Exhibit 99.1

Royal Bank of Canada Notice of Annual and Special Meeting of Common Shareholders Notice of Special Meeting of First Preferred Shareholders April 5, 2023 Management Proxy Circular

Caution regarding forward-looking statements

From time to time, Royal Bank of Canada and its subsidiaries (RBC, bank, we, us or our) make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this management proxy circular (circular), in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, and in other communications. Forward-looking statements in this circular include, but are not limited to, statements relating to our approach to compensation, our approach to managing environmental, social and governance (ESG) matters, including our goals with respect to diversity and inclusion as well as our climate- and sustainability-related beliefs, targets and goals (including our net-zero and sustainable finance commitments). The forward-looking information contained in this circular is presented for the purpose of assisting our stakeholders in understanding our vision, commitments, goals and targets, as well as the ways we intend to address ESG matters, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “expectation”, “aim”, “achieve”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “strive”, “commit”, “target”, “objective”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our environmental and social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: our ability to gather and verify data, our ability to successfully implement various initiatives throughout the bank under expected time frames, the risk that initiatives will not be completed within a specified period or at all or with the results or outcome as originally expected or anticipated by the bank, the compliance of various third parties with agreements, our policies and procedures and their commitments to us, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, model, legal and regulatory environment, and systemic risks and other risks discussed in the risk sections of our annual report for the year ended October 31, 2022 (2022 annual report) and the Risk management section of our quarterly report for the three-month period ended January 31, 2023 (Q1 2023 report to shareholders). Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2022 annual report.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Material economic assumptions underlying the forward-looking statements contained in this circular are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2022 annual report, as updated by the Economic, market and regulatory review and outlook section of our Q1 2023 report to shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2022 annual report and in the Risk management section of our Q1 2023 report to shareholders.

Important notice regarding this proxy circular

This circular provides information about a number of RBC’s ESG-related (including climate-related) commitments.

RBC’s commitment to achieving net-zero emissions in our lending by 2050 is not inclusive of the activities of and the assets under management by RBC Global Asset Management (RBC GAM)1 and RBC Wealth Management (RBC WM)2 .

RBC’s initial 2030 interim emissions reduction targets were set for lending in three key sectors: oil and gas, power generation and automotive (interim targets). The methodology used for setting these interim targets excludes the practices of RBC GAM and RBC WM.

RBC’s commitment to provide $500 billion in sustainable finance by 2025 includes financial activities that take into account environmental, social and governance factors. The measurement of our sustainable finance activities under the RBC Sustainable Finance Framework currently excludes the practices of RBC GAM, RBC WM, City National Bank and Brewin Dolphin Holdings PLC and its subsidiaries. See our Sustainable Finance Framework (available at rbc.com/environment) for more information.

1

RBC GAM includes, but is not limited to, the following wholly owned indirect subsidiaries of Royal Bank of Canada: RBC Global Asset Management Inc. (including Phillips, Hager & North Investment Management), RBC Global Asset Management (U.S.) Inc., RBC Global Asset Management (UK) Limited, RBC Global Asset Management (Asia) Limited and BlueBay Asset Management LLP.

2

RBC WM includes, but is not limited to, the following affiliates: (a) RBC Dominion Securities Inc. (Member – Canadian Investor Protection Fund), RBC Direct Investing Inc. (Member – Canadian Investor Protection Fund), Royal Mutual Funds Inc., RBC Wealth Management Financial Services Inc., Royal Trust Corporation of Canada and The Royal Trust Company, which are separate but affiliated subsidiaries of the Bank; and (b) Brewin Dolphin Holdings PLC and its subsidiaries.

Royal Bank of Canada

Royal Bank of Canada

Notice of annual and special meeting of common shareholders

Notice of special meeting of first preferred shareholders

When

Wednesday, April 5, 2023

9:30 a.m. (Central Time)

Where

Via live webcast online:

at web.lumiagm.com/421160152

In person:

Delta Hotels Bessborough

601 Spadina Crescent East

Saskatoon, Saskatchewan

The health and safety of our shareholders, employees, clients and communities is a top priority. Although the COVID-19 situation has improved since our 2022 annual meeting, we may consider holding virtual-only meetings in light of the continued and unpredictable nature of COVID-19, and potential protocols recommended by public health authorities and organizations or our Chief Medical Director.

Please visit our website at rbc.com/investorrelations in advance of the meeting for the most current information about attending the meeting.

Business of the annual and special meeting of common shareholders

At the meeting, common shareholders will:

⬛ Receive our financial statements for the years ended October 31, 2022 and 2021 and the related auditor’s reports

⬛ Elect directors

⬛  Appoint our auditor

⬛ Have a say on our approach to executive compensation

⬛ Consider an ordinary resolution to approve an amendment to the bank’s stock option plan to extend the exercise period of stock options that expire during a blackout period or shortly thereafter

⬛ Consider a special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time

⬛ Consider the shareholder proposals set out in Schedule A of the proxy circular that are properly introduced at the meeting, and

⬛ Transact any other business that may properly come before the meeting.

Business of the special meeting of first preferred shareholders

At the meeting, first preferred shareholders will:

⬛ Consider a special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time

For more information about how to vote, attend and ask questions at the meeting, see pages 11 to 15 of the proxy circular.

By order of the board of directors,

Karen McCarthy

Senior Vice-President, Associate General Counsel and Secretary

February 7, 2023

Your vote is important!

We encourage you to read the proxy circular before exercising your vote.

Unless you intend to vote at the meeting, please vote as early as possible so your RBC common or first preferred shares are represented at the meeting. Computershare Trust Company of Canada, our transfer agent, must receive your vote no later than 1:00 p.m. (Eastern Time) on Monday, April 3, 2023.

See pages 11 to 13 of the proxy circular for detailed instructions on how to vote.

Royal Bank of Canada

Fellow

shareholders,

We are pleased to invite you to this year’s annual and special meeting of common shareholders and special meeting of first preferred shareholders, which will be held on April 5, 2023, at 9:30 a.m. (Central Time).

Purpose, performance, premium growth

The world faced challenges and uncertainties in 2022, including a number of fallouts from the war in the Ukraine, inflation, rising interest rates and weakening economic prospects. At the same time, many people, including RBC employees, looked to create new work routines while sustaining a sense of belonging and purpose. Societal challenges exposed by the pandemic and the ongoing impacts of climate change continued to affect individuals and communities where RBC operates.

Yet the strength of the RBC global franchise allowed the bank to remain focused on helping clients thrive and communities prosper. By aligning our purpose with performance, the bank continued to drive premium growth and, in turn, create value for all our stakeholders, including shareholders. Indeed, our enduring success – built to perform through the economic cycle while actively pursuing growth opportunities – is underpinned by the bank’s strategic intent to balance its aspirations with the near- and longer-term interests of our stakeholders.

Enduring advantages

Our financial results in 2022 reflected the resilience of our strategy. The bank took market share in areas of strategic importance. We also followed through on bold ambitions, including the acquisition of Brewin Dolphin, which now makes RBC one of the largest wealth managers in the U.K., Ireland and the Channel Islands. In addition, on November 29, 2022, RBC announced that it had entered into an agreement to acquire HSBC Bank Canada, a premier Canadian personal and commercial bank focused on globally connected clients.

By creating exceptional experiences, RBC earned accolades and awards as the bank of choice for both clients and employees in 2022. These achievements help explain why RBC is the second most valued bank brand among the Top 10 Global Banks1. Moreover, RBC concluded fiscal 2022 as the highest-valued bank on a price-to-book ratio among global banks with over $850 billion in loans. All this was made possible by an array of attributes and competitive advantages, including our premium businesses, strong balance sheet, prudent risk management, diversified business model and exceptional team of 95,000+ employees.

Safeguarding the interests of those we serve

As always, the board continued to advise on the strategic direction of the bank, oversee management and safeguard the interests of RBC shareholders. As RBC serves a complex network of other stakeholders, the board also measures the bank’s performance in ways that not only include but go beyond financial results. Climate change, for instance, threatens our collective prosperity. Directors assess management’s plans, targets and metrics to determine how the bank manages climate-related risks and opportunities, as well as the effectiveness and impact of the bank’s commitments on its business, clients and communities it serves. For instance, this year directors approved the RBC Climate Blueprint, which outlines the bank’s strategic response to climate change and underpins our key climate initiatives. This includes the release of the bank’s initial 2030 interim emissions reduction

1	Kantar BrandZ Most Valuable Global Brands

Royal Bank of Canada

targets for lending in three key sectors: oil and gas, power generation and automotive. The release of these initial 2030 interim emissions reduction targets, following extensive engagement with management and board oversight, marks a key milestone in the bank’s commitment to achieving net-zero in its lending portfolio by 2050.

Building capacity

The pace of change in the financial services industry continues to accelerate. For the board, a key responsibility is to identify and prepare for any number of emerging challenges and opportunities that will shape the bank’s future. This includes building capacity around the board table. The appointment of Mirko Bibic, President and Chief Executive Officer of BCE Inc. and Bell Canada, builds on the board’s existing strength, and broadens its perspectives. We would also like to recognize David Denison who will retire from the board after a decade of service.

Transitioning the chair

In December 2022, RBC announced that Jacynthe Côté will be appointed as chair of the board, effective upon her re-election as an independent director at the annual and special meeting of common shareholders on April 5, 2023. We have benefited from Jacynthe’s insightful guidance and in-depth knowledge since she joined the board in 2014, and as chair of the governance committee during the last four years.

Those who have served as RBC chair understand it comes with unique opportunities to build a more prosperous and sustainable future for millions of people and thousands of communities around the world. We look forward to Jacynthe’s leadership, and the meaningful contributions she will make in the coming years.

Your vote

We encourage you to participate at our shareholder meetings. Join us on April 5 to vote on important matters and ask questions. Please consider the information set out in this proxy circular and vote online, by phone or by completing and sending in your proxy or voting instructions form prior to the meetings.

We thank you for your continued support and look forward to engaging with you at the meetings.

Kathleen Taylor Chair of the Board	Dave McKay President and Chief Executive Officer

Royal Bank of Canada

Delivery of meeting materials

Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions (OSFI), we are using notice-and-access to deliver this proxy circular to our registered and non-registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report to our non-registered (beneficial) shareholders.

This means that, instead of receiving a paper copy of the meeting materials, you will receive a notice explaining how to access these materials online. Notice-and-access is environmentally friendly as it reduces paper and energy consumption, and it allows for faster access to meeting materials.

You will also receive a form of proxy or a voting instruction form with this notice so you can vote your shares.

For the special meeting of first preferred shareholders, we are sending a notice explaining how to access the meeting materials online as well as a voting instruction form to all first preferred shareholders, including those who may have declined to receive any meeting materials.

How to access the meeting materials online

The meeting materials can be found online at:

•	our website at rbc.com/investorrelations

•	the website of our transfer agent, Computershare Trust Company of Canada (Computershare), at envisionreports.com/RBC2023

•	SEDAR at sedar.com, and

•	EDGAR at sec.gov/edgar.shtml.

How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials at no cost up to one year from the date the proxy circular is filed on SEDAR as follows:

To receive the meeting materials prior to the voting deadline and the date of the meetings, we must receive your request no later than 5:00 p.m. (Eastern Time) on Monday, March 20, 2023. The meeting materials will then be sent to you within three business days of receiving your request. Please note that you will not receive another voting instruction form or form of proxy.

If you submit your request after the meetings, the meeting materials will be sent to you within 10 calendar days of receiving your request.

Who to contact if you have questions about notice-and-access

Please call Computershare at

1-866-586-7635 (Canada/U.S.) or

514-982-7555 (International).

Royal Bank of Canada

Sign up for eDelivery

You can receive shareholder materials, including the notice, form of proxy and voting instruction form, by email. eDelivery reduces paper and energy consumption and gets the documents to you faster.

Non-registered (beneficial) shareholders

Go to proxyvote.com and sign up using the control number on your voting instruction form or, after the meetings, contact your intermediary.

Registered shareholders

Go to investorvote.com and sign up using the control number on your proxy form or go to investorcentre.com/rbc and click on “Receive Documents Electronically”.

The information in this proxy circular is as of February 7, 2023. All dollar amounts are in Canadian dollars, unless stated otherwise.

In this circular, “RBC”, the “bank”, “we” and “our” mean Royal Bank of Canada; “common shares” means RBC common shares unless the context indicates otherwise; and “shareholder” and “you” mean a holder of common shares, unless the context indicates otherwise.

All references to websites are for your information only. The content of any websites referred to in this circular, including via website link, and any other websites they refer to are not incorporated by reference in, and do not form part of, this circular.

Royal Bank of Canada

Management proxy circular

What’s inside

The meetings	Governance	Executive compensation

6	28	57

Additional items	Shareholder proposals	Contact information

101	102	Back cover

Royal Bank of Canada

The meetings

Business of the annual and special meeting of common shareholders

⬛	Receive our financial statements and related auditor’s reports

The consolidated financial statements and management discussion and analysis for the years ended October 31, 2022 and 2021, together with the auditor’s reports on those financial statements, are in our 2022 annual report at rbc.com/investorrelations and on Computershare’s website at envisionreports.com/RBC2023; SEDAR at sedar.com and EDGAR at sec.gov/edgar.

⬛	Elect directors

12 nominees are standing for election as directors of RBC. See pages 16 to 23 of this circular for more information on the nominees. Each director will be elected to hold office until the next annual meeting of shareholders. All of the nominees are currently RBC directors.

The board recommends voting FOR each nominee.

⬛	Appoint our auditor

The board proposes the appointment of PricewaterhouseCoopers LLP (PwC) as our auditor until the next annual meeting of shareholders. Representatives from PwC will be at the meeting to answer your questions. A description of fees paid to our auditor can be found on pages 52 to 53 of this circular.

The board recommends voting FOR PwC as our auditor.

⬛	Have a say on our approach to executive compensation

Shareholder input is a key aspect of our engagement process, which includes inviting you to have your say on our approach to executive compensation.

If you have any comments or questions about our approach to executive compensation, please contact the chair of the board using the contact information on the back cover of this circular. Please review the section on executive compensation starting on page 57 of this circular, where we describe our approach.

More specifically, the board of directors recommends approving the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2023 annual and special meeting of common shareholders.”

While this vote is advisory and non-binding, the board will consider the result in future compensation planning.

The board recommends voting FOR our approach to executive compensation.

⬛

Consider an ordinary resolution to be adopted by a simple majority of the votes cast by common shareholders to amend the bank’s stock option plan to extend the exercise period of stock options that expire during a blackout period or shortly thereafter to 10 business days following the end of a blackout period

The bank’s stock option plan creates an incentive for participants who are granted stock options to enhance shareholder value by providing a form of pay-for-performance compensation that is tied to the value of the bank’s common shares. Stock options are granted to participants by the human resources committee of the board of directors. For more information about the bank’s stock option plan, see pages 93 to 94 of the proxy circular.

Shareholders last approved amendments to the stock option plan at the annual meeting of common shareholders held on March 2, 2007. Since then, the bank has conducted reviews of the stock option plan to ensure that it aligns with regulatory and stock exchange requirements, as well as market

Royal Bank of Canada

The meetings

and industry practices. Amendments to the bank’s stock option plan are being proposed at this time to align with Toronto Stock Exchange (TSX) rules and market practice. The amendment being proposed for approval by shareholders does not increase the maximum number of shares that may be issued under the stock option plan.

TSX rules require issuers to obtain common shareholder approval for any extensions of the term of a stock option held by an insider of the issuer. However, TSX recognizes that this rule may unintentionally penalize positive behaviour as issuers with good corporate governance practices may from time to time impose blackout periods that prohibit insiders from exercising their stock options. This can result in stock options held by insiders expiring before they can be exercised. For that reason, TSX rules allow issuers to adopt, with shareholder approval, a stock option plan which provides that the term of a stock option may expire on the later of (i) a fixed date, or (ii) a date shortly afterwards if the fixed date falls within, or immediately after, a blackout period. Aligned with TSX rules, the other major Canadian banks’ respective stock option plans provide for the extension of the expiry date of a stock option in the event the expiry date falls during a blackout period.

The bank has a long-standing policy under which trading windows are closed for insiders for a period of time prior to each quarterly release of financials, as well as in other instances, which can result in stock options expiring before they can be exercised. In an effort to make the stock option plan more consistent with TSX rules and the practices of the bank’s peers, on January 26, 2023, the board of directors approved, subject to the approval of the bank’s common shareholders, amending the stock option plan to provide for the extension of the exercise period for stock options held by a participant who is otherwise prevented from exercising stock options under the bank’s trading policies to 10 business days following the end of a blackout period.

The board of directors therefore recommends that common shareholders approve the following resolutions:

‘“RESOLVED THAT the bank’s stock option plan be and is hereby amended to include a conditional expiry date for stock options expiring in a blackout period, or expiring within ten (10) business days after the end of a blackout period, to extend the period of exercise of such stock options for ten (10) business days following the end of such blackout period, and

THAT any officer of the bank be and is hereby authorized to do all such things and to sign, execute and deliver any and all documents and instruments as may be necessary or advisable in order to give effect to this resolution.”

The board recommends voting FOR the proposed amendment to the stock option plan.

⬛

Consider a special resolution to be adopted by not less than two-thirds of the votes cast by common shareholders to approve an amendment to subsection 1.1.2 of by-law three to change the authorized capital of the bank by increasing the maximum aggregate consideration limit of first preferred shares from $20 billion to $30 billion and by modifying such limit to only include first preferred shares outstanding at any given time

Section 1.1 of by-law three of the bank currently allows for the issuance of common shares, first preferred shares and second preferred shares. More specifically, subsection 1.1.2 allows the bank to issue an unlimited number of first preferred shares, without nominal or par value, up to a maximum aggregate consideration of $20 billion. As at January 31, 2023, RBC has $2.6 billion remaining of first preferred shares available for issuance. While RBC has issued $17.4 billion of first preferred shares to date, the aggregate consideration of first preferred shares currently outstanding is approximately $7.3 billion.

It is therefore recommended to amend by-law three so that the maximum aggregate consideration of $20 billion for which first preferred shares may be issued be increased to $30 billion and to modify such limit to include only outstanding first preferred shares at any given time, instead of the total maximum aggregate consideration of all first preferred shares that have been issued to date including matured, redeemed and cancelled first preferred shares.

Preferred shares are a class of share capital that entitles the holder to a predetermined dividend rate. They are a form of low-cost, high-quality capital that carry no voting rights and are not dilutive to the ownership interests of common shareholders. Given the ownership restrictions under the Bank Act (Canada), it is highly unlikely that such preferred shares could be used as an anti-takeover tool.

Canadian banks issue preferred share capital along with other forms of capital to meet regulatory capital requirements under Basel III guidelines (Basel III) published by the Basel Committee on Banking Supervision and capital adequacy requirements set by the Office of the Superintendent of Financial Institutions (OSFI). Capital sufficiency is critical for the financial health of the bank and shareholders have a vested interest to ensure RBC is well capitalized. This proposed change will allow the bank to issue new first preferred shares, which will assist the bank’s long-term capital planning and capital issuance needs in compliance with Basel III requirements. It will also support balance sheet growth as the bank’s total assets have increased by 308% and its risk-weighted assets have increased by 210% since 2006.

There are no second preferred shares of the bank outstanding at this time. There is no change proposed to the current maximum aggregate consideration of $5 billion for which second preferred shares may be issued.

On January 26, 2023, the board of directors of the bank approved an amended and restated subsection 1.1.2 of by-law three reflecting the changes described above. This amendment is not effective until confirmed by special resolution adopted by not less than two-thirds of the votes cast by common shareholders. In addition, this amendment must be approved by special resolution adopted by not less than two-thirds of the votes cast by first preferred shareholders, voting separately as a class.

Royal Bank of Canada

The meetings

The board of directors therefore recommends that common shareholders approve the following resolutions:

“RESOLVED THAT:

1.

the replacement of existing subsection 1.1.2 of by-law three with the following amended and restated subsection 1.1.2 of by-law three be and is hereby confirmed, provided, however, that if the approval by the holders of first preferred shares of the amended and restated subsection 1.1.2 of by-law three is not received, this special resolution shall be of no effect:

‘1.1.2 an unlimited number of First Preferred Shares, without nominal or par value, provided that the First Preferred Shares outstanding at any time shall have been issued for a maximum aggregate consideration of $30,000,000,000’; and

2.	the proper officers of the bank be and they are hereby authorized to take such action and execute and deliver such documentation as may be necessary or desirable in connection with the foregoing; and

3.	the directors of the bank be and they are hereby authorized to revoke this special resolution before it is acted upon.”

The board recommends voting FOR the proposed changes to the authorized capital of the bank.

⬛	Consider shareholder proposals

The shareholder proposals are set out in Schedule A to this circular starting on page 102.

The board recommends voting AGAINST each proposal for the reasons noted in the board’s responses.

Shareholder proposals for next year’s annual meeting must be submitted by 5:00 p.m. (Eastern Time) on November 9, 2023.

Business of the special meeting of first preferred shareholders

⬛

Consider a special resolution to be adopted by not less than two-thirds of the votes cast by first preferred shareholders to approve an amendment to subsection 1.1.2 of by-law three to change the authorized capital of the bank by increasing the maximum aggregate consideration limit of first preferred shares from $20 billion to $30 billion and by modifying such limit to only include shares outstanding at any given time

Section 1.1 of by-law three of the bank currently allows for the issuance of common shares, first preferred shares and second preferred shares. More specifically, subsection 1.1.2 allows the bank to issue an unlimited number of first preferred shares, without nominal or par value, up to a maximum aggregate consideration of $20 billion. As at January 31, 2023, RBC has $2.6 billion remaining of first preferred shares available for issuance. While RBC has issued $17.4 billion of first preferred shares to date, the aggregate consideration of first preferred shares currently outstanding is approximately $7.3 billion.

It is therefore recommended to amend by-law three so that the maximum aggregate consideration of $20 billion for which first preferred shares may be issued be increased to $30 billion and to modify such limit to include only outstanding first preferred shares at any given time, instead of the total maximum aggregate consideration of all first preferred shares that have been issued to date including matured, redeemed and cancelled first preferred shares.

Preferred shares are a class of share capital that entitles the holder to a predetermined dividend rate. They are a form of low-cost, high-quality capital that carry no voting rights and are non dilutive to the ownership interests of common shareholders. Given the ownership restrictions under the Bank Act (Canada), it is highly unlikely that such preferred shares could be used as an anti-takeover tool.

Canadian banks issue preferred share capital along with other forms of capital to meet regulatory capital requirements under Basel III guidelines (Basel III) published by the Basel Committee on Banking Supervision and capital adequacy requirements set by the Office of the Superintendent of Financial Institutions (OSFI). Capital sufficiency is critical for the financial health of the bank and shareholders have a vested interest to ensure RBC is well capitalized. This proposed change will allow the bank to issue new first preferred shares, which will assist the bank’s long-term capital planning and capital issuance needs in compliance with Basel III requirements. It will also support balance sheet growth as the bank’s total assets have increased by 308% and its risk-weighted assets have increased by 210% since 2006.

Royal Bank of Canada

The meetings

There are no second preferred shares of the bank outstanding at this time. There is no change proposed to the current maximum aggregate consideration of $5 billion for which second preferred shares may be issued.

On January 26, 2023, the board of directors of the bank approved an amended and restated subsection 1.1.2 of by-law three. This amendment is not effective until approved by special resolution adopted by not less than two-thirds of the votes cast by first preferred shareholders. In addition, the amendment must be confirmed by special resolution adopted by not less than two-thirds of the votes cast by common shareholders, voting separately as a class.

The board of directors therefore recommends that first preferred shareholders adopt the following resolutions:

“RESOLVED THAT:

1.

the replacement of existing subsection 1.1.2 of by-law three with the following amended and restated subsection 1.1.2 of by-law three be and is hereby approved, provided, however, that if the confirmation by the holders of common shares of the amended and restated subsection 1.1.2 of by-law three is not received, this special resolution shall be of no effect:

‘1.1.2 an unlimited number of First Preferred Shares, without nominal or par value, provided that the First Preferred Shares outstanding at any time shall have been issued for maximum aggregate consideration of $30,000,000,000’; and

2.	the proper officers of the bank be and they are hereby authorized to take such action and execute and deliver such documentation as may be necessary or desirable in connection with the foregoing; and

3.	the directors of the bank be and they are hereby authorized to revoke this special resolution before it is acted upon.”

The board recommends voting FOR the proposed changes to the authorized capital of the bank.

Voting questions and answers

Who can vote?

Each common and each first preferred share gives you one vote, subject to the voting restrictions explained below.

Common shareholders have the right to vote in the annual and special meeting of common shareholders if they owned common shares on the record date, February 7, 2023. There were 1,385,919,070 outstanding common shares that were eligible to vote on that date.

First preferred shareholders have the right to vote in the special meeting of first preferred shareholders if they owned first preferred shares on the record date, February 7, 2023. There were 106,015,385 outstanding first preferred shares that were eligible to vote on that date.

Who cannot vote?

Common shares and first preferred shares cannot be voted if they are beneficially owned by:

•	the Canadian government or any of its agencies

•	a provincial government or any of its agencies

•	the government of a foreign country, any political subdivision of a foreign country or any of its agencies

•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance, or

•	any person, or any entity controlled by one of the persons listed above, that represents, in aggregate, more than 20% of the eligible votes.

As of February 7, 2023, management and the board are unaware of any person who owns or exercises control or direction over more than 10% of our outstanding common shares or first preferred shares.

Royal Bank of Canada

The meetings

How does voting work?

You can vote your common or first preferred shares by proxy or at the applicable meeting.

Common shareholders

A simple majority of the votes cast by proxy or at the annual and special meeting of common shareholders will constitute approval of matters voted on, with the exception of the approval of the amendment to subsection 1.1.2 of by-law three which must be approved by a special resolution adopted by a majority of not less than two-thirds of the votes cast by common shareholders either by proxy or at the meeting.

First preferred shareholders

The amendment to subsection 1.1.2 of by-law three must also be approved by a special resolution adopted by a majority of not less than two-thirds of the votes cast by first preferred shareholders either by proxy or at the special meeting of first preferred shareholders.

Is my vote confidential?

Yes, your vote is confidential.

To keep your vote confidential, our transfer agent, Computershare, counts all the proxies and does not provide any individual voting information to RBC unless a shareholder clearly intends to communicate their individual position to the board or management or Computershare is legally required to provide this information.

If you submit your vote using the voting instruction form, your intermediary will tabulate your form and communicate only the result of each vote to Computershare.

How do I vote?

There are two ways you can vote: by proxy or at the applicable meeting either online or in person. Please follow the instructions below based on whether you are a non-registered (beneficial) shareholder or a registered shareholder. These instructions apply whether you are a common shareholder or a first preferred shareholder. All first preferred shareholders are non-registered (beneficial) shareholders.

If you are both a common shareholder and a first preferred shareholder, you will receive a set of meeting materials for each of the annual and special meeting of common shareholders and the special meeting of first preferred shareholders and you will be able to vote separately at each meeting.

Non-registered (beneficial) shareholders An intermediary such as a securities broker, trustee or financial institution holds your shares. Your intermediary sent you a voting instruction form.	Registered shareholders Your shares are registered directly in your name with our transfer agent, Computershare. A form of proxy was included in your package.

Royal Bank of Canada

The meetings

Voting by proxy before the applicable meeting
Non-registered (beneficial) shareholders	Registered shareholders
Provide your instructions in one of these ways:	Provide your instructions in one of these ways:

Visit proxyvote.com and enter your 16-digit control number listed on the enclosed voting instruction form.

English: 1-800-474-7493

French: 1-800-474-7501

Complete your voting instruction form and return it by mail in the envelope provided.

Visit investorvote.com and enter your 15-digit control number listed on the enclosed form of proxy.

Complete your form of proxy and return it by mail in the envelope provided.

Fax your completed form of proxy to:

Canada/U.S.: 1-866-249-7775

International: 416-263-9524

Changed your mind?	Changed your mind?
If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, contact your intermediary immediately.

You may revoke your proxy by:

• delivering a written notice to the secretary, or

• completing, signing and returning a new proxy form bearing a later date than the form already returned to Computershare.

The written notice or new proxy form must be received no later than 1:00 p.m. (Eastern Time) on Monday, April 3, 2023.

Attending the applicable meeting yourself and voting at that meeting
Non-registered (beneficial) shareholders	Registered shareholders

• Write your own name in the space provided on your voting instruction form to instruct your intermediary to appoint you as proxyholder.

• Sign and return the voting instruction form according to the delivery instructions provided.

• Do not complete the instructions section of the voting instruction form as you will be attending and voting online or in person at the applicable meeting.

• If attending the meeting online, register yourself as your proxyholder, as described below under “Appointing a proxyholder to represent you and vote at the applicable meeting”.

• If attending the meeting in person, please check in at the registration desk when you arrive at the meeting.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting.

• Do not complete or return your form of proxy as you will be voting at the meeting.

• If attending the meeting online, log in online as a registered shareholder as described below under “Attending the meeting online”.

• If attending the meeting in person, please check in at the registration desk with our transfer agent, Computershare.

Appointing a proxyholder to represent you and vote at the applicable meeting

The form of proxy or voting instruction form appoints Kathleen Taylor or David McKay, each a director of RBC, as your proxyholder, which gives them the authority to vote your shares at the applicable meeting or any adjournment.

You can choose another person or company, including a person who is not a shareholder, as your proxyholder to vote your shares online or in person at the applicable meeting. To do this, you must appoint that person as proxyholder as described above under “Voting by proxy before the applicable meeting”.

If the proxyholder will be attending the meeting online, you must register this proxyholder online at
computershare.com/RBC2023 no later than 1:00 p.m. (Eastern Time) on Monday, April 3, 2023 in order for Computershare to email the proxyholder with a username. Failure to register the proxyholder with Computershare will mean the proxyholder will be unable to register online as a participant, vote or ask questions online.

If the proxyholder will be attending the meeting in person, they will need to check in at the registration desk when they arrive at the meeting.

Royal Bank of Canada

The meetings

How will my proxyholder vote my shares?

Your proxyholder must follow your voting instructions on how you want your shares voted. You can also elect to have your proxyholder decide for you. If you have not specified voting instructions on a particular matter, your proxyholder can vote your shares as they see fit.

Unless you provide alternative instructions, common shares represented by proxies will be voted as follows:

•	FOR the election of our director nominees
•	FOR the appointment of PwC as our auditor
•	FOR the advisory resolution on our approach to executive compensation
•	FOR the amendment to the bank’s stock option plan to extend the exercise period of stock options that expire during a blackout period or shortly thereafter
•

FOR the amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time

•	FOR management’s proposals generally
•	AGAINST the shareholder proposals set out in Schedule A

Unless you provide alternative instructions, first preferred shares represented by proxies will be voted as follows:

•

FOR the amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time.

What about amendments or other business?

If amendments to the business items described in this circular or other business items properly come before any of the meetings, your proxyholder will decide how to vote on them, if applicable.

How does RBC solicit proxies?

RBC management solicits proxies for use at our annual and special meeting of common shareholders and special meeting of first preferred shareholders on April 5, 2023 or any adjournment primarily by mail. Our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have retained Laurel Hill Advisory Group (Laurel Hill) to help us with this process, at an estimated fee of $71,500. Laurel Hill may contact certain non-registered (beneficial) shareholders to assist in exercising their voting rights directly by telephone via Broadridge Investor Communications Corporation’s QuickVoteTM service. We pay all costs associated with soliciting proxies.

Where can I find the voting results?

Following the annual and special meeting of common shareholders and special meeting of first preferred shareholders, we will post the voting results at rbc.com/investorrelations and file the results with Canadian securities regulators at sedar.com.

Attending the meetings online

How do I attend the annual and special meeting of common shareholders or the special meeting of first preferred shareholders online?

These instructions apply whether you are a common shareholder or a first preferred shareholder.

If you are a registered shareholder or a proxyholder (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder), you will be able to attend the meeting online, securely vote and ask questions in real time as follows:

•	Log in online at web.lumiagm.com/421160152.

•	Click “I have a login” and then enter your 15-digit control number and password rbc2023 (case sensitive).

For registered shareholders: The 15-digit control number located on the form of proxy or in the email notification you received is your control number.

For proxyholders: Once appointed and registered as proxyholder as described above under “Attending the applicable meeting yourself and voting at that meeting” and “Appointing a proxyholder to represent you and vote at the applicable meeting”, Computershare will provide you with a username by email after 1:00 p.m. (Eastern Time) on Monday, April 3, 2023.

To vote online on the matters put forth at the meeting, you must accept the terms and conditions, thus revoking any and all previously submitted proxies.

If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions once you log in, in which case you will enter the meeting as a guest and you will not be able to vote online or ask questions at the meeting.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

Royal Bank of Canada

The meetings

If you are a non-registered (beneficial) shareholder and you have not appointed yourself as proxyholder, you will only be able to attend the virtual meeting as a guest as follows:

•	Log in online at web.lumiagm.com/421160152, click “I am a guest” and register online.

People attending as guests will not be able to vote online or ask questions at the meeting.

Registered shareholders, non-registered (beneficial) shareholders and guests can also attend the meeting online at rbc.com/investorrelations or via telephone at the following numbers:

• English: • 1-800-945-9434 (Canada and the U.S.) • 647-722-6880 (International)	• French: • 1-800-734-8583 (Canada and the U.S.) • 416-981-9036 (International)

People attending online at rbc.com/investorrelations or via telephone will not be able vote or ask questions at the meeting.

You should allow at least 15 minutes to check in to the meeting and complete the related registration.

How can a U.S. non-registered (beneficial) shareholder attend the meetings online?

To attend and vote online at the applicable meeting, you must first obtain a legal proxy form from the intermediary that holds your common or first preferred shares and then register in advance of the applicable meeting as follows:

•	Follow the instructions from your intermediary or contact your intermediary to request a legal proxy form.

•

Submit a copy of your legal proxy form to Computershare by mail using the contact information on the back cover of the circular or by email at uslegalproxy@computershare.com to register for the meeting. Requests for registration must be labelled “Legal Proxy” and be received no later than 1:00 p.m. (Eastern Time) on Monday, April 3, 2023.

•	A confirmation of your registration will be emailed to you after Computershare receives your registration materials.

•	Register your appointment at computershare.com/RBC2023.

Once these steps are completed, you may attend the meeting and vote your shares at web.lumiagm.com/421160152 during the meeting.

Attending the meetings in person

How do I attend the annual and special meeting of common shareholders or the special meeting of first preferred shareholders in person?

These instructions apply whether you are a common shareholder or a first preferred shareholder.

If you are a registered shareholder or a proxyholder (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder), you will be able to attend the meeting in person, vote and ask questions after registering at the registration desk.

Only registered shareholders and duly appointed proxyholders will be granted access to the in-person meetings. However, non-registered (beneficial) shareholders who have not appointed themselves proxyholders, non-shareholders and other guests will be able to attend the meetings online as described above under “Attending the meetings online”.

Although the COVID-19 situation has improved since the 2022 annual meeting, we may consider holding a virtual-only meeting in light of the continued and unpredictable nature of COVID-19 and potential protocols recommended by public health authorities and organizations or our Chief Medical Director. Please visit our website at rbc.com/investorrelations in advance of the meetings for the most current information about attending the meetings in person.

How can I ask questions?

At the meetings, the bank will hold a live question-and-answer (Q&A) session to answer questions received prior to the meetings and questions submitted during the meetings. Only registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) may submit questions during the meetings.

Registered first preferred shareholders or proxyholders appointed by first preferred shareholders may only submit questions regarding matters related to the special meeting of first preferred shareholders.

Royal Bank of Canada

The meetings

If you are attending the meetings online, you must log in online as a registered shareholder or a duly appointed proxyholder to ask questions. If you log in as a guest, you will not be able to ask questions online at the meetings.

If you are attending the meetings in person, proof that you are a shareholder or duly appointed proxyholder will be verified at the registration desk.

Before the meetings
You can ask questions prior to the meetings by contacting the secretary using the contact details on the back cover of this circular.

During the meetings

If attending online, you can ask questions during the meetings either in writing or via live audio webcast, at web.lumiagm.com/421160152.

If attending in person, you can ask questions at one of the microphones when called upon.

Questions can be asked at any time during the meetings until the chair of the meeting closes the Q&A session. Questions related to the matters of business will be addressed at the time each such matter is being discussed. Other questions will be addressed during the Q&A session after the business of both meetings has been completed.

Registered first preferred shareholders or proxyholders appointed by first preferred shareholders may only submit questions regarding matters related to the special meeting of first preferred shareholders.

People attending the meetings online at web.lumiagm.com/421160152 as guests, online at rbc.com/investorrelations or via telephone will not be able to ask questions during the meetings.

For more information about how to ask questions during the meetings, visit rbc.com/investorrelations.

We will only answer questions of interest to all shareholders during the meetings. Similar questions may be grouped and addressed collectively. The chair of the meetings has broad authority to conduct the meetings in an orderly manner and reserves the right to edit questions or to reject questions deemed inappropriate in accordance with the rules of conduct of the meetings, which are available at rbc.com/investorrelations and at web.lumiagm.com/421160152. If your question is related to a personal matter, an RBC representative will contact you after the meetings.

We will respond in writing to the shareholder or proxyholder as soon as practical after the meetings to any questions that were not answered during the meetings.

Where can I find additional information?

Please contact Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International) if you are not sure whether you are a registered shareholder or non-registered (beneficial) shareholder or for additional information regarding:

•	voting by proxy before the applicable meeting

•	voting at the applicable meeting

•	attending the applicable meeting online or in person, or

•	other general proxy matters.

For information regarding technical and logistical issues related to accessing the meetings online, please visit web.lumiagm.com/421160152, click on “Technical support/Soutien technique” and follow the instructions.

Royal Bank of Canada

The meetings

Directors

The nominees

This year, we have 12 nominees standing for election. The following nominee profiles include a summary of each nominee’s career experience, areas of expertise, current board committee memberships and directorships at other public companies over the past five years. For more information about our nominees, see the Directors and Executive Officers section in our annual information form dated November 29, 2022. The information about each director nominee in this circular is current as of February 7, 2023 except as otherwise noted.

Board composition

42% of our director nominees identify as women 25% of our director nominees identify as Black, Indigenous or people of colour

The average tenure of our director nominees is 5.2 years

This section also includes each nominee’s equity ownership in RBC as at the end of our last two fiscal years, which is comprised of shares and director deferred stock units (DDSUs).

Values of shares and DDSUs are based on $126.05 and $128.82, the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on the last trading days of the 2022 fiscal year (October 31, 2022) and the 2021 fiscal year (October 29, 2021), respectively. None of the nominees hold shares of RBC subsidiaries. The total of RBC securities held as a multiple of the equity ownership requirement for directors is calculated as of October 31, 2022.

The attendance figures in each nominee’s profile show the number of board and committee meetings the nominee attended in fiscal 2022 out of the number of meetings that were held while the nominee was a member.

Directors are required to attend a minimum of 75% of board and committee meetings, except where the governance committee determines that factors beyond their control prevented them from achieving this requirement. Overall attendance includes both regularly scheduled and special meetings of the board and its committees. Special meetings are scheduled as needed, often on short notice, and largely relate to ordinary course matters that arise between regularly scheduled meetings. Directors often attend meetings of the committees of which they are not members.

1

Throughout this proxy circular we will refer to Black, Indigenous and people of colour. This term recognizes the unique histories of racism that Black and Indigenous people have lived through. While the terminology originated in the United States, its meaning has significance worldwide. Similar acronyms are used in different regions; for example, BAME, which is commonly used in the U.K. stands for Black, Asian and Minority Ethnic. Referring to Black, Indigenous and people of colour is not intended to be a catch-all as RBC recognizes that not all racialized people experience racism in the same way. White includes nominees who have identified as Caucasian/White and those who have not identified as Black, Indigenous or people of colour.

2	Figure includes multiple responses among nominees who can speak more than one language.

Royal Bank of Canada

The meetings

Mirko Bibic

Toronto, ON, Canada

Age 55 | Director since 2022

Independent

2022 annual meeting

Votes in favour: not applicable

Areas of expertise

• Business-to-consumer

• Legal/regulatory

• Risk management

• Technology/digital

Public board memberships

• BCE Inc.

Mr. Bibic is President and Chief Executive Officer of BCE Inc. and Bell Canada (a communications and media company) since 2020. Since joining BCE Inc. in 2004, he has served in a variety of senior leadership positions, including Chief Operating Officer, Executive Vice President, Corporate Development, and Chief Legal and Regulatory Officer.

In addition to serving on the board of BCE Inc. and Bell Canada, Mr. Bibic is also a member of the boards of directors of Maple Leaf Sports & Entertainment Ltd. and the Business Council of Canada.

Mr. Bibic holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto.

Attendance[1] (100% overall)

Board/Committee memberships	Regular	Special

Board	2/2	1/1

Governance	1/1	–

Risk	2/2	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2022	2,236	604	2,840	$357,940	0.3 x

1	Effective August 1, 2022, Mr. Bibic was appointed a director and joined the governance and risk committees.

Andrew A. Chisholm

Toronto, ON, Canada

Age 63 | Director since 2016

Independent

2022 annual meeting

Votes in favour: 99.64%

Areas of expertise

• Accounting and finance

• Financial services

• Legal/regulatory

• Risk management

Public board memberships

• None

Mr. Chisholm is a corporate director. From 1996 until 2016, he served in a variety of senior leadership positions at Goldman Sachs & Co. (a global investment bank) including Head of the Global Financial Institutions Group, Senior Strategy Officer and co-chair of the firm-wide commitments committee.

Mr. Chisholm is a director of RBC US Group Holdings LLC, Evergreen and MaRS Discovery District. He is an advisor to ArcTern Ventures, Novisto, riskthinking.AI and Receptiviti Inc. He chairs the advisory board of the Richard Ivey School of Business at Western University and serves on the advisory board of the Institute for Sustainable Finance of the Smith School of Business at Queen’s University and the climate strategy advisory board at the Institute of Corporate Directors.

Mr. Chisholm holds an MBA from the Richard Ivey School of Business at Western University and a Bachelor of Commerce from Queen’s University.

Attendance[1] (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	2/2

Governance	6/6	–

Risk (chair)	8/8	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000

2022	3,920	16,913	20,833	$2,626,032	2.2 x

2021	3,813	12,505	16,318	$2,102,044	1.8 x

1	Effective April 7, 2022, Mr. Chisholm became chair of the risk committee.

Royal Bank of Canada

The meetings

Jacynthe Côté

Candiac, QC, Canada

Age 64 | Director since 2014

Independent

2022 annual meeting

Votes in favour: 99.64%

Areas of expertise

• Accounting and finance

• Legal/regulatory

• Risk management

• Talent management and executive
   compensation

Public board memberships

• Transcontinental Inc. (2016–present)

• Finning International Inc.
   (2014–present)

• Suncor Energy Inc. (2015–2018)

Ms. Côté is currently Chair of the Board for Hydro-Québec and will complete her term in May 2023. She was President and Chief Executive Officer of Rio Tinto Alcan (a metals and mining company) from 2009 to 2014. Prior to that, she served as President and Chief Executive Officer of Rio Tinto Alcan’s Primary Metal business group. Ms. Côté joined Alcan Inc. in 1988 and served in a variety of senior leadership roles during her 26-year career.

Ms. Côté is chair of the board of Sainte-Justine UHC Foundation and Alloprof.

Ms. Côté holds a Bachelor of Chemistry from Laval University.

On December 1, 2022, the bank announced that Ms. Côté will be appointed as chair of the RBC board effective upon her re-election as an independent director at the annual and special meeting of common shareholders on April 5, 2023.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	2/2

Governance (chair)	6/6	–

Risk	8/8	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000

2022	2,000	26,501	28,501	$3,592,596	3.0 x

2021	2,000	23,569	25,569	$3,293,862	2.7 x

Toos N. Daruvala

New York, NY, U.S.A.

Age 67 | Director since 2015

Independent

2022 annual meeting

Votes in favour: 99.36%

Areas of expertise

• Financial services

• Legal/regulatory

• Risk management

• Technology/digital

Public board memberships

• OneMain Holdings, Inc. (2022–present)

Mr. Daruvala is a corporate director. From 2016 to 2021, he was Co-Chief Executive Officer of MIO Partners, Inc. (the in-house asset management arm of McKinsey & Company). In 2016, he served as Senior Advisor and Director Emeritus for McKinsey & Company, concluding a 33-year career at McKinsey during which he advised financial institutions on a broad range of strategic and operational matters and led the risk management and banking and securities practices (both in the Americas).

Mr. Daruvala is a director of MIO Partners, Inc. He serves on the advisory board of the Ross School of Business at the University of Michigan and the board of directors of the New York Philharmonic. He is an Adjunct Professor and Executive-in-Residence at the Columbia Business School.

Mr. Daruvala holds an MBA from the University of Michigan and a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology.

Attendance[1] (96% overall)

Board/Committee memberships	Regular	Special

Board	7/8	2/2

Audit	4/4	–

Human resources	7/7	–

Risk	4/4	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000

2022	6,863	20,098	26,961	$3,398,405	2.8 x

2021	4,465	19,389	23,854	$3,072,860	2.6 x

1	Effective April 7, 2022, Mr. Daruvala retired as chair of the risk committee and joined the audit committee.

Royal Bank of Canada

The meetings

Cynthia Devine

FCPA, FCA

Toronto, ON, Canada

Age 58 | Director since 2020

Independent

2022 annual meeting

Votes in favour: 99.53%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Risk management

• Talent management and
   executive compensation

Public board memberships

• Empire Company Limited
   (2013–present)

Ms. Devine is the interim President and Chief Executive Officer of Maple Leaf Sports & Entertainment (MLSE), (a professional sports and entertainment company) since 2022. From 2017 to 2022, she was the Chief Financial Officer of MLSE. From 2015 to 2017, she was Executive Vice-President, Chief Financial Officer and Corporate Secretary of RioCan Real Estate Investment Trust and, from 2003 until 2014, Chief Financial Officer of Tim Hortons Inc.

Ms. Devine is a director of Sobeys Inc. She is a member of the advisory board of the Richard Ivey School of Business at Western University.

Ms. Devine holds an honours Business Administration degree from the Richard Ivey School of Business at Western University. She is a fellow of the Chartered Professional Accountants of Ontario.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	2/2

Audit	8/8	–

Governance	6/6	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000

2022	12,580	5,844	18,424	$2,322,394	1.9 x

2021	12,212	3,377	15,589	$2,008,218	1.7 x

Roberta L. Jamieson

OC

Ohsweken, ON, Canada

Age 70 | Director since 2021

Independent

2022 annual meeting

Votes in favour: 99.67%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Legal/regulatory

• Risk management

Public board memberships

• None

Ms. Jamieson is a corporate director. From 2004 to 2020, she was the President and Chief Executive Officer of Indspire (a Canadian Indigenous charity that invests in the education of First Nations, Inuit and Métis people). She was Chief of the Six Nations of the Grand River Territory from 2001 to 2004. She also served for ten years as the Ombudsman of Ontario.

Ms. Jamieson is co-chair of the Indigenous advisory council of the Canadian National Railway Company and a member of the board of directors of Deloitte Canada. She is also a founding visionary of the Prosperity Project.

Ms. Jamieson holds a Bachelor of Laws from Western University. She is the first First Nations woman to have earned a law degree in Canada. She was awarded the Indigenous Peoples’ Counsel designation by the Indigenous Bar Association and is an officer of the Order of Canada.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	2/2

Governance	6/6	–

Risk	8/8	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000

2022	2,901	–	2,901	$365,671	0.3 x

2021	573	–	573	$73,814	0.1 x

Royal Bank of Canada

The meetings

David McKay

O.Ont.

Toronto, ON, Canada

Age 59 | Director since 2014

Not independent (management)

2022 annual meeting

Votes in favour: 99.66%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Financial services

• Risk management

Public board memberships

• None

Mr. McKay is President and Chief Executive Officer of Royal Bank of Canada. Prior to his appointment in 2014, he was Group Head, Personal & Commercial Banking. Mr. McKay started his career at RBC in 1988 and held progressively more senior leadership roles since then.

Mr. McKay is a member of the board of directors of the Institute of International Finance, the Catalyst Canada advisory board, the Business Council of Canada and the Business Council (United States). He is also the chair of the board of the Business + Higher Learning Roundtable.

Mr. McKay holds an MBA from the Richard Ivey School of Business at Western University and a Bachelor of Mathematics from the University of Waterloo.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	2/2
Mr. McKay is not a member of any board committee but attends committee meetings at the invitation of the committees.

Securities held as at fiscal year end

					Total as a multiple of equity
Fiscal year	Shares (#)	DDSUs (#)	Total shares/ DDSUs (#)	Total value of shares/DDSUs	ownership requirement of 8x last 3 years’ average salary[3]
2022	44,303	232,895[1]	277,198	$34,940,729	23.3 x
2021	41,945	246,268[2]	288,213	$37,127,624	24.8 x

1 Represents 212,600 performance-deferred share units under the performance-deferred share unit program and 20,295 deferred share units under the deferred share unit program for executives (see the description of these programs on pages 75, and 77-78, respectively).

2 Represents 226,689 performance-deferred share units under the performance deferred share unit program and 19,579 deferred share units under the deferred share unit program for executives.

3 Mr. McKay does not receive separate compensation for his services as a director.

Maryann Turcke

Toronto, ON, Canada

Age 57 | Director since 2020

Independent

2022 annual meeting

Votes in favour: 90.19%

Areas of expertise

• Business-to-consumer

• Risk management

• Talent management and
   executive compensation

• Technology/digital

Public board memberships

• Frontier Communications
   (2021–present)

• Playmaker Capital (chair)
   (2021–present)

Ms. Turcke is a corporate director. Ms. Turcke was a Senior Advisor at Brookfield Infrastructure Partners from 2020 to 2022. She previously served as Chief Operating Officer of the National Football League (NFL) and President, NFL Networks from 2017 to 2021. Before joining the NFL in 2017, Ms. Turcke was President, Bell Media after having held a variety of senior leadership roles during her 12 years at Bell Canada.

Ms. Turcke is a member of the advisory board of Georgian as well as a director of the SickKids Foundation.

Ms. Turcke holds an MBA and a Bachelor of Civil Engineering from Queen’s University and a Master of Engineering from the University of Toronto.

Attendance (96% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/2
Audit	8/8	–
Human resources	7/7	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2022	1,000	7,955	8,955	$1,128,798	0.9 x
2021	1,000	5,414	6,414	$826,209	0.7 x

Royal Bank of Canada

The meetings

Thierry Vandal

Mamaroneck, NY, U.S.A.

Age 62 | Director since 2015

Independent

2022 annual meeting

Votes in favour: 99.25%

Areas of expertise

• Accounting and finance

• Legal/regulatory

• Risk management

• Talent management and
   executive compensation

Public board memberships

• TC Energy Corporation (2017–present)

Mr. Vandal is President of Axium Infrastructure US Inc. (an investment management firm). From 2005 to 2015, he was President and Chief Executive Officer of Hydro-Québec.

Mr. Vandal is Governor Emeritus of McGill University.

Mr. Vandal holds an MBA in finance from HEC Montréal and an engineering degree from École Polytechnique de Montréal. He is a fellow of the Canadian Academy of Engineering.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	2/2
Human resources (chair)	7/7	–
Risk	8/8	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2022	1,309	23,958	25,267	$3,184,849	2.7 x
2021	1,178	20,475	21,653	$2,789,317	2.3 x

Bridget A. van Kralingen

Point Pleasant Beach, NJ, U.S.A.

Age 59 | Director since 2011

Independent

2022 annual meeting

Votes in favour: 98.96%

Areas of expertise

• Business-to-consumer

• Financial services

• Talent management and
   executive compensation

• Technology/digital

Public board memberships

• Discovery Limited (2022–present)

• The Travelers Companies, Inc.
   (2022–present)

Ms. van Kralingen is a corporate director. From 2004 until 2021, she served in a variety of senior leadership positions at IBM Corporation (an information technology company), including Senior Vice-President, Special Projects and Senior Vice-President, Global Markets for IBM Global Business Services. Prior to joining IBM, she was Managing Partner, Financial Services with Deloitte Consulting, U.S.

Ms. van Kralingen is a member of the boards of the New York Historical Society and the Partnership for New York City.

Ms. van Kralingen holds a Master of Commerce in Industrial and Organisational Psychology from the University of South Africa, a Bachelor of Commerce from the University of the Witwatersrand, South Africa, and an honours degree in commerce from the University of Johannesburg.

Attendance (96% overall)

Board/Committee memberships	Regular	Special
Board	8/8	2/2
Audit	8/8	–
Human resources	6/7	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2022	1,681	37,980	39,661	$4,999,223	4.2 x
2021	1,630	34,379	36,009	$4,638,699	3.9 x

Royal Bank of Canada

The meetings

Frank Vettese

FCPA, FCBV

Toronto, ON, Canada

Age 59 | Director since 2019

Independent

2022 annual meeting

Votes in favour: 99.38%

Areas of expertise

• Accounting and finance

• Financial services

• Risk management

• Talent management and
   executive compensation

Public board memberships

• None

Mr. Vettese is co-founder of SummitNorth (a capital and advisory company). He was Managing Partner and Chief Executive Officer of Deloitte Canada from 2012 and a member of Deloitte’s Global Executive from 2007 until June 2019. Over the course of his career with Deloitte, Mr. Vettese served in a number of senior leadership positions, including Chair of the Americas Executive and Global Managing Partner, Financial Advisory. From 2016 to 2019, he also served as Deloitte Canada’s Chief Inclusion Officer.

Mr. Vettese is a member of the board of trustees of the Hospital for Sick Children and the board of directors of the Rideau Hall Foundation. Mr. Vettese serves on the advisory boards of SandboxAQ, Delos Living LLC, as well as on the dean’s advisory board of the Schulich School of Business at York University.

Mr. Vettese holds an MBA and a Bachelor of Business Administration from the Schulich School of Business at York University. He is a fellow of the Chartered Professional Accountants of Ontario and the Canadian Institute of Chartered Business Valuators.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	2/2
Audit (chair)	8/8	–
Human resources	7/7	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2022	9,570	10,695	20,265	$2,554,423	2.1 x
2021	9,570	7,680	17,250	$2,222,171	1.9 x

Jeffery Yabuki

Incline Village, NV, U.S.A.

Age 62 | Director since 2017

Independent

2022 annual meeting

Votes in favour: 99.63%

Areas of expertise

• Accounting and finance

• Financial services

• Risk management

• Technology/digital

Public board memberships

• SentinelOne, Inc. (2021–Present)

• Fiserv, Inc. (2005–2020)

Mr. Yabuki is the chairman of Sportradar AG (a global provider of sports entertainment products and services) and Motive Partners GP, LLC (a private equity firm). From 2005 to 2020, he held a variety of senior leadership roles at Fiserv Inc., including President and Chief Executive Officer, Chairman and Executive Chairman. Prior to joining Fiserv, he was Executive Vice-President and Chief Operating Officer of H&R Block, Inc., and he was also a senior officer at American Express Co. for 12 years.

Mr. Yabuki is chair of the board of trustees of the Milwaukee Art Museum.

Mr. Yabuki holds a Bachelor of Science in Business Administration and Accounting from California State University and was previously licensed as a certified public accountant.

Attendance[1] (92% overall)

Board/Committee memberships	Regular	Special
Board	8/8	1/2
Audit	8/8	–
Governance	4/5	–
Human resources	2/2	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2022	6,900	14,446	21,346	$2,690,693	2.2 x
2021	6,900	11,676	18,576	$2,392,933	2.0 x

1 Effective August 1, 2022, Mr. Yabuki retired from the governance committee and joined the human resources committee.

Royal Bank of Canada

The meetings

Skills and competencies

The board maintains a matrix to help identify the competencies and experience it regards as key to the long-term strategic success of RBC. The matrix assists the governance committee and the board in attracting the right talent and expertise against the backdrop of a quickly changing and increasingly competitive global marketplace, challenging macroeconomic environment and a rapidly evolving regulatory landscape.

As the matrix shows, the director nominees for 2023 present a diverse range of expertise, experience and perspectives, which supports strong and effective oversight of RBC as it pursues its strategic goals and financial objectives. All director nominees are required to have experience and skills acquired from senior-level involvement in major organizations.

To best support the bank in achieving its Purpose to help clients thrive and communities prosper, all director nominees are required to have experience in environmental, social or governance matters, which they have acquired in a variety of ways, including through their professional experience or their educational background. More specifically, they have acquired governance experience as senior leaders in major organizations or as directors and board and committee chairs of public, private and not-for-profit entities. Experience in environmental matters is derived from positions as senior executives, directors or advisors of large utility, energy or natural resources companies, or at organizations focused on climate- or sustainability-related matters. Experience in social matters is acquired through managing or overseeing human resources or diversity and inclusion initiatives either as senior executives, directors or advisors or through their involvement with charitable and not-for-profit organizations advancing community, diversity and social initiatives. Directors must also share a commitment to the RBC values of integrity, putting the client first, diversity and inclusion, accountability, and collaboration.

Competencies and experience
Accounting and finance		✓	✓		✓	✓	✓		✓		✓	✓
Business-to-consumer	✓				✓	✓	✓	✓		✓
Financial services		✓		✓			✓			✓	✓	✓
Legal/regulatory	✓	✓	✓	✓		✓			✓
Risk management	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
Talent management and executive compensation			✓		✓			✓	✓	✓	✓
Technology/digital	✓			✓				✓		✓		✓
Business transformation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Multi-line responsibility	✓	✓	✓		✓	✓	✓			✓	✓
CEO experience	✓		✓			✓	✓		✓		✓	✓
Environmental, social or governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
U.S. expertise		✓		✓			✓	✓	✓	✓	✓	✓

1 Directors	are asked to identify their top four major competencies in a self-assessment questionnaire, recognizing that they have experience in other major competencies as well.

Our commitment to a diverse and balanced board

In line with our Board Diversity Policy and our commitment to a balanced and diverse board, the governance committee also considers gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity when it nominates directors for election or re-election.

Royal Bank of Canada

The meetings

Director compensation

Our approach to compensation

Experienced, focused and talented directors are essential to achieve our strategic objectives and provide effective guidance to and oversight of management.

The governance committee is responsible for all aspects of director compensation and annually reviews the amount and form of non-executive director compensation, taking the following into account:

•	size, complexity and geographic scope of RBC

•	expected time commitment of directors

•	overall expertise and experience required

•	need for compensation that is fair and positions RBC to attract highly qualified directors, and

•	alignment of interests between directors and shareholders.

Decision-making process

The governance committee assesses the design and competitiveness of director compensation in the context of industry best practices and with reference to a core Canadian comparator group of companies (including financial institutions) of similar size, complexity and geographic scope to RBC. It also considers a broader reference group of U.S. and international financial institutions of similar size, complexity, business mix, scale of operations outside their home country and financial condition.

Canadian comparator group

Financial institutions

•  Bank of Montreal

•  The Bank of Nova Scotia

•  Canadian Imperial Bank of Commerce

•  Manulife Financial Corporation

•  Sun Life Financial Inc.

•  Toronto-Dominion Bank

Non-financial institutions • BCE Inc. • Canadian National Railway Company • Enbridge Inc. • Nutrien Ltd. • Suncor Energy • TC Energy Corporation

U.S. and international reference group

U.S. financial institutions

•  Bank of America Corporation

•  Citigroup Inc.

•  JPMorgan Chase & Co.

•  PNC Financial Services Group, Inc.

•  U.S. Bancorp

•  Wells Fargo & Company

International financial institutions • Australia and New Zealand Banking Group Limited • Commonwealth Bank of Australia • National Australia Bank • Westpac Banking Corporation

Compensation structure

We believe in a simple and transparent compensation structure. Each non-executive director is paid a flat annual fee covering all of their responsibilities, attendance and work performed during the year, including membership on two board committees. The board chair and the committee chairs each receive an additional retainer.

Directors are also reimbursed for travel and other expenses incurred to attend board, committee and other meetings or business at the request of RBC. Directors do not receive any additional travel or meeting fees and are paid in Canadian dollars, regardless of country of residence.

In fiscal 2022, RBC directors were compensated as follows:

Annual retainers	($)
Director	300,000
Board chair	275,000
Committee chair	50,000

David McKay, as President and Chief Executive Officer (CEO) of RBC, does not receive any director compensation.

Non-executive directors do not receive stock options and do not participate in RBC pension plans.

Royal Bank of Canada

The meetings

Alignment of director and shareholder interests

The board believes the following three measures effectively align the interests of our directors and shareholders.

1. Equity ownership requirement

Directors are required to own RBC equity with a total aggregate value of at least four times the total director retainer ($1,200,000 in fiscal 2022) within five years of joining the board. Directors must own at least 1,000 common shares as part of this investment.

2. Investment of director fees

Director investments in RBC equity are facilitated through the director share purchase plan (for common shares) and the director deferred stock unit plan (for director deferred stock units or DDSUs). DDSUs are notional units that have the same value as RBC common shares. When a DDSU is credited to or redeemed by a director, its value is calculated using the average closing price on the TSX of a common share over the five preceding trading days.

Directors must invest at least 60% ($180,000 in fiscal 2022) of their annual director retainer (the equity portion) in either common shares or DDSUs. Until a director owns at least 1,000 common shares, the equity portion of the director retainer is paid in common shares. Shares are purchased at market price. Directors may invest up to 100% of the cash portion of their annual director retainer in either DDSUs or common shares. Directors cannot sell common shares purchased with the equity portion of their annual director retainer or redeem any DDSUs until they retire from the board.

Breakdown of annual director retainer

The board chair must also invest at least 40% ($110,000 in fiscal 2022) of the annual board chair retainer in either RBC common shares or DDSUs. The board chair cannot sell shares purchased with the equity portion of the annual director or board chair retainers or redeem any DDSUs until retirement from the board.

3. Restrictions on trading and hedging RBC securities

Directors cannot:

•	sell RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale)

•	directly or indirectly buy or sell a call or put on RBC securities, or

•

enter into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Compensation for membership on subsidiary boards

Non-executive directors may be asked to serve as directors of RBC subsidiaries and are paid for their services and reimbursed for travel and other expenses. Mr. Chisholm serves on the board of RBC US Group Holdings LLC, our U.S. intermediate holding company. During fiscal 2022, Mr. Chisholm was paid a director retainer of US$135,000 and received his compensation in DDSUs.

Royal Bank of Canada

The meetings

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2022. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

In fiscal 2022, as a whole, directors received 91.5% of their compensation in equity.

Directors	Fees earned ($)	All other compensation ($)	Total ($)	Allocation of RBC fees ($)
				Common shares/ DDSUs	Cash

M. Bibic[1]	75,000	–	75,000	75,000	–

A. Chisholm[2,3]	329,167	184,005	513,172	513,172	–

J. Côté[4]	350,000	–	350,000	265,000	85,000

T. Daruvala[5]	325,000	–	325,000	325,000	–

D. Denison	300,000	–	300,000	300,000	–

C. Devine	300,000	–	300,000	300,000	–

R. Jamieson	300,000	–	300,000	300,000	–

K. Taylor[6]	575,000	–	575,000	290,000	285,000

M. Turcke	300,000	–	300,000	300,000	–

T. Vandal[7]	350,000	–	350,000	350,000	–

B. van Kralingen	300,000	–	300,000	300,000	–

F. Vettese[8]	350,000	–	350,000	350,000	–

J. Yabuki	300,000	–	300,000	300,000	–

TOTAL	4,154,167	184,005	4,338,172	3,968,172	370,000

1	Mr. Bibic was appointed a director on August 1, 2022 and received a pro-rated portion of the annual director retainer.
2

Fees under “All other compensation” reflect the board retainer for serving on the board of RBC US Group Holdings LLC. US dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.363 on the last trading day of the 2022 fiscal year (October 31, 2022).

3	On April 7, 2022, Mr. Chisholm was appointed as chair of the risk committee and received a pro-rated portion of the risk committee chair retainer.
4	Fees include the governance committee chair retainer.
5	Effective April 7, 2022, Mr. Daruvala retired as chair of the risk committee and received a pro-rated portion of the risk committee chair retainer.
6	Fees include the board chair retainer.
7	Fees include the human resources committee chair retainer.
8	Fees include the audit committee chair retainer.

Changes to compensation for fiscal 2023

The governance committee regularly reviews director compensation to ensure that it is consistent with the responsibilities of directors and ensure that compensation is competitive to attract and retain qualified and experienced directors from Canada and other markets. Consistent with past practice, the governance committee retained an independent consultant, Hugessen Consulting (Hugessen), to provide advice on compensation design, peer group composition, market positioning and best practices in 2022. Fees in the amount of $35,311 were paid to Hugessen for these services. The previous independent review was conducted in 2019.

Pursuant to the findings of the Hugessen review, the governance committee assessed the design and competitiveness of RBC board compensation taking into consideration a number of factors, including the complexity and geographic footprint of RBC, the time commitment required of directors and committee chairs, the need to recruit new director candidates with top-tier international experience, as well as emerging board compensation trends – such as the use of foreign currency payments and travel fees. The committee also reviewed director equity ownership guidelines.

Following its assessment, the governance committee recommended that the current RBC practice of a flat annual fee paid in Canadian dollars for all directors regardless of country of residence and covering attendance at all regular and special board and committee meetings as well as all other regular director responsibilities including being a member on two committees be retained.

Royal Bank of Canada

The meetings

In recognition of the increased responsibility and time commitment required of directors, the governance committee also recommended that the annual director retainer be increased from $300,000 to $340,000, with the equity portion increasing from $180,000 to $204,000. The minimum equity ownership requirement for directors to acquire RBC equity with a total aggregate value of at least four times the annual director retainer within five years of joining the board remained unchanged. However, as a result of the increase of the annual director retainer, the dollar value of the minimum equity ownership threshold will automatically increase to $1,360,000.

The governance committee recommended that no changes be made to the board chair retainer. However, the committee recommended that the portion of the board chair retainer to be paid in common shares or DDSUs (in addition to the equity portion of the annual director retainer) be increased to 60%. The governance committee also recommended an increase in committee chair retainers from $50,000 to $60,000 given the greater responsibility, time commitment and complexity of these leadership positions. Committee chair retainers were last modified in 2014.

The foregoing changes were approved by the board with effect from November 1, 2022, with the exception of the changes to the board chair equity retainer, which will take effect on November 1, 2023.

Royal Bank of Canada

Governance

Our approach to governance

We are committed to high standards of governance that are consistent with regulatory expectations and evolving best practices and are aligned with our strategy and risk appetite. We believe that good governance is not just about overseeing RBC and its practices, but doing so in a way that is transparent, accountable and with integrity. It involves an independent board actively engaging with all stakeholders, knowing the business and its risks, constructively challenging management, understanding the opportunities and challenges of a changing industry and economy, and setting robust standards and principles that will guide RBC in delivering on its Purpose of helping clients thrive and communities prosper while enhancing value for our shareholders.

    The core principles that drive our approach

Culture and conduct By setting the tone from above, the board champions the values of trust, integrity and good governance.

Stewardship Directors are the stewards of RBC, exercising independent judgment in overseeing management and safeguarding the interests of shareholders and other stakeholders.

Strategic oversight Directors are key advisors to management, advising on strategic direction, objectives and action plans, taking into account business opportunities and the bank’s risk appetite.

Risk oversight The board oversees the frameworks, policies and systems to identify and manage risks to the businesses and seeks to embed a strong risk-aware culture throughout RBC.

Independence Independence from the bank and management is fundamental to the board’s effective oversight, and mechanisms are in place to ensure its independence.

Accountability

Transparency is a hallmark of good governance. The board is committed to clear and comprehensive financial reporting and disclosure and to constructive shareholder and stakeholder engagement.

Continuous improvement The board is committed to continuously improving its corporate governance principles, policies and practices.

The board exercises its authority in accordance with the Bank Act (Canada) and other applicable laws and regulations, including those of the Canadian Securities Administrators, the Toronto Stock Exchange, the New York Stock Exchange and the U.S. Securities and Exchange Commission.

Royal Bank of Canada

Governance

Our governance structure

Our governance structure establishes the fundamental relationships among the board, its committees, management, shareholders and other stakeholders.

We define the values that set the tone of our organizational culture as well as our strategic and corporate objectives, and we determine our plans for achieving and monitoring performance through this structure.

Role of the board

Directors oversee management and aim to enhance long-term shareholder value.

The board makes major policy decisions, participates in strategic planning and reviews management’s performance and effectiveness. The Bank Act and the Corporate Governance Guidelines of the Office of the Superintendent of Financial Institutions (OSFI) specify important matters the board must address, such as the approval of financial statements and declarations of dividends. The board reserves the right to make certain decisions and delegates others to management. Management requires board approval for matters that exceed certain dollar thresholds.

Royal Bank of Canada

Governance

Role of the governance committee

The governance committee oversees board renewal and nominates directors for election or re-election (see pages 44 and 45 for more information on nominating board members). The governance committee also recommends committee membership and committee chair successors and oversees the process for board chair succession.

The governance committee reviews board, committee and chair mandates, which outline areas of responsibility and oversight, and allocates responsibilities as required, taking into account regulatory guidance and industry best practices. These reviews ensure that the board, its committees and the board and committee chairs are adaptive and responsive to new requirements and continue to practice strong oversight.

Directors serve on two committees at a time, and most directors serve on every committee during their tenure as director.

The governance committee chair, as well as each committee chair, reports to the board following each committee meeting.

Role of the board chair

Kathleen Taylor, our independent board chair

will retire at the close of the 2023 annual and

special meeting of common shareholders.

Jacynthe Côté will be appointed the new

independent board chair effective

upon her re-election as director at the meeting.

Having an independent, non-executive board chair enhances management’s accountability and the board’s independent oversight. The board chair leads board and shareholder meetings and is responsible for the management, development and effective functioning of the board. While she does not serve on any board committee, she attends and participates in committee meetings. The board chair does not have the deciding vote if a board vote results in a tie.

Among other things, the board chair also:

•	advises the CEO on major issues and liaises between the board and senior management

•	participates in the orientation of new directors and the continuing development of current directors

•	with the governance committee, conducts the board’s effectiveness evaluation (as outlined on page 49) and plans board succession and recruitment

•	interacts with directors and senior executives throughout the year

•	meets with regulators, shareholders and stakeholders on behalf of the board, and

•	periodically attends board meetings and meets with independent directors of our key subsidiaries.

The board reviews and approves the board chair’s mandate, while the governance committee, under the direction of its chair, annually assesses the effectiveness of the board chair in fulfilling her mandate.

You can find the mandates of the board, board chair and board committees at rbc.com/governance.

Royal Bank of Canada

Governance

What the directors oversee

Culture and conduct

•  Establish the tone from above and champion RBC values, as set out in our Code of Conduct

•  Set and expect the highest standards of conduct and integrity at RBC to build and maintain the trust of our clients, shareholders, employees and communities we serve

•  Promote a respectful environment and encourage employees to help shape our culture by speaking up and challenging behaviours when they do not align with RBC values

Strategic planning

•  Oversee our strategic direction, plans and priorities and ensure they align with our risk appetite

•  Discuss and challenge management in setting enterprise strategy and monitor its implementation and effectiveness

•  Annually approve the strategic plan, taking into account the opportunities and risks of our businesses

•  Approve our financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities

•  Review and approve the RBC organizational structure

•  Review the results of the annual assessment of business performance

Risk management

•  Oversee and approve our risk appetite framework

•  Oversee strategic risk management by approving risk management frameworks and policies

•  Promote a strong risk culture and monitor that conduct adheres to the enterprise-wide risk management framework

•  Meet with regulators, including to discuss our risk appetite and control environment

Financial reporting and internal controls

•  Approve the quarterly and annual financial reports

•  Oversee compliance with applicable audit, accounting, financial reporting, legal and regulatory requirements

•  Oversee the qualifications, performance and independence of the external auditors and the performance of the internal audit function

•  Monitor the implementation and maintenance of effective internal control systems, including management information systems, and assess their adequacy and effectiveness

Talent management and succession planning

•  Supervise succession planning processes, which include the selection, appointment and development of the CEO and senior management team, including the Group Executive

•  Evaluate and approve the compensation of the CEO, Group Executive and senior management team in a manner consistent with prudential incentives

•  Annually review and approve the CEO’s mandate

•  Review strategies and programs for the assessment and development of talent and for increasing diversity and inclusion at all levels of the organization

Environmental and social

•  Oversee the bank’s approach to environmental and social (E&S) matters, including the bank’s corporate citizenship and ESG strategic priorities, its management of E&S risks and opportunities, and how we conduct our business to meet high standards of E&S responsibility

•  Review and approve our enterprise climate strategy, the RBC Climate Blueprint, and assess progress against it

•  Oversee the bank’s key E&S disclosures, including the ESG Performance Report and the Climate Report

Governance

•  Establish appropriate structures and procedures to allow the board to function effectively and independently

•  Develop and implement corporate governance principles and guidelines

•  Monitor best governance practices

Royal Bank of Canada

Governance

Our approach to subsidiary governance

RBC takes an enterprise-wide approach to subsidiary governance.

The board and its committees oversee subsidiary governance at an enterprise level and the governance committee coordinates this oversight. Effective oversight by the board is supported by defined mechanisms for escalating subsidiary risk and governance issues, formal and informal touchpoints between the board, senior management and local subsidiaries and regular enterprise-wide subsidiary reporting and approval of key enterprise-wide frameworks. In addition, the board chair and committee chairs periodically attend subsidiary board and committee meetings and meet with independent directors of our key subsidiaries.

The subsidiary governance office manages the corporate governance of RBC subsidiaries through a network of global offices that act as regional corporate governance hubs, bringing together local expertise and global oversight. This centralized approach provides consistency and transparency, enabling us to be responsive to evolving business needs, best practices and regulatory requirements and expectations.

Our policies on subsidiary board composition and functioning enhance our strong governance. Active and engaged subsidiary boards play a key role in overseeing our legal entities. Many have independent directors with specific skills and experience to assist the RBC board in advancing the strategic priorities of RBC and its subsidiaries and constructively challenging management. We continue to further enhance the representation of women as well as other underrepresented groups on our subsidiary boards aligned to enterprise diversity and inclusion strategies and leverage the subsidiary board experience to build talent for growth across the enterprise.

Culture and conduct

The board sets and expects the highest standards of conduct at RBC to build and maintain the trust for our clients, employees, communities we serve and shareholders. The board, with management, sets the tone from above and promotes an open and transparent culture at RBC. We recognize that the board’s responsibility to oversee culture and conduct is broad and demands that we adopt a continuous improvement mindset towards our practices.

To that end, the governance committee oversees the management of culture and conduct and monitors emerging trends and best practices through enhanced board and committee reporting on culture and conduct matters, such as client complaint handling and outcomes, organizational and employee conduct and risk culture, as well as the impact on the integrity of financial markets and on our reputation.

The governance committee meets on a regular basis with the Chief Human Resources Officer (CHRO), Chief Risk Officer (CRO), Chief Legal Officer (CLO) and Chief Compliance Officer (CCO) to review key matters and progress on programs that strengthen enterprise culture and conduct.

We also encourage our employees to help shape our culture by speaking up and challenging behaviours when they do not align with our values.

Our Code of Conduct

The RBC Code of Conduct establishes standards of desired behaviours that apply to directors, senior management, all employees and contract workers, including the responsibility to be truthful, respect others, comply with laws, regulations and our policies, and engage in sales practices that are fair and not misleading.

The board annually approves the Code of Conduct and closely collaborates with management to set the tone from above and promote a strong governance culture that influences RBC at every level and across all our global businesses.

Our Code of Conduct sets out fundamental principles that guide the board in its deliberations. It creates a frame of reference for properly addressing sensitive and complex issues, requires directors, senior management, all employees and contract workers to report misconduct and outlines our accountabilities if standards of conduct are not upheld.

RBC fosters an open and transparent environment where employees can speak up and raise concerns through various channels without any form of retaliation. The RBC global conduct hotline is a confidential channel that is accessible to all employees to raise concerns and report misconduct. A third party, independent of RBC, administers the hotline and employees can use it anonymously.

Royal Bank of Canada

Governance

We have an online learning program and annual employee testing and acknowledgement to demonstrate that employees are familiar with and understand the values and principles outlined in our Code of Conduct. Directors must acknowledge each year that they have read and understand the Code of Conduct and certify that they are in compliance with it. We also have policies and procedures to address more specific aspects of fair business conduct, such as anti-bribery, anti-corruption and insider trading policies.

Waivers of the application of the Code of Conduct are considered only in exceptional circumstances. In the case of executive officers and directors, these waivers must be reported to the governance committee or the board and must be publicly disclosed in accordance with applicable law.

A copy of our Code of Conduct is available at rbc.com/governance and has been filed with the securities regulators at sedar.com.

The board did not grant any waivers of our Code of Conduct to executive officers or directors in 2022.

Financial reporting hotline

Our stakeholders rely on the accuracy of our financial reporting. Employees and contract workers, senior management, directors and third parties are encouraged to report, on a confidential and anonymous basis, any allegations of wrongdoing relating to accounting, auditing or internal accounting controls via the RBC global conduct hotline. Details on our reporting hotline can be found at rbc.com/governance. Issues are investigated internally or by an independent external party, and any significant issues are raised with the audit committee chair.

Conflicts of interest

In practice, conflicts of interest can arise as a result of professional and contractual arrangements, directorships and other personal or business interests. As part of its oversight of conduct review, the governance committee establishes and monitors procedures to resolve conflicts of interest. Where the personal or business interests of directors and executive officers may conflict with those of RBC, they must disclose the nature and extent of the conflict of interest as soon as possible, in writing or by requesting to have it entered in the minutes of the meeting. In the event of a conflict of interest, the director or executive officer in question will leave the meeting when the issue is discussed and, in the case of a director, will not vote or participate in the decision.

The governance committee is responsible for overseeing transactions with directors and senior officers of the bank who are related parties as defined under the Bank Act. It periodically approves the procedures governing permitted transactions with related parties and receives regular reports to ensure that transactions with related parties comply with the Bank Act and internal procedures.

Royal Bank of Canada

Governance

Environmental, social and governance matters

Creating long-term, sustainable value

RBC has a long history of supporting environmental, social and governance (ESG) causes and initiatives. From the days of RBC’s first community investment in 1891, we have been active in the communities where we live and work, including being engaged in important issues relevant to society. Over the last 20 years, we have accelerated our focus on ESG with the goal of creating long-term, sustainable value for our stakeholders.

Our ability to manage ESG matters is fundamental to our long-term success. It enables us to deliver on our Purpose to help clients thrive and communities prosper, and create meaningful value for our diverse stakeholder groups.

1	Includes contributions to non-profits or non-registered charities, employee volunteer grants, community-benefiting program costs and gifts in-kind. Figure does not include brand sponsorships.
2	Since program inception in 2019.

Royal Bank of Canada

Governance

A purpose-driven approach to business

We take a disciplined approach to defining our ESG strategic priorities and signature programs, taking into account the drivers of economic prosperity and the forces of change that affect those we serve.

RBC is working to build a more inclusive, sustainable and prosperous future. We do so by harnessing the power of our Purpose: Helping clients thrive and communities prosper, and by tackling some of society’s greatest challenges in the communities where we live and work.

In 2022, we focused on advancing our four ESG strategic priorities: climate change, diversity and inclusion, youth success and financial wellbeing. These strategic priorities were chosen based on our ability to make an impact through what we do, what we offer, and what we influence.

We measure the impact of our ESG strategic priorities and signature programs to inform our programming decisions and shape our overarching strategy. We work with our partners, focusing efforts on meaningful and impactful opportunities. We leverage our ‘more-than-money’ levers such as thought leadership, the power to connect and convene, and the expertise and involvement of our employees to advance our work.

Finally, in addition to our four strategic priorities there are many other ESG focus areas that touch our business and communities. We continue to manage and monitor our performance including in these ESG areas that fall outside of our ESG strategic priorities and signature programs.

Environment

Climate change presents a significant challenge that is impacting communities globally. Achieving net-zero greenhouse gas (GHG) emissions by 2050 requires one of the largest economic transformations in generations. Significant policy action, innovation, and capital are needed and RBC is committed to working alongside governments, businesses and individuals to facilitate meaningful progress towards net-zero.

In 2022, RBC:

• Continued to deliver advice, products and solutions to our clients to support their transition to net-zero and the advancement of their ESG priorities

•

Released our Sustainable Finance Framework[1], which defines our approach and methodology to classify, track and disclose our performance towards our commitment to provide $500 billion in sustainable finance by 2025

•

Delivered a key milestone in our commitment to achieving net-zero emissions in our lending portfolio by 2050 with the release of our initial 2030 interim emissions reduction targets for lending in three key sectors: oil and gas, power generation and automotive

•

Provided over $12 million in 2022 to over 100 organizations through RBC Tech for Nature. Since 2019, 550+ organizations have benefitted from $39+ million in community investments towards RBC’s $100 million commitment by 2025

•

Signed our second long-term renewable energy Power Purchase Agreement, advancing our goals to reduce emissions from our global operations by 70%[2] and to source 100% of our electricity from renewable and non-emitting sources, both by 2025

1	Sustainable finance refers to financial activities that take into account environmental, social and governance factors.
2

Inclusive of our global operations, Scope 1, 2 (market-based) and 3 (business travel) reported GHG emissions, using a baseline of 2018. Our GHG emissions reporting for fiscal 2022 does not reflect Brewin Dolphin Holdings PLC and its subsidiaries.

Royal Bank of Canada

Governance

Social

We are committed to diversity and inclusion, within our own operations, for our employees, with suppliers and in the communities we serve. Additionally, our approach to community investment focuses on helping to address significant societal issues and creating more inclusive opportunities for the communities we serve to thrive.

In 2022, RBC:

• Established an enhanced Diversity and Inclusion Strategic Roadmap 2025 to create specific and measurable value for colleagues, clients, communities and shareholders with a focus on advancing diversity, strengthening inclusion, and enabling economic inclusion

• Provided $154+ million[1] globally through donations and community investments, including nearly $1.9 million to support humanitarian relief efforts in Ukraine and Pakistan, natural disaster response efforts in Canada and in the U.S., and in response to local tragedies. As signatories to Imagine Canada’s Caring Company Program, we invest a minimum of 1% of our domestic net income before income taxes in support of charitable and non-profit initiatives in Canada

• Committed to achieving a community investment target of 1% of net income before taxes (based on a 5-year rolling average) in RBC core markets (Canada, U.S., U.K., and Europe) by 2025

•	Provided $65+ million through RBC Future Launch®. Since 2017, the bank has provided $331+ million to RBC Future Launch reaching 5.3 million Canadian youth through 840+ partner programs

•

As part of our broader five-year, $100 million commitment made in 2020 to support the path to prosperity and growth of Black entrepreneurs, we continued to drive the Black Entrepreneur Business Loan, supporting Black entrepreneurs as they start, manage and grow their businesses in Canada

•

Offered more than 40 solutions around financial wellbeing and inclusion, either directly or through partners that target different needs. These efforts are further tailored to specific demographics, including, but not limited to, seniors, women, persons with disabilities, youth and young adults, Indigenous Peoples, and newcomers

•

For RBC employees, advanced our culture of diversity and inclusion, including women and Black, Indigenous and people of colour representing 43% and 31% of new executive appointments, respectively, in fiscal 2022

•

Announced a $200 million investment in our employees, including a mid-year 3% salary increase for certain employees[2], enhancements to our defined contribution pension plan and a greater level of family planning benefits for employees in Canada, and more support for career development as well as flexible work arrangements for all employees globally

Governance

Good governance is fundamental to our business, and it underpins everything we do.

In 2022, RBC:

• Updated our Enterprise Policy on Environmental (including Climate) and Social Risk to reflect our enhanced climate commitments and objectives as well as the strategic choices we are already making towards these goals, and outlined our principles-based approach to managing climate risk

•

In line with the expectations of the United Nations Guiding Principles, we conducted human rights salience assessments for our major business lines and functions to better understand how our business activities could potentially impact the human rights of our stakeholders. Based on the results, we identified key salient risks, and we reviewed our policies to assess how we manage those risks

•

Established a climate performance and reporting forum (composed of senior executives across the enterprise) to provide advice and governance over key topics related to RBC’s climate strategy, including our initial 2030 interim emissions reduction targets and related disclosure processes

•	Conducted an internal audit of the 2021 ESG Performance Report

1

Includes contributions to non-profits or non-registered charities, employee volunteer grants, community sponsorships, community-benefiting program costs and gifts in-kind for the period of November 1, 2021 to October 31, 2022. Figure does not include brand sponsorships.

2	Includes employees in Global Grade 09 to 12 positions.

Royal Bank of Canada

Governance

ESG governance and oversight model

ESG factors are integrated into our business strategies, risk management practices, and operations, allowing us to respond to the issues that matter most to our stakeholders and our business. Our ESG governance model balances the board and its committees’ oversight of ESG matters with subject-matter expertise, rooted within functions and business units across the bank.

The model below depicts the organizational structure for the governance of ESG matters at RBC:

Board governance of ESG

The board and its committees provide oversight of the bank’s strategic approach to ESG matters, including climate change with specific subject-matter expertise, groups and functions responsible for relevant programs, products, policies and performance rooted within the business units across the bank.

Board

Responsible for the bank’s business plan, strategy, risk appetite and culture. It oversees our strategic approach to climate change, which includes how we manage climate-related risks and opportunities, our enterprise approach to social matters including diversity and inclusion and corporate citizenship, and our governance structure, principles and guidelines.

Governance committee

Advises the board on ESG matters, including climate change, and provides oversight and coordination over ESG for the board and its committees. Also advises on the status and adequacy of the bank’s efforts to meet high standards of conduct and E&S responsibility. Oversees ESG reporting for the board and the bank’s corporate citizenship strategy.

Risk committee

Oversees significant and emerging risks to the bank, including E&S risks. Each year, it recommends for board approval our Enterprise Risk Appetite Framework, which requires consideration of E&S risks when making risk management decisions.

Audit committee

Oversees the bank’s financial reporting, internal controls over financial reporting and disclosure controls and procedures, including the E&S risk-related disclosures (including climate change) in the bank’s annual report.

Human resources committee

Oversees the bank’s compensation principles, policies and programs. Recommends for board approval, CEO and Group Executive compensation, including short-term incentives, which considers environmental sustainability, and social and governance results, and mid- and long-term incentives, which will include a medium-term climate objective based on progress against the strategic priorities of the RBC Climate Blueprint starting in fiscal 2023. Responsible for talent management and human resources strategies including diversity and inclusion and health and wellness.

Royal Bank of Canada

Governance

Spotlight on key 2022 ESG highlights at the board and its committees

Our approach to corporate governance is covered in detail throughout this circular. The highlights listed below focus on E&S governance initiatives.

Environment	Social	Governance of E&S

✓  Board approved the RBC Climate Blueprint

✓  Board participated in an education session on understanding the measurement of financed emissions, climate scenario analysis, and the journey to net-zero

✓  Board engaged with management on guiding principles and process in setting RBC’s initial 2030 interim emissions reduction targets for lending and related disclosures

✓  Board engaged with management on climate-related developments in the U.K. and Europe with a focus on the evolving regulatory and reporting landscape, as well as the bank’s climate initiatives in the region

✓  Risk committee held discussions on the evolving climate risk landscape and trends and regulatory developments, and the bank’s actions in response

✓  Results of annual stress testing, which included climate-related physical and transition climate risk events, were discussed with the audit and risk committees

✓  The 2021 Task Force on Climate-related Financial Disclosures (TCFD) Report was approved by the governance committee

✓  Periodic updates on regulatory and political developments related to climate change and trends on investor and proxy advisor perspectives presented to the governance committee

✓  Audit committee received updates on the evolving ESG disclosure landscape, including regulatory and standard-setting developments, and the bank’s advocacy actions in response

✓  Board engaged with management on the refreshed diversity and inclusion strategy for employees, clients and the communities we serve

✓  Governance committee received annual update on our corporate citizenship strategy and community investments and approved the global donations budget

✓  Governance and human resources committees approved the 2021 Diversity & Inclusion Report

✓  Governance committee approved the 2021 Public Accountability Statement

✓  Our 2021 U.K. and Australian Modern Slavery Act Statement was approved by the governance committee

✓  Reporting to the risk committee on human rights risks and integration into the bank’s risk management framework

✓  Regular executive talent reports to the human resources committee on diversity leadership metrics for women and Black, Indigenous and people of colour

✓  Results of the 2022 Employee Engagement Survey and pulse survey presented to the human resources committee

✓  Board approved our Enterprise Risk Appetite Framework, which requires consideration of E&S risks

✓  Board approved our Code of Conduct and governance committee received regular reporting on culture and conduct including reputation risk

✓  Reporting to risk committee on changes to enterprise policy on E&S risk that reflect our enterprise-wide approach to managing E&S risks, including climate

✓  Governance committee approved the 2021 ESG Performance Report

✓  Governance committee reviewed and considered emerging perspectives on board oversight of ESG by boards and discussed stakeholder engagement including the board’s response to ESG-related shareholder proposals

✓  To promote a coordinated approach, the governance, audit and risk committees met jointly to discuss the bank’s purpose-driven approach to ESG including climate, and governance and controls around ESG reporting

✓  Approved CEO and Group Executive (GE) compensation, which considered environmental sustainability, and social and governance practices, as part of the evaluation of their performance against risk and strategic objectives in the bank’s short-term incentive program

✓  For fiscal 2023, the board approved the inclusion of a medium-term climate-based objective related to progress against the strategic priorities of the RBC Climate Blueprint in the CEO and GE mid- and long-term incentive program

ESG rankings and ratings

RBC has strong performance in ESG rankings and ratings, based on our 86.5 average percentile ranking and rating compiled from our priority ESG rating agencies and indices[1].

Executive compensation program

As more fully described on pages 76 and 80 to 82 of this circular, our executive compensation program rewards executives for successfully executing on the bank’s strategy, which includes ESG strategic priorities.

For more information about our approach to ESG matters, please see our 2022 ESG Performance Report, Climate Report and Public Accountability Statement.

1

Includes ratings and rankings for Sustainalytics, MSCI, FTSE4Good, and S&P Global’s Corporate Sustainability Assessment (informing the DJSI) reflecting the most recent scores as of February 7, 2023. The ESG rankings and ratings market is evolving and is not currently regulated in Canada or the U.S. ESG rating agencies and indices may use different data, metrics, models and/or methodologies. ESG ranking and ratings are not necessarily comparable, and those given to RBC are for information only. Investors and other stakeholders should carefully consider the foregoing factors and other uncertainties when reviewing these rankings and ratings.

Royal Bank of Canada

Governance

Diversity and inclusion in action

Diversity and inclusion is a core value at RBC. Our vision is to be among the most inclusive companies, putting diversity into action to help employees, clients and communities thrive. To support that vision, we are committed to diversity and inclusion and seek to be the financial institution of choice for diverse client markets, and to leverage diversity and inclusion for the growth and success of RBC, our clients and communities we serve. We also seek to attract, develop and retain the right talent from the entire talent pool, which requires considering a diverse range of skills and backgrounds and embracing differences. The board is committed to diversity and inclusion at all levels as it provides RBC access to a wider pool of talent and drives creativity, innovation and growth.

Board Diversity Policy

Balanced and diverse representation is critical to successful board oversight. We firmly believe that the board should reflect the diversity of our clients, employees, shareholders and the communities we serve. We are proud of the leadership role we play in promoting board gender diversity in corporate Canada. Although we have made progress, we recognize that we need to continue to increase the representation of people who identify as Black, Indigenous and people of colour as well as members of other historically underrepresented groups among our board members.

To help achieve our diversity objectives, the board has approved a Board Diversity Policy which states that diversity is a critical lens through which the governance committee assesses each director candidate necessary to meet our goals of excellence, innovation and success. Pursuant to our commitment to a balanced and diverse board, gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity are always important factors considered by the governance committee. The Board Diversity Policy also requires that men and women each comprise at least 35% to 45% of directors.

When identifying and nominating director candidates, the governance committee considers representation of women, Black, Indigenous and people of colour and other historically underrepresented groups.

Every year, the governance committee completes a self-assessment that measures, among other things, its effectiveness in guiding the board toward its diversity objectives. It also reviews the board’s composition and any anticipated vacancies through the lens of our Board Diversity Policy. The governance committee regularly engages independent search firms to help identify high-priority candidates with specific skills, competencies or attributes, including diversity as set out in the Board Diversity Policy.

Royal Bank of Canada

Governance

Diversity of the executive team

Diversity is integrated in our approach to talent management, which is highlighted on page 62. We believe a stronger future relies on a pipeline of diverse leaders. We align our talent strategies and succession planning with our business strategies and leadership model and we assess, identify and develop executives and high-priority talent to build leadership capabilities with a goal to create a diverse group of leaders who will drive our performance.

The representation of talent in executive and senior management is a reflection of the diversity of our talent pipeline, which drives better performance, stronger growth and greater innovation. We focus on accelerating the development of diverse leaders to strengthen our talent pipeline through a number of programs, including Women in Leadership, Ignite (our leadership program for individuals who identify as Black, Indigenous or people of colour) and RLaunch (a program for senior-level individuals who have been on a career break for longer than one year).

We also consider representation when identifying development opportunities for our high-priority employees, such as inclusion on executive staffing lists, directorships on subsidiary boards, targeted development plans and participation in formal development and mentoring programs. Recognizing that what gets measured gets managed, we set specific time-bound goals to increase the diversity of our leadership. In 2020, we committed to tackle systemic racism and bias across three key pillars through our Actions Against Systemic Racism, one of which was Redefining Inclusive Leadership to accelerate the diversity of our leadership for senior executive roles. Under this pillar, we committed to increase our staffing goals for Black, Indigenous and people of colour executives from 20% to 30% with a focus on Black and Indigenous representation. In 2022, we surpassed this goal as 31% of new executive appointments identified as Black, Indigenous or people of colour. We have been making progress on the representation of diversity in leadership: since 2015 the percentage of individuals who identify as Black, Indigenous and people of colour has increased from 16% to 23% and the percentage of women in executive roles has increased from 38% to 42%4. We nonetheless still need to do more to further increase women representation at the executive level, as women made up 43% of new executive appointments, below our 50% goal.

Our executive appointment goals are a key enabler for driving continued progress on representation. We enable leaders across our businesses to support staffing goals in a number of ways, such as building a strong pipeline to support diverse candidate slates and establishing programs to develop the skills, capabilities and experiences of our diverse talent across RBC. Additionally, at all levels, people who identify as women accounted for 53% of promotions in fiscal 2022, while people who identify as Black, Indigenous or people of colour represented 43%.

As of the date of this circular, 30% (3 out of 10) of the executive officers who make up the Group Executive identify as women. Due to the small size of this group and the need to carefully consider a broad range of criteria – most importantly, the appropriate matching of business needs to drive long-term value for our stakeholders and the proven skills and capabilities of new appointees, we do not establish specific diversity targets at the Group Executive level.

In 2022, the Board reviewed a refreshed diversity and inclusion strategy, the Diversity and Inclusion Roadmap 2025, that serves both colleagues and communities with, for instance, a focus on improving representation in leadership at all levels and influencing equitable access to financial products and services.

The RBC Diversity Leadership Council, which is chaired by the CEO and comprises senior executives from across our enterprise, promotes diversity and inclusion and oversees strategies and action plans with measurable outcomes for all of RBC. We believe that in order to speak up for inclusion, we need to speak about inclusion, and we are taking action to empower, enable and engage our colleagues, our clients and the communities we serve to have meaningful conversations through our diversity portal at rbc.com/diversity.

1

Hires includes new external hires and rehires excluding City National Bank, BlueBay Asset Management and Brewin Dolphin; based on self-identification; excludes summer interns, students and co-ops. Black, Indigenous and people of colour hires includes Canada and U.S. only. Women hires is global.

2

Promotions are defined as an upward change in position level, HR Class or Global Grade. Excludes summer interns, students, co-ops, City National Bank, Blue Bay Asset Management and Brewin Dolphin. Values for women represent data from our global operations. Values for Black, Indigenous and people of colour represent data from our businesses in Canada and the U.S., based on self-identification.

3

Represents data for our businesses in Canada governed by the Employment Equity Act. A new executive appointment is the appointment of an internal employee or external hire as a first-time Vice-President, Senior Vice-President or Executive Vice-President.

4	Represents data based on self-identification for our businesses in Canada governed by the Employment Equity Act.

Royal Bank of Canada

Governance

Cyber risk oversight

Trust and security are more important than ever, and RBC is focused on cybersecurity and safeguarding the security of our systems and the confidentiality of our clients’ information. Our security strategy supports our strategic direction and is designed to safeguard data entrusted to us by our clients.

Globally, the volume and sophistication of cyber-attacks continue to increase; the resulting implications could include business interruptions, service disruptions, financial loss, theft of intellectual property and confidential information, litigation, enhanced regulatory attention and penalties, and reputational damage. We continue to enhance our security capabilities, educate our customers and workforce, and deepen our relationships with governments, law enforcement and academia to advance our cyber defences in thwarting the threats targeting the financial sector. We achieve this through continued investment in cyber technologies, driving the education and awareness of our clients and workforce, and leveraging emerging technologies.

The board of directors and its risk committee play an active role in overseeing how the bank manages these risks. The board oversees the strategic direction, plans and priorities of the bank and ensures they align with our risk appetite framework which the board approves annually. The risk committee assists the board in overseeing our risk management and reviews significant risks, as well as top and emerging risks, including information technology and cyber risks. The board annually receives a cyber security update, and the risk committee receives regular reporting on information technology and cyber risks.

For more information on how we safeguard the security of our systems and the confidentiality of our clients’ information, please see our 2022 ESG Performance Report and visit rbc.com/cyber. In addition, our 2022 annual report contains a detailed description of the bank’s approach to risk management, including how it manages cyber and information technology risks.

Engaging with shareholders and other stakeholders

Continuous and open dialogue with shareholders and other stakeholders is a key priority for us. We engage with our shareholders and other stakeholders throughout the year on a variety of topics. More specifically, in 2022, RBC continued communications with B.C. General Employees’ Union (BCGEU) and Mouvement d’éducation et de défense des actionnaires (MÉDAC) to discuss the bank’s approach to social and environmental matters arising from the shareholder proposals they had submitted in 2022, respectively on the topics of financialization of housing in Canada and the circular economy. For more information on these matters, please see our responses to shareholder proposals A and 8 in schedule A of this circular.

The board encourages all stakeholders to provide timely and meaningful feedback, facilitates constructive engagement and regularly reviews the bank’s engagement with shareholders and stakeholders for alignment with best practices.

There are many ways people can engage with us and access important information:

Board of directors	Stakeholders can communicate with the directors or the board chair as described at rbc.com/governance.
Management

The CEO and other members of the Group Executive, senior management, Investor Relations, and the Corporate Secretary’s Department meet regularly with financial analysts, investors and other stakeholders.

Investor Relations	Investor Relations is responsible for communicating with the investing public on behalf of RBC.
Live broadcasts

We broadcast our quarterly earnings calls with analysts live and archive them on our Investor Relations site for a period of three months after each call. Shareholders can also participate in our annual meeting of shareholders via a live webcast, which is archived on our Investor Relations site until the next annual meeting.

Please see the back cover of this circular for the contact details of the board chair, secretary and Investor Relations.

Royal Bank of Canada

Governance

Board independence

With the exception of our CEO, all 2023 director nominees are independent.

To be effective, the board must be independent. To this end, the board has adopted a Director Independence Policy that incorporates the “affiliated persons” regulations from the Bank Act and the definition of “independence” from the Canadian Securities Administrators guidelines. It also sets additional standards for members of our audit committee and our human resources committee. The Director Independence Policy is filed with securities regulators at sedar.com and is available at rbc.com/governance.

Assessing director independence

Directors are independent only if they are unaffiliated with RBC and the board has determined that they have no direct or indirect material relationship with RBC that could interfere with their independent judgment.

To determine whether directors are independent, the board uses information about their personal and business relationships with RBC, including their personal banking and financial services information. The board collects this information from sources such as:

•	director responses to an annual detailed questionnaire

•	director biographical information, and

•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

The board tests relationships between directors and RBC using materiality thresholds set out in our Director Independence Policy. The board also considers other facts and circumstances it deems relevant to determine whether any of these relationships could reasonably be expected to interfere with a director’s independent judgment. It considers the nature and extent of these relationships and their importance not only to directors and to RBC, but also to entities with which directors are affiliated.

Under the Bank Act, the CEO must be a member of the board. He is the only director who is not independent.

Guidelines to address other professional activities

None of the director nominees serve on more than two public company boards, in addition to RBC.

Directors must notify the board chair, governance committee chair and secretary before they engage in any new professional activities, including as a director (public or private), employee, advisor or consultant. The board chair and governance committee chair assess whether the director will have sufficient time and energy to devote to RBC responsibilities and evaluate potential circumstances that could impact independent thinking, including conflicts of interest.

Board interlock policy

No more than two RBC board members may serve as director on the same public company board. As of the date of this circular, Mr. Bibic and Mr. Denison both serve on the board of directors of BCE Inc. Following Mr. Denison’s retirement from the RBC board of directors on April 5, 2023, there will be no RBC director serving on another public company board with another RBC director.

Service on public company audit committees	No member of the RBC audit committee may serve on an audit committee of more than two other public companies.

Royal Bank of Canada

Governance

Maintaining independence

The board has established other important ways to maintain its independence.

Access to management	All independent directors have unrestricted access to management and RBC employees.
External advisors	Each board committee and, with the approval of the board chair, individual directors may engage external advisors at the expense of RBC to ensure they have access to independent advice.
In camera sessions	The board chair and committee chairs lead sessions without management to facilitate open and candid discussion among the directors.

In fiscal 2022, all board and regularly scheduled committee meetings had an in camera session without management.

Nominating, developing and evaluating board members

Finding the right director candidates

We regularly engage independent search firms to help identify high-priority candidates.

The board derives its strength from the diversity, competencies, skills and experience of its members.

The governance committee oversees board renewal and nominates directors for election to the board. Fundamental to the committee’s purpose is to build a board that is composed of directors who possess the talent and experience to support the future strategic objectives of RBC, with strong risk discipline in the context of a rapidly changing and increasingly competitive global marketplace, challenging macroeconomic environment and rapidly evolving regulatory landscape. The committee reviews board composition and any anticipated board vacancies through the lens of the Board Diversity Policy. RBC shareholders elect the directors at each annual meeting to serve until the next annual meeting.

Every year, the governance committee works with the board chair to review the credentials of candidates proposed for election or re-election to the board and assess their competencies and experience against those that the board believes, as a whole, it should possess. As part of this analysis, the committee maintains a matrix (see page 23) indicating the major competencies and major experience that each director contributes.

The governance committee considers the results of the board and director effectiveness evaluations in its assessment of the skills and competencies needed to support our strategic objectives.

Royal Bank of Canada

Governance

    Finding the right director candidates

Identified by: • search firms • directors • management • shareholders • individuals and other stakeholders	• consider future strategic objectives and risks • reference skills matrix • consider diversity • assess qualifications • review independence • check conflicts • interview process	• governance committee recommends • board approves • shareholders elect	5	new directors since 2018

How to submit a nomination

Shareholders	Shareholders may submit candidates to the board chair.
Under the Bank Act	In accordance with the Bank Act, qualifying shareholders may submit a formal proposal to nominate an individual for director.
Under the Proxy Access Policy	The RBC Proxy Access Policy provides an additional way for shareholders to submit director nominations and can be found at rbc.com/governance.
Individuals and other stakeholders	Individuals and other stakeholders may also submit candidates to the board chair.

Contact information can be found on the back cover of this circular.

Evaluating candidates for the board

The governance committee and the board chair work together to consider all qualified individuals and maintain an evergreen list of priority candidates.

The board selects independent nominees possessing business and professional expertise, including relevant financial services industry and risk management expertise, senior-level involvement in major organizations, international experience, a history of achievement and performance at the highest level. Residency, familiarity with geographic regions relevant to our strategic objectives as well as language skills are also considered.

To best support the bank in achieving its Purpose of helping clients thrive and communities prosper, all director nominees are required to have experience in environmental, social or governance matters. They must also share a commitment to the RBC values of integrity, putting the client first, diversity and inclusion, accountability and collaboration.

Our director effectiveness framework lays out the skills, commitment and conduct we expect from new and current directors (see page 49 for more on this). In line with our Board Diversity Policy and our commitment to further improve diversity among board members, the governance committee also considers other important factors such as gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity. In particular, it considers the level of representation of women, Black, Indigenous and people of colour and other underrepresented groups when considering candidates to nominate.

Royal Bank of Canada

Governance

Board size considerations

This year, 12 nominees are standing for election as a director.

When determining its optimal size, the board balances two competing priorities:

•

the business need for diversity of skills, experiences, perspectives and backgrounds that align with the near- and long-term strategic objectives of RBC and reflect its diverse client and stakeholder base, and

•	the need to be small enough to facilitate open and effective dialogue and thorough and responsive decision-making.

Regulatory requirements and succession planning also play key roles in the board’s determination of its optimal size.

Majority voting

The board’s Majority Voting Policy states that any nominated director in an uncontested board election must immediately tender their resignation if they are not elected by at least a majority (50% plus 1 vote) of the votes cast in their election. The board will determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the board will accept the resignation, making it effective immediately.

A director who tenders a resignation will not participate in any meeting where the board or a committee is considering their resignation. RBC will promptly issue a news release with the board’s decision. If the board determines not to accept the resignation, the news release will fully state the reasons for that decision.

Tenure policy

We have a tenure policy that outlines term limits in order to:

•	balance the benefits of experience with the need for new perspectives, and

•	achieve ongoing board renewal.

Directors	A director’s term lasts 15 years or until they reach the age of 70, whichever comes first. New directors may serve for at least six years, regardless of their age.
Board chair	As of April 5, 2023, the board chair’s term will be five years.
Committee chairs	A committee chair’s term is three years, which may be extended for up to two years, if appropriate, considering the expertise required to lead the relevant committee.

The board, upon the recommendation of the governance committee, may waive the term and/or age limits for a director, and the term of the board chair or a committee chair.

Term limits do not take precedence over our annual director effectiveness evaluation. Nominations for re-election as director will be based on the needs of the board and RBC given its strategic objectives and will take into consideration the results of the effectiveness evaluation and peer reviews.

A director is expected to submit their resignation to the board chair if:

•	their qualifications, independence or other credentials change

•	they no longer meet the eligibility rules under the board’s conflict of interest guidelines, or

•	they are no longer qualified under the Bank Act or other applicable laws.

The governance committee will make a recommendation to the board on whether it should accept the resignation. A director who tenders a resignation does not participate in the discussion or decision-making process.

Royal Bank of Canada

Governance

Helping directors succeed in their roles

The board strives to ensure that new directors receive a thorough introduction to their role and all directors have access to the resources they need to focus on ongoing development. The governance committee is responsible for making the transition of new directors as seamless as possible and equipping them with the right tools to succeed and make valuable contributions to the board and RBC.

Our principles-based approach reflects three key pillars to facilitate an agile and adaptive board, each of which still proved to be very relevant in 2022.

Our principles-based approach to director development

Orientation and onboarding

• In-depth orientation guide covering our governance principles and policies including our Code of Conduct and Director Independence Policy

• Strategic and business deep-dives with members of the Group Executive and senior management

• Onboarding sessions with key governance, legal and function executives to advise directors on their obligations and the internal controls and practices in place at RBC

• Attendance at committee meetings even if a director is not a member

• Committee chair orientation with executive sponsors and the secretary

Integration

• Mentorship program matching new directors with experienced members

• One-on-one meetings with the board chair and committee chairs to enhance their understanding of the board’s culture and dynamics

• Ongoing engagement with members of the Group Executive and senior management to deepen knowledge of our strategic objectives and foster open dialogue and constructive relationships

Personal development

• Education sessions and materials:

- presentations by senior executives on various topics including specialized and complex aspects of our businesses and operations

- RBC Speaker Series, where external guest speakers provide insights on a variety of topics, including the economic and political landscape as well as emerging industry, regulatory and market trends

- areas of shared concern or oversight covered in joint educational sessions across committees

- daily and weekly media updates and investor relations reports on key topics, the bank’s media presence and market trends

- regular updates about educational opportunities outside RBC

Directors have full access to committee meetings and education sessions regardless of committee membership. They also receive educational materials and updates between board meetings on matters relevant to our businesses.

• Tailored programming:

- programs to address the particular needs of each director based on their background, experience and personal focus areas

- opportunities relevant to directors at large financial institutions (e.g., Global Risk Institute, Group of Thirty, Bank Governance Leadership Network)

• Membership at the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (U.S.)

Royal Bank of Canada

Governance

Periodically, the board also participates in tours of our operations to further learn about our businesses. In 2022, the board and its committees held meetings in London, U.K. The meetings gave directors the opportunity to deepen their knowledge of our U.K. and European businesses. Directors visited our local office, received presentations on the bank’s business and competitive environment as well as on market, economic and political trends in the U.K. and Europe. Directors also had the opportunity to engage with employees, senior leadership teams and independent directors of our key U.K. subsidiaries.

Focus on continuous education

The board and management remained focused on the key issues impacting RBC as well as our clients, employees, shareholders, communities and other stakeholders. We take a coordinated approach to education across the board and its committees are organized around the themes of market, macroeconomic environment, technological and digital, environmental, social and governance, and regulatory matters. Directors also attended several talent events with employees throughout the year.

Quarter	Education presentations	Attendance

Q1 2022	Cyber Security Annual Update	Board
	Advancements in Climate Risk Measurements	Board
	Re-imagining Human Resources	Board
	Climate Risk Management	Risk
	Corporate Governance Trends and Developments	Governance
Q2 2022	A Refreshed Approach to Diversity and Inclusion	Board
	Capital Management Levers	Audit
	Finance Perspectives on Wealth Management	Audit
	Continuous Enhancement of Reputational Risk Management	Audit, Risk[1]
	ESG Overview and Reporting Environment	Audit, Governance and Human resources[2]
	Board Oversight of ESG Trends, Practices and Governance Frameworks	Governance
	Operational Resilience	Risk
Q3 2022	Payment Disruptions	Board
	Emerging Macroeconomic Risks	Audit, Risk[1]
	Finance Perspectives on Canadian Banking	Audit
	Market Overview of Executive Compensation and Related ESG Disclosure	Human resources
	Home Equity Finance Through a Risk Lens	Risk
	Model Efficacy in the Current Evolving Macroeconomic Environment	Risk
	Enterprise Data Risk Management & Governance	Risk
Q4 2022	Financed Emissions Reduction Targets	Board
	RBC in the Financial Services Industry	Board
	Overview of RBC’s Control Environment	Audit
	Leadership Strategy	Human resources
	Third Party Risk Profile	Risk
	Business Financial Services Through a Risk Lens	Risk
London, U.K. meetings
	Global Macro Issues	Board
	U.K. and Europe Economic Update	Board
	Overview of RBC Businesses in Europe	Board
	Climate Strategy and Lessons Learned from Europe	Board
	Overview of RBC Europe Risk, Compliance and Finance Environment	Audit, Risk[1]

RBC Speaker Series presentation

1	All the directors are in attendance at joint audit and risk committee sessions.
2	All the directors are in attendance at the joint audit, governance and human resources committee session.

Royal Bank of Canada

Governance

Evaluating the board, committees, chairs and directors

The board and its committees annually review their effectiveness as part of their commitment to continuously improve their oversight, guidance and constructive challenge of management. Managed by the governance committee, this process also includes separate evaluations of the board chair and each committee chair as well as a self-assessment and a peer review of each director. The results inform the board’s development of priorities and action plans for the following year. The evaluations also form part of the governance committee’s assessment of the skills and competencies director nominees need for election or re-election.

Each year we retain an independent consultant to facilitate the evaluation process.

Expectations of our directors

Our director effectiveness framework identifies the key characteristics and behaviours the board considers essential for each director to fulfil their role successfully. This framework forms the basis of the peer evaluation components of the assessment and reflects the director’s commitment to improvement at a board and individual level.

Annual evaluations

Annual evaluations of the board and each committee are supplemented with input from members of the Group Executive on areas such as board and committee processes, materials, interaction with management and overall effectiveness. We review our evaluation and effectiveness frameworks annually to align them with best practices and regulatory guidance.

Royal Bank of Canada

Governance

Updates on priorities and action plans are provided to the board and committees by the board chair and committee chairs on a regular basis throughout the year. This approach creates an effectiveness evaluation that is an ongoing, dynamic part of the functioning of the board and its committees.

Feedback is collected through questionnaires administered by an independent consultant and through meetings between the board chair and the committee chairs as well as one-on-one meetings between the board chair and each director.

The board is evaluated by all directors and the Group Executive.

The board chair is evaluated by all directors, including the CEO.

The committees and committee chairs are evaluated by committee members and applicable members of the Group Executive and senior management.

Each independent director completes a personal and peer review.

The independent consultant analyzes the feedback and peer reviews and prepares the reports.

The board and governance committee review the board and board chair reports. The governance committee chair reports to the board on the effectiveness of the board chair.

The governance committee and applicable committees review the committee and committee chair reports. The board chair also reviews the committee chair reports.

The board chair reviews the independent director peer reviews with each director. The governance committee chair reviews the board chair’s performance assessment and individual peer reviews with the board chair.

Priorities and action plans are developed for the board and committees as well as the committee chairs and the board chair.

Development opportunities are identified, as required, for each independent director.

Reports and peer reviews are taken into consideration during the re-nomination process.

Royal Bank of Canada

Governance

Board committee reports

Audit committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• F. Vettese (chair), T. Daruvala, C. Devine, M. Turcke, B.A. van Kralingen and J. Yabuki.

Financial literacy and audit expertise

•  All members of the audit committee are “financially literate” within the meaning of the Canadian Securities Administrators rules and the corporate governance listing standards of the New York Stock Exchange.

•  F. Vettese, C. Devine and J. Yabuki qualify as “audit committee financial experts” as defined by the U.S. Securities and Exchange Commission.

Meetings

•  Eight regular meetings were held in fiscal 2022 (three meetings also included joint sessions with the risk committee and one meeting also included a joint session with the governance and human resources committees); the external auditor attended each regular meeting.

•  All eight regular meetings included an in camera session without management present.

•  The committee also held separate in camera sessions with the external auditor at five of the regularly scheduled meetings, and with the Chief Financial Officer (CFO), Chief Legal Officer (CLO), Executive Vice-President and Chief Audit Executive (CAE), Chief Compliance Officer (CCO), Chief Anti-Money Laundering Officer (CAMLO) and Ombudsman, as required.

Responsibility	2022 Highlights

Financial reporting and internal controls

✓  Oversaw the bank’s annual and quarterly financial reporting process and recommended quarterly and annual financial reports for approval by the board.

✓  Received updates on critical accounting policies and estimates and reviewed significant judgments relating to a number of accounting matters including:

•  allowance for credit losses for performing and impaired financial assets and in particular the estimation of the stage 1 and stage 2 allowance for credit losses; reviewed significant matters considered by management in determining the allowance including the easing of impacts of the COVID-19 pandemic and deterioration in the macroeconomic outlook

•  updates on sensitivities to management’s estimates and assumptions, including in relation to the macroeconomic environment

•  tax positioning, proposed legislative changes and disclosure including matters described in Note 22 to the bank’s consolidated financial statements for the year ended October 31, 2022, and

•  goodwill impairment and integration of Brewin Dolphin from a Finance perspective.

✓  Reviewed disclosure controls and procedures and internal controls over financial reporting as well as received regular updates on the control environment, including control issues, associated risks and corrective actions.

External auditor (PwC)

✓  Discussed with PwC its responsibilities in performing an integrated audit, its determination of areas of significant audit risk and related risk mitigation procedures, and reviewed and approved its annual audit plan and associated fees.

✓  Discussed with PwC key accounting risks and significant judgments made by management.

✓  Received written confirmation from PwC of its independence and recommended to the board for recommendation to the shareholders the appointment of PwC as the shareholders’ auditor.

✓  Pre-approved all additional engagements with PwC (including any non-audit services).

✓  Received updates on the implementation of the bank’s audit partner rotation plan and transition of a new lead engagement partner effective for the 2023 fiscal year.

✓  Completed a comprehensive and annual assessment of PwC’s performance based on (i) the quality of the team; (ii) candid and transparent communication and focus on the control environment; and (iii) well-organized and proactive succession planning. The comprehensive assessment identified continued areas of focus, including (i) driving efficiencies while ensuring the highest levels of audit quality, and (ii) adding value through sharing industry best practices, value-added insights and proactivity on emerging issues.

Royal Bank of Canada

Governance

Talent management	✓ Received an update on the talent development strategies of Internal Audit, Finance and Compliance. ✓ Reviewed the performance assessments of the CAE, CCO, CAMLO and CFO.

Legal, regulatory and capital matters

✓  Received regular updates from the CLO on legal matters, the CCO on regulatory compliance and the CAMLO on anti-money laundering and terrorist financing reporting.

✓  Reviewed updates on engagement with global regulators and results of regulatory supervisory assessments of RBC.

✓  Reviewed the 2022 Enterprise-Wide Stress Testing results and approved the results of the Internal Capital Adequacy Assessment Process and 2023 Capital and Funding Plan.

✓  Received progress updates on the implementation of IFRS 17 – Insurance Contracts and the impact of InterBank Offered Rates (IBOR) Reform on financial reporting.

✓  Received progress updates on the bank’s internal controls over financial reporting program implemented pursuant to the Sarbanes-Oxley Act of 2002.

✓  Received updates on the evolving ESG disclosure landscape, including regulatory and standard-setting developments, and the bank’s advocacy actions in response.

Oversight of the Finance function

✓  Reviewed and approved the Finance function’s organizational structure, budget and resources as well as the CFO Group’s charter and the CFO’s mandate.

✓  Assessed the effectiveness of the Finance function.

Oversight of the Internal Audit function

✓  Reviewed and approved the annual internal audit plan and monitored its execution.

✓  Reviewed and approved the function’s organizational structure, budget and resources and overall risk assessment methodology, as well as the Internal Audit charter and the CAE’s mandate.

✓  Received an update on Internal Audit’s strategic journey and use of behavioural science in Internal Audit.

✓  Reviewed quarterly reports of audit activities, findings and recommendations and assessed the effectiveness of the Internal Audit function.

Subsidiary oversight	✓ Acted as audit committee to certain regulated RBC subsidiaries. ✓ Received and reviewed the financial statements, internal control reports and reports from the CFOs of these regulated subsidiaries.

Auditor fees

Following a tender process, PwC was appointed our auditor by the board of directors on January 29, 2016, which was approved by RBC shareholders at the annual and special meeting of common shareholders held on April 6, 2016.

Fees relating to the years ended October 31, 2022 and October 31, 2021 to PwC and its affiliates, including the nature of each category of fees, are detailed below.

	Year ended October 31, 2022 ($ millions)			Year ended October 31, 2021 ($ millions)

	Bank and subsidiaries	Mutual funds[1]	Total	Bank and subsidiaries	Mutual funds[1]	Total

Audit fees	41.6	3.3	44.9	38.5	2.5	41.0
Audit-related fees	9.9	–	9.9	8.1	–	8.1
Tax fees	0.1	0.3	0.4	–	0.3	0.3
All other fees	0.5	0.5	1.0	0.6	0.6	1.2
Total fees	52.1	4.1	56.2	47.2	3.4	50.6

1

The mutual funds category includes fees paid for professional services provided by PwC for certain mutual funds managed by subsidiaries of the bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the mutual funds in return for a fixed administration fee.

Royal Bank of Canada

Governance

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the annual consolidated financial statements of the bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the bank’s independent auditor reasonably can provide, which include services provided in connection with statutory and regulatory filings, including those related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the bank’s independent auditor not required by statute or regulation
•	reporting on the effectiveness of internal controls as required by contract or for business reasons

•	the audits of the financial statements of our various pension plans

•	the audits of various trusts and limited partnerships; and

•	financial and reporting standards advice.

Tax fees

Tax fees were paid for tax compliance services including preparation of tax returns for certain mutual funds managed by subsidiaries of the bank and a subscription for services to provide specific tax data and information to complete routine tax schedules and calculations for clients.

All other fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for us and certain of our subsidiaries, regulatory compliance services as well as accounting and other research publications.

Governance committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• J. Côté (chair), M. Bibic, A. Chisholm, D. Denison, C. Devine and R. Jamieson.

Meetings

•  Six regular meetings were held in fiscal 2022 (one meeting also included a joint session with the risk committee and one meeting also included a joint session with the human resources and audit committees).

•  All six regular meetings included an in camera session without management present.

Responsibility	2022 Highlights

Monitor best practices and trends

✓  Approved the Statement of Corporate Governance Practices.

✓  Received updates highlighting key Canadian, U.S. and international regulatory and governance developments and investors’ and proxy advisory firms’ perspectives.

Director recruitment and board composition

✓  Reviewed and approved the director nominees for election and assessed directors’ independence.

✓  Ongoing development of a candidate pipeline using independent search firms and identified and engaged with potential candidates resulting in the recommendation of the appointment of Mirko Bibic.

✓  Oversaw committee chair succession and recommended the appointment of Andrew A. Chisholm as chair of the risk committee.

✓  Oversaw the process for board chair succession and reviewed and recommended for board approval the new board chair profile and tenure.

Director compensation

✓  Engaged an independent consultant to review board compensation and provide advice on design, positioning and trends.

✓  In November 2022, recommended an increase in director and committee chair compensation as well as increasing the RBC equity portion of total board chair compensation.

Director effectiveness

✓  Developed and approved 2022 priorities for the board and board chair and reviewed regular progress reports against these priorities.

✓  Oversaw the annual board, committee and peer effectiveness evaluation.

Director orientation and education	✓ Coordinated continuing education programs across the board and committees. ✓ Oversaw the onboarding of one new director and orientation of new risk committee chair.

Royal Bank of Canada

Governance

Stakeholder engagement

✓  Oversaw engagement with shareholders, industry and governance advisors and regulators on key and emerging governance topics and trends, including environmental, social and governance (ESG), diversity and inclusion, and culture matters.

✓  Maintained transparent relationship with regulators including discussing key priorities with the Financial Consumer Agency of Canada.

Corporate citizenship and ESG

✓  Received the annual update on RBC corporate citizenship initiatives and strategy targeting climate change, diversity and inclusion, youth success and financial wellbeing and approved the 2023 global donations budget.

✓  Received an update on ESG overview and reporting and approved the 2021 ESG Performance Report, 2021 Public Accountability Statement, 2021 Task Force on Climate-related Financial Disclosures (TCFD) Report, 2021 Diversity & Inclusion Report and the 2021 Modern Slavery Act (U.K. and Australia) Statement.

✓  Continued to develop a holistic ESG board governance framework to foster effective board and committee oversight of ESG matters.

Culture and conduct and consumer protection

✓  Received regular reporting on culture and conduct matters, including client outcomes, organizational and employee conduct and risk culture, the impact on the integrity of financial markets and on our reputation, with a focus on benchmarking and program effectiveness assessments.

✓  Oversaw management’s implementation of procedures for complying with the new consumer provisions under the Bank Act.

✓  Approved the RBC Code of Conduct.

Subsidiary oversight	✓ Acted as the conduct review committee for certain of our federally regulated financial institution subsidiaries.

Human resources committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• T. Vandal (chair), T. Daruvala, M. Turcke, B.A. van Kralingen, F. Vettese and J. Yabuki.

Meetings

•  Seven regular meetings were held in fiscal 2022 (one meeting also included a joint session with the risk committee and one meeting also included a joint session with the governance and audit committees).

•  All seven meetings included an in camera session without management present.

•  In camera sessions were also held with the external independent compensation advisor, Frederic W. Cook & Co., Inc. (FW Cook), at each meeting where executive compensation was discussed.

Responsibility	2022 Highlights

Executive compensation

✓  Reviewed our approach to executive compensation, including design and positioning relative to comparators.

✓  Reviewed the performance assessment of the Chief Executive Officer (CEO) against 2022 objectives, and made recommendations to the board for the performance objectives and metrics for 2023.

✓  Reviewed and made recommendations to the board to approve the compensation of the CEO and other members of the Group Executive, as well as target compensation for 2023.

✓  Reviewed and recommended the board approve the inclusion of a medium-term climate-based objective related to progress against the strategic priorities of the RBC Climate Blueprint as an additional consideration in the determination of the mid-term incentive (MTI) and long-term incentive (LTI) grant modifier for the CEO and other members of the Group Executive.

✓  Approved the compensation of the Chief Audit Executive (CAE), Chief Compliance Officer and Chief Anti-Money Laundering Officer.

✓  Reviewed and recommended that the board approve the compensation for the new Chief Human Resources Officer (CHRO).

Compensation oversight and risk management	✓ Met with the Chief Risk Officer to review the alignment of variable compensation with potential and realized risks. ✓ Reviewed a pay-for-performance assessment of 2022 CEO pay conducted by FW Cook.

Royal Bank of Canada

Governance

Oversight of compensation programs, policies and pensions

✓  Reviewed and made recommendations to the board to approve design and payouts for major compensation programs.

✓  Reviewed the CAE’s report on compensation risk management and governance practices, including alignment with the Financial Stability Board (FSB) Principles and Implementation Standards.

✓  Reviewed a report of RBC pension plans and plans of certain of its subsidiaries covering governance, oversight, controls, funding, performance and investment strategy, and made recommendations to the board to approve 2022 pension plan funding.

✓  Approved the Compensation Management Framework, the Compensation Risk Management Policy, the Forfeiture and Clawback Policy, the Change in Control Policy and the Share Ownership Standard.

New independent compensation advisor

✓  Conducted a selection process to engage an independent compensation advisor, which was led by Mr. Vandal and Ms. Turcke.

✓  Three compensation advisory firms were considered and FW Cook was selected based on, among other factors, its experience in advising compensation committees of large public companies, including financial institutions.

Talent management and succession

✓  Reviewed and discussed the RBC leadership strategy, including strengthening succession, developing highly skilled leaders, advancing diversity in leadership with desire and capability to outpace and win.

✓  Received Executive Talent Updates at each meeting and discussed tracking against diversity leadership metrics and representation for women and Black, Indigenous and people of colour.

✓  Received a presentation on the talent strategy of the Technology & Operations function.

✓  Oversaw planned transition of the CHRO.

Employee engagement

✓  Received and discussed the Annual Report on Employee Engagement, which included results from the Employee Engagement Survey.

✓  Received an update regarding ongoing investments in employee experience, including the hybrid work model.

Risk committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• A. Chisholm (chair), M. Bibic, J. Côté, D. Denison, R. Jamieson and T. Vandal.

Meetings

•  Eight regular meetings were held in fiscal 2022 (three meetings included joint sessions with the audit committee; one meeting included a joint session with the governance committee and one meeting included a joint session with the human resources committee).

•  All eight meetings included an in camera session without management present.

Responsibility	2022 Highlights

Risk management

✓  Received reports on top and emerging risks including, among others, credit risk performance including credit trends and forecasting and outlook; the impacts of inflation and rising interest rates including on the housing market and the commercial real estate sector; credit provisioning; geopolitical events including the Russia/Ukraine conflict; operational risks including cyber, information technology and third party risks; environmental and social risks including climate risk; impacts of market volatility, including impacts on counterparty credit risk, leveraged lending, and liquidity.

✓  Received reports on the 2022 credit outlook for the bank’s retail and wholesale portfolios, and potential risks to the outlook.

✓  Received reports on emerging macroeconomic risks, and on model efficacy in an inflationary environment as well as the bank’s data risk governance, capabilities and profile.

✓  Discussed the climate risk landscape and RBC’s actions in response.

✓  Received reports on non-financial risks including reputational risk management, operational resilience, and RBC’s third-party risk profile.

✓  Received reports on the profile and risks of the following businesses or regions: Home Equity Finance and Business Financial Services, RBC’s European businesses from the perspectives of the finance, group risk management and compliance functions, and discussed the bank’s risk performance and profile relative to peers.

Royal Bank of Canada

Governance

✓  Discussed RBC’s regulatory, legal and control environment.

✓  Oversaw the delegation of risk limits to management and made recommendations to the board to approve the board-delegated authorities.

✓  Reviewed the enterprise-wide stress testing scenarios and results, and approved the Internal Capital Adequacy Assessment Process and made recommendations to the board to approve the 2023 Capital and Funding Plan.

Risk framework and oversight

✓  Reviewed and approved the Enterprise Risk Management Framework, the bank’s program for identifying, measuring, controlling and reporting on significant risks, as well as supporting risk management frameworks.

✓  Reviewed and made recommendations to the board to approve the Enterprise Risk Appetite Framework, which represents the amount and type of risk that RBC is willing to accept in the pursuit of its business objectives.

Oversight of risk management function

✓  Reviewed and approved group risk management’s organizational structure, budget and resources and the mandate of the CRO.

✓  Assessed the effectiveness of group risk management and reviewed the performance assessment of the CRO.

✓  Reviewed an assessment of the design and effectiveness of the risk governance framework by Internal Audit, jointly with the audit committee.

Subsidiary oversight

✓  Reviewed and approved the mandate of the U.S. Risk Committee of RBC US Group Holdings LLC, the RBC intermediate holding company.

✓  Reviewed and approved the bank’s Combined U.S. Operations Liquidity Risk Tolerance/Appetite.

✓  Approved a delegation of authority to the board of directors of RBC U.S. Group Holdings LLC to review and approve all U.S. Resolution Plans, including the U.S. Targeted Resolution Plan.

✓  Received and approved credits for RBC subsidiaries.

Royal Bank of Canada

Executive compensation

Letter from the human resources committee

Dear fellow shareholders,

RBC is an all-weather bank, built to perform through economic cycles while actively pursuing opportunities for growth. RBC’s strength and resilience is rooted in its geographic reach, strong and prudent capital and risk management, and diversified business mix. During a time of historic economic and societal change, RBC continues to lead with purpose in creating long-term value. The bank’s board and senior management teams are focused on providing leadership, stability and guidance to RBC’s clients, employees, communities it serves, and shareholders.

RBC takes seriously its responsibility to support its clients in navigating opportunities and risks, and remains committed to helping build and grow sustainable, vibrant and inclusive communities.

The bank has a talented and diverse team of individuals who have excelled in creating differentiated client experiences and made progress possible for people, places and projects that matter to our shared future. The RBC team collectively embodies a culture of collaboration, ambition, adaptability, inclusivity and creativity to execute on game-changing ideas and create positive outcomes over both the short and long term.

RBC is pleased to share its approach to executive compensation for 2022 and to highlight the performance metrics considered in determining 2022 compensation awarded to Dave McKay, RBC President and Chief Executive Officer (CEO). Guided by RBC’s compensation philosophy and principles, the human resources committee’s decisions on executive compensation reflect the bank’s ongoing focus on driving sustainable growth in alignment with the bank’s Purpose, Vision and Values.

RBC’s Purpose and strategic goals

Guided by RBC’s Vision to be among the world’s most trusted and successful financial institutions, and driven by its Purpose of helping clients thrive and communities prosper, RBC aims to be:

• the undisputed financial services leader in Canada

• the preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S., and

• a leading financial services partner valued for our expertise in select global financial centres.

RBC performance in 2022

RBC’s financial performance in 2022 demonstrated the bank’s purpose-led approach to creating long-term value for those it is proud to serve.

The bank’s employees around the world continued to go above and beyond for its clients, generating strong performance across core businesses driving premium shareholder performance.

RBC’s mix of industry-leading franchises – diversified across business segments and geographies – generated earnings of $15.8 billion for fiscal 2022, down $243 million or 2% year-over-year. As noted in the table below, the bank met all three of its medium-term objectives over three- and five-year periods and outperformed its global peer group in total shareholder return (TSR) over those same periods, while delivering $6.9 billion in dividends to our common shareholders.

    Financial results for

    short-term incentive program

       Earnings net income (C$ billions)

$15.8 2022	$16.1 2021

Financial results for mid- and

long-term incentive programs

Medium-term objectives[1]	3-year[2]	5-year[2]

Diluted EPS growth of 7%+	8%	8%

Return on equity[3] of 16%+	16.4%	16.7%

Strong capital ratio (CET1)[4]	12.9%	12.5%

Total shareholder return[5]	3-year	5-year

RBC	10%	9%

Global peer average	6%	5%

1  A medium-term (3–5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment, and our ability to achieve them in a period may be adversely affected by the macroeconomic backdrop.

2  Diluted earnings per share (EPS) growth is calculated using a Compound Annual Growth Rate (CAGR). Return on equity (ROE) and common equity tier 1 (CET1) ratio are calculated using an average.

3  Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of the 2022 Annual Report.

4  Capital ratios are calculated using Office of the Superintendent of Financial Institutions’ (OSFI) Capital Adequacy Requirements Guideline.

5  Annualized TSR is calculated based on the TSX common share price appreciation plus reinvested dividend income. Source: Bloomberg, as at October 31, 2022. Please refer to the 2022 Annual Report, page 24.

Royal Bank of Canada

Executive compensation

We are especially proud of the bank’s accomplishments on issues that matter to its clients and communities it serves. In 2022, RBC achieved or exceeded a wide range of client, risk and strategic objectives, including environmental, social and governance (ESG) initiatives, generating meaningful value for its clients and enabling ongoing investments in the communities it serves. This includes:

✓

Across RBC’s five business segments, client satisfaction levels remained strong, highlighted by numerous industry awards and rankings. Among the big five retail banks in Canada, RBC was recognized again in all 11 categories of the 2022 Ipsos Financial Service Excellence Awards; ranked by J.D. Power as best in Customer Satisfaction six out of the last seven years and highest in Customer Satisfaction with Mobile Banking Apps.

✓	RBC maintained #1 or #2 market share in all key product categories across Canadian Banking, while Wealth Management achieved #1 market share for High Net Worth/Ultra-High Net Worth clients, in Canada.

✓	RBC was recognized as Best Global Retail Bank and Best Bank for small- and medium-sized enterprises by RBI Global retail banking awards.

✓	RBC positioned itself as the third largest wealth manager in the U.K. by completing its acquisition of Brewin Dolphin, increasing its distribution, assets under management (AUM) and client base.

✓

RBC focused on personal and professional growth of employees with an investment of $200 million, including a mid-year 3% salary increase for certain employees[1], enhancements to our defined contribution pension plan and a greater level of family planning benefits for employees in Canada, and more support for career development as well as flexible work arrangements for all employees globally.

✓

RBC was named one of the Best Workplaces for Hybrid Work in Canada by Great Place to Work Institute and one of the top employers for diversity, young people and professional development by MediaCorp Canada Inc.

✓

RBC continued its progress in diversity and inclusion for Black, Indigenous and people of colour, who represented 31%[2] of new executive appointments, surpassing its goal of 30% for the year[3]. In addition, RBC welcomed 1,500+ summer students across the globe, 52% of whom were Black, Indigenous and people of colour[2].

✓

RBC delivered a key milestone in its commitment to achieving net-zero in its lending portfolio by 2050 with the release of its initial 2030 interim emissions reduction targets for lending in three key sectors: oil and gas, power generation and automotive. In addition, RBC signed its second long-term renewable energy Power Purchase Agreement in 2022, advancing its goals to reduce emissions from our global operations by 70%[4] and to source 100% of electricity from renewable and non-emitting sources, both by 2025.

✓

RBC provided $154+ million[5] globally through donations and community investments, including nearly $1.9 million to support humanitarian relief efforts in Ukraine and Pakistan, natural disaster response efforts in Canada and the U.S., and in response to local tragedies.

✓

RBC provided $65+ million through RBC Future Launch®, reaching over 1.7 million Canadian youth in 2022, and RBC provided support to over 6,000 artists with more than $10 million investment in art organizations in 2022 through RBC Emerging Artists.

✓

RBC provided support to services that collectively reached hundreds of thousands of people who are looking to pursue big ambitions or just make life a little easier; for example, the RBCx™ division supported 4,000 tech and innovation clients and in-house ventures like Mydoh™ (used by 100,000+ Canadians), Ownr® (trusted by 85,000+ Canadian businesses) and Dr. Bill® (serving 8,000 physicians).

For more highlights on how RBC created differentiated value for its clients, employees, communities it serves, and shareholders, please refer to the 2022 Annual Report.

[1]	Includes employees in Global Grade 09 to 12 positions.
[2]	Based on self-identification.
[3]

Represents data for our businesses in Canada governed by the Employment Equity Act. A new executive appointment is the appointment of an internal employee or external hire as a first-time Vice President, Senior Vice President or Executive Vice President.

[4]	Inclusive of our global operations, Scope 1, 2 (market-based) and 3 (business travel) reported greenhouse gas (GHG) emissions, using a baseline of 2018.
[5]

Includes contributions to non-profits or non-registered charities, employee volunteer grants, community sponsorships, community-benefiting program costs and gifts in-kind for the period of November 1, 2021 to October 31, 2022. Figure does not include brand sponsorships.

Royal Bank of Canada

Executive compensation

CEO 2022 performance and compensation

CEO total compensation for 2022 is $15,255,000, down 2% from 2021, reflecting lower financial performance against a challenging macroeconomic environment, partially offset by the increase to target compensation the board approved for fiscal 2022. Mr. McKay’s compensation also reflects his strong leadership in creating long-term value and growth for RBC’s clients, employees, communities it serves and shareholders, and in driving progress against the bank’s strategic priorities. A detailed description of our performance evaluation for Mr. McKay begins on page 83.

In considering CEO compensation outcomes for the year, we assessed Mr. McKay’s performance against financial, client, risk and strategic objectives that were approved by the board at the beginning of the year, as well as progress against RBC’s mid- and long-term objectives in 2022. As a result, the board approved total direct compensation of $15,255,000, which is 9% above his 2022 target of $14,000,000 and 2% lower than his 2021 actual total direct compensation.

Specifically, Mr. McKay’s total direct compensation included a base salary of $1,500,000, which was unchanged from 2021. He also received a short-term incentive of $2,992,500, which was lower than last year, and up from target, reflecting 2022 net income of $15.8 billion, which was higher than the Short-Term Incentive Program 2022 target of $15.2 billion. Finally, Mr. McKay was awarded mid- and long-term incentives totaling $10,762,500 granted in the form of performance-deferred share units (80%) and stock options (20%). These mid- and long-term awards were above target and 9% above last year, reflecting both the increased target approved by the board in calendar year 2021 and Mr. McKay’s continued effective leadership in creating value for RBC’s stakeholders and driving strong performance against the bank’s medium-term objectives despite the challenging macroeconomic environment.

In reviewing the overall compensation outcomes, we also considered Mr. McKay’s deep commitment to strengthening RBC’s inclusive, always-learning culture and continuing to ensure employees feel supported, trusted and enabled. His leadership has moved RBC into the future, balancing diverse everyday employee experiences with the needs of the clients they support, and building on a strong foundation to continue delivering shareholder value now and over the long term.

Having your say

Shareholder input on compensation is an important part of our engagement process, and we invite you to have your say on our approach to executive compensation at each annual meeting. While this vote is advisory and non-binding, the board will consider the results in future compensation planning.

We were pleased that, in 2022, 94.7% of shareholder votes were in favour of RBC’s approach to compensation. If you have any comments or questions about our approach to executive compensation, please contact us using the information on the back of this circular.

We look forward to your participation at the upcoming annual and special meeting of common shareholders.

Sincerely,

Thierry Vandal Chair of the Human Resources Committee

Kathleen Taylor Chair of the Board

Royal Bank of Canada

Executive compensation

Compensation discussion and analysis

This section describes our approach to compensation and the policies, practices, programs and awards for our named executive officers (NEOs).

Our 2022 NEOs are:

David McKay	President and Chief Executive Officer (CEO)

Nadine Ahn	Chief Financial Officer (CFO)

Derek Neldner	CEO and Group Head, RBC Capital Markets

Douglas Guzman	Group Head, RBC Wealth Management, RBC Insurance, and RBC Investor & Treasury Services

Neil McLaughlin	Group Head, Personal & Commercial Banking

Compensation philosophy and principles

Guided by our vision of being among the world’s most trusted and successful financial institutions and our Purpose of helping clients thrive and communities prosper, our approach to compensation, including executive compensation, is based on the following principles:

Compensation aligns with
long-term shareholder interests

•  Awards vary based on the absolute and relative performance of RBC.

•  Mid- and long-term incentives vest and pay out over time, encouraging a longer-term view of increasing shareholder value.

Compensation aligns with sound risk management principles

•  Our risk culture is reflected in our approach to compensation. Our compensation practices appropriately balance risk and reward, and align with shareholder interests.

•  Performance of individuals, business segments and RBC overall is assessed based on a number of measures, including adherence to risk management policies and guidelines.

Compensation rewards performance

•  Our pay-for-performance approach rewards employees for their contributions to individual, business segment and enterprise results relative to objectives that support our business strategies for sustainable growth over short-, medium- and long-term horizons, which are aligned with our risk appetite.

Compensation enables us to attract, engage and retain talent

•  Talented and engaged employees are essential to creating value for our clients and to building a sustainable future for RBC. We offer compensation that is competitive within the markets where we operate and compete for talent.

•  Compensation programs reward employees for high performance and their potential for future contributions.

Compensation rewards behaviours that align with our values and drive exceptional client experiences

•  RBC values, embedded in our Code of Conduct (available at rbc.com/governance), form the foundation of our culture and underpin our ongoing commitment to putting our clients’ needs first and delivering value for all of our stakeholders.

•  We assess behaviours and compliance with policies and procedures in determining our performance-based compensation.

Royal Bank of Canada

Executive compensation

Talent management and succession planning

We take an integrated approach to talent management and succession planning using a comprehensive framework aligned to our business strategies. We also have a future-focused leadership model that outlines in clear language our expectations of leadership in today’s competitive landscape. We focus on the identification, assessment and development of executives and high-priority talent to build future-ready leaders and strengthen overall succession, ensuring we have a diverse pipeline of leaders to drive both short- and longer-term performance. The CEO and senior leaders are stewards of the enterprise talent agenda, with specific performance objectives relating to talent management and succession planning, and are held accountable through their annual performance assessment.

We believe leaders learn best from meaningful and varied on-the-job experiences, and our staffing processes facilitate optimizing both business performance and individual development. Our intent is to differentiate development for high-priority talent to prepare them for broader and more complex roles, while also taking into consideration the need to build critical leadership capabilities. Clear accountability frameworks, staffing goals and a commitment to developing a robust pipeline of diverse leaders help us advance women and Black, Indigenous and people of colour talent in leadership roles.

Our philosophy of development and promotion from within strengthens our culture, supports talent retention, builds versatility and provides more options for succession. We complement this practice with selective external hiring to bring in critical skills and capabilities, close succession gaps and foster diverse thinking. We also have a formal leadership development curriculum.

The human resources committee plays a key role in supporting the board in its oversight of leadership development and succession planning. Each year, the human resources committee reviews the annual succession report, which provides a talent and succession health check including the depth and diversity of succession pools for senior leadership roles across RBC and talent and succession metrics. The human resources committee also annually reviews our leadership strategy, which outlines the leadership priorities and progress made over the year.

Over the course of the year, the board reviews and discusses succession plans for the CEO, Group Executive (the most senior executives of RBC) and oversight function heads, including an in-depth discussion of contingency and short-, medium- and long-term succession plans for these roles and specific plans to address gaps. As part of this process, the CEO discusses the strengths and areas for development of key succession candidates, their development progress over the prior year and their future development plans. The board reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further develop and assess potential successors. The board takes a systematic approach to meeting and getting to know succession candidates, including earlier-in-career high-priority talent. Talent strategies are also integrated into business strategies, which the board, with support from the human resources committee, reviews regularly throughout the year. The human resources committee also regularly reviews individual business and function leadership strategies, including highlights of talent and succession plans.

Royal Bank of Canada

Executive compensation

Key compensation programs and practices

We regularly review our compensation programs to ensure they are consistent with best practices and regulatory guidance.

Pay-for-performance			Page

Compensation rewards performance	✓	We assess the performance of the CEO and Group Executive relative to objectives that support our business strategies for sustainable growth over short-, medium- and long-term horizons, which are aligned with our risk appetite.	72

Significant portion of pay is at risk and based on performance	✓	For the CEO and Group Executive, 75% to 90% of their target total direct compensation is at risk, which creates a strong pay-for-performance relationship.	73

Deferral arrangements	✓	A significant portion of variable compensation (at least 70% for the CEO, at least 65% for members of the Group Executive and at least 40% for other material risk takers (MRTs)) is deferred, with a vesting period of three or four years, consistent with our compensation principles and relevant regulatory guidelines.	72

Mid- and long-term incentive awards subject to performance at time of grant and vesting	✓

Consistent with best practices, we determine grants of mid- and long-term incentives based on performance relative to our medium-term objectives (diluted earnings per share growth, return on common equity and capital ratios), and beginning in fiscal 2023, these grants may be further adjusted based on progress against the strategic priorities of the RBC Climate Blueprint (see page 76 for more information). In addition, the Performance-Deferred Share Unit (PDSU) Program is subject to a relative total shareholder return (TSR) performance modifier at the end of the three-year performance period, with the possibility of a zero payout if RBC does not meet the performance threshold.

			69

Scenario analysis of compensation programs	✓

Every year, we back-test the compensation of the CEO and Group Executive to assess the alignment of pay and performance. When there are changes to compensation programs, including those in which the CEO and Group Executive participate, we also perform scenario analyses to assess how they might pay out under various RBC performance scenarios.

			72–73

Human resources committee discretion	✓	The human resources committee may use its informed judgment when recommending final compensation awards to the board to ensure outcomes appropriately reflect risk and any unexpected circumstances that may arise during the year.	77

Compensation governance and risk management

Governance oversight	✓	The human resources committee assists the board in carrying out its compensation oversight responsibilities, including the compensation of the CEO and Group Executive.	65

Say-on-pay vote	✓	We offer shareholders a non-binding advisory vote on our approach to executive compensation. In 2022, 94.7% of shareholder votes were in favour of our approach to compensation.	7

External independent advice	✓

The human resources committee engages an independent compensation advisor to provide an external perspective of market best practices related to compensation design and governance, and objective advice on the compensation for the CEO and Group Executive in the context of RBC’s performance and the market.

			66–67

Alignment with FSB Principles and Implementation Standards	✓	Our approach to compensation risk management is consistent with the Financial Stability Board’s (FSB) Principles and Implementation Standards.	69

Forfeiture and clawback provisions	✓	To effectively balance risk and reward, forfeiture and clawback provisions address situations where employees engage in misconduct, or conduct business activities inappropriately, or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.	68

Anti-hedging policy	✓	To maintain appropriate alignment between individual employees and shareholder interests, we prohibit employees from hedging the value of their equity-based compensation.	68

Performance cycles align with risk time horizon	✓	To align executive compensation with the risk time horizon and to motivate executives to create long-term value, executives are required to defer a significant portion of their variable compensation to meet minimum share ownership guidelines.	69

Royal Bank of Canada

Executive compensation

Compensation governance and risk management (continued)			Page

Post-retirement equity ownership	✓	The CEO and Group Executive must maintain a minimum level of equity ownership that extends into retirement for 24 and 12 months, respectively, ensuring their interests continue to align with shareholders’ interests.	78

Incentive plan caps	✓	We cap the annual variable Short-Term Incentive (STI) Program at 2 times target and the PDSU Program at 1.25 times target.	74–75

Talent management and succession planning	✓	The human resources committee and the board oversee a comprehensive approach to talent management and succession planning to drive short-, medium-, and longer-term performance.	62

Double trigger change of control	✓	Equity awards vest on an accelerated basis only in situations where there is a “double trigger”.	96

Competitive compensation program

Peer group criteria and application	✓

We use a core comparator group of Canadian financial institutions to establish competitive target compensation levels. We also use a reference comparator group of financial institutions outside Canada to provide additional context in setting the target pay of the CEO. We adjust payouts of mid-term incentive awards based on our three-year TSR performance relative to our global performance peer group.

			71, 75

Opportunity to receive annual bonuses in deferred share units	✓	To enhance alignment with shareholder interests, executives may elect to receive all or a portion of their annual STI award in deferred share units, redeemable only upon retirement, resignation or termination of employment.	78

Royal Bank of Canada

Executive compensation

Compensation governance

Our board is responsible for overseeing RBC compensation principles, policies, programs and decisions. The human resources committee, which is comprised of independent directors, supports the board in fulfilling these responsibilities and is advised by an external independent compensation advisor.

The following chart illustrates our compensation governance structure:

1	The CRMOC is a senior management committee; members include the CHRO, CRO, CFO, and Senior Vice President, Compensation and Benefits.

Royal Bank of Canada

Executive compensation

Human resources committee

The board recognizes the importance of appointing knowledgeable and experienced individuals who have the necessary background in executive compensation, risk and talent management to fulfil the human resources committee’s obligations to the board and shareholders. All members of the human resources committee have significant experience in these areas as senior management of complex organizations and through their prior and current membership on the human resources or risk committees of the RBC board and compensation and risk committees of the boards of other large and complex organizations. The human resources committee assists the board in carrying out compensation oversight responsibilities by:

•	reviewing compensation polices and major compensation programs

•	meeting with the CRO to ensure program design and payouts align with sound risk management principles and practices

•	overseeing compensation risk management by reviewing and recommending for board approval the compensation of the CEO, Group Executive and other MRTs

•	reviewing and recommending for board approval the pension plan funding and design changes for the bank and participating subsidiaries, and

•	ensuring compliance with legal and regulatory requirements.

In addition, the human resources committee oversees key talent management and human resources strategies and practices, including employee engagement, diversity and inclusion, and health and wellness.

In fiscal 2022, Mr. Vandal, chair of the human resources committee, served on the risk committee. In addition, members of the human resources committee – Ms. Turcke, Ms. van Kralingen, Mr. Daruvala, Mr. Vettese (chair of the audit committee) and Mr. Yabuki – also served on the audit committee. This cross-membership of committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

In 2022, the human resources committee held a joint meeting with the risk committee to provide oversight of and consider the relationship between risk and compensation as well as alignment of variable compensation with potential and realized risks and economic performance, as well as a joint meeting with the governance and audit committees to discuss the bank’s purpose-driven approach to environmental, social and governance (ESG) and its organizational structure with respect to ESG and controls around ESG reporting.

Independent advice

The human resources committee has benefited from the advice of an external independent compensation advisor with deep expertise in the area of executive compensation for many years. The human resources committee has retained Frederic W. Cook & Co., Inc. (FW Cook) for this purpose since 2015. In fiscal 2022, aligned with sound governance practices, the human resources committee initiated a formal review process evaluating independent compensation advisory firms, including assessing their depth of experience and financial services expertise. Upon completion of its review, the human resources committee retained FW Cook to continue as its independent advisor. FW Cook has no ties to members of the human resources committee or management that could jeopardize its independence, and it maintains policies and procedures designed to prevent conflicts of interest. The advisor’s role includes:

•	advising on executive compensation and governance trends in Canada, the U.S. and internationally

•	annually reviewing the design of major compensation programs to ensure they remain market-competitive and aligned with shareholder interests and sound risk management principles

•	advising on the appropriate level of target compensation for the CEO and Group Executive

•	advising on CEO and Group Executive compensation based on individual, business segment and RBC’s overall performance

•	conducting CEO pay-for-performance analyses relative to the core and reference comparator groups, and

•	reviewing compensation-related materials prepared by management in advance of the human resources committee meetings and highlighting potential issues to the human resources committee chair.

The human resources committee chair meets with the advisor before committee meetings where compensation is discussed to obtain the advisor’s independent views and advice on management’s recommendations. The human resources committee also meets with the advisor without management present at every committee meeting where compensation is reviewed.

In its assessment of FW Cook’s independence, the human resources committee considered all factors relevant to providing independent advice to the human resources committee, and reviewed other services performed for RBC by FW Cook and the proposed fees for those services. The human resources committee was satisfied that, based on this review and given the nature and value of the other services provided, the provision of other services by FW Cook did not impact its ability to act as an independent resource for the human resources committee.

Royal Bank of Canada

Executive compensation

The total fees paid by RBC to FW Cook for its services in 2022 represented less than 0.5% of their global revenue.

The table below shows the fees paid to the advisor over the last two years:

Year		Executive compensation- related fees[1]	All other fees[2]
2022[3]	FW Cook	$224,817	$104,268
2021[3]	FW Cook	$162,566	$52,361

1	As independent advisor to the human resources committee.
2

In each of the last two years, the board of directors of City National Bank engaged FW Cook to conduct a compensation risk assessment of City National Bank’s incentive programs. These amounts represent fees paid to FW Cook for this work.

3	All fees have been converted to Canadian dollars using the average annual foreign exchange rate of US$1.00=C$1.2920 for fiscal 2022 and US$1.00=C$1.2563 for fiscal 2021.

Compensation risk management

Our compensation risk management policies and practices, as summarized below, are aimed at ensuring compensation aligns with the short-, medium- and long-term interests of our shareholders as well as regulatory guidance.

Adherence to RBC policies and processes, including the Code of Conduct, is taken into account in determining performance-based compensation. The board and management also consider potential risks associated with compensation arrangements, as well as risk accountabilities and ethical behaviour, as part of performance evaluations and compensation decisions.

Together with the CHRO, the CRO and CFO play key roles in managing compensation risk at RBC, including several of the practices described in this section. The CFO provides oversight regarding performance, metrics and target setting, as well as overall financial soundness of compensation program spending, and is a member of the CRMOC described on page 65.

The CRO is also a member of the CRMOC, and meets with the human resources committee on a regular basis to report on key risk issues that the human resources committee should consider in determining variable compensation. The CRO’s role in managing compensation risk is further described on page 68. Annually, the human resources and risk committees hold a joint session to discuss compensation risk management practices and other areas of shared oversight.

As set out in the Code of Conduct and in the Enterprise Culture and Conduct Risks Framework, all employees have an important role in promoting a risk-aware culture built on our values. We have embedded these values across all of our talent practices. The governance committee oversees the bank’s management of culture and conduct, including breaches of the Code of Conduct, and meets on a regular basis with the CHRO, CRO, Chief Legal Officer and Chief Compliance Officer to review progress on programs that strengthen enterprise culture and conduct practices.

Compensation Risk Management Policy

Purpose

•  To set out the compensation risk management policy and practices for RBC. The policy is guided by the FSB Principles and Implementation Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance and leading best practices.

Key features (applies to all employees)

The policy outlines:

•  the proportion of variable compensation that will be paid under deferral arrangements for executives and employees whose professional activities may have a material impact on the risk profile of RBC

•  that deferred compensation should be awarded in equity or equity-linked instruments to executives and MRTs, and

•  that compensation awarded to employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee, to ensure their independence.

Alignment of compensation with risk and performance outcomes

Purpose	• To enable the board to make adjustments for risk and performance to entire programs, business segments within a compensation program and groups of, or individual, MRTs.

Royal Bank of Canada

Executive compensation

Alignment of compensation with risk and performance outcomes (continued)

Key features (applies to all major compensation programs and MRTs)

•  To assist the human resources committee in determining whether compensation awards require a risk or performance adjustment, the CRMOC reviews the compensation program pool calculations to identify significant items that impact the results for the period. This process includes reviewing key financial measures, including net income and ROE, taking into account the cost and quantity of capital.

•  The CRO monitors a number of risk factors to ensure compensation decisions consider risks undertaken. The review considers risk factors that may not have been reflected in current financial performance, but could be sufficiently significant to justify adjustments to variable compensation for groups or individuals. Where warranted, the CRO will recommend adjustments for risk to the CRMOC and the human resources committee. The CRO’s assessment of these risk factors[1] includes the risk profile for RBC and the individual business segments compared to their risk appetite, the risk exposure by risk type compared to established limits and appetite, the strength of the control environment and the potential impacts of emerging risks.

•  The effectiveness of our culture and conduct risk practices is assessed through internal monitoring, employee engagement surveys, external benchmarking against peer practices and regulatory guidance.

•  Mid- and long-term incentives granted to MRTs, including the CEO and Group Executive can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk, or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and Group Executive are at the discretion of the human resources committee and subject to the board’s approval.

Enhanced compensation risk practices for material risk takers

Purpose

•  To identify MRTs and monitor their conduct regarding risk accountabilities and ethical behaviours with possible compensation implications for risk events. This process includes monitoring for breaches of the Code of Conduct and other policies, risk limits and delegated authorities.

Key features

•  These practices ensure risk management accountabilities are appropriately reflected in MRT mandates, performance goals and compensation awards. They are designed to ensure that variable compensation outcomes properly reflect RBC risk management policies, take into account risk events and conduct, and do not drive risk-taking in excess of the bank’s risk appetite.

•  Compensation arrangements for MRTs including the CEO and Group Executive are subject to the CRO risk assessment.

Forfeiture and Clawback Policy

Purpose

•  To assist in effectively balancing risk and reward by addressing situations where employees engage in misconduct, or conduct business activities inappropriately or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.

Key features (applies to all employees who receive share-based compensation)

•  Enables RBC to recoup incentive awards that have been paid or have vested and to cancel unvested mid- and long-term incentive awards to executives, such as the CEO, Group Executive and other MRTs, for situations involving misconduct, including non-compliance with applicable laws and regulations, accounting fraud or failure to follow internal policies and procedures.

•  A financial restatement trigger permits RBC, subject to the board’s discretion, to recoup incentive awards that have been paid or have vested and to cancel unvested mid- and long-term incentive awards for the CEO and Group Executive in excess of the amount that would have been received under the restated financial statements.

•  If RBC terminates an employee for cause, the employee, subject to applicable laws, forfeits all previously awarded unvested mid- and long-term incentive awards under the performance-based incentive programs.

Restrictions on trading and hedging RBC securities

Purpose	• To maintain the alignment of employee and shareholder interests.

Key features (applies to all employees)

RBC employees and contract workers are prohibited from hedging the value of their equity-based compensation by:

•  selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale)

•  directly or indirectly buying or selling a call or put option on RBC securities, subject to certain limited exceptions for employees of RBC subsidiaries, or

•  entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

1	See the Enterprise risk management section on pages 61 to 64 of the 2022 Annual Report for a list of the major risk types identified and the structures and processes to manage them.

Royal Bank of Canada

Executive compensation

Alignment with the FSB Principles and Implementation Standards

Our approach to compensation is consistent with the FSB Principles and Implementation Standards, our principal regulators’ expectations and industry best practices for assessing conduct.

FSB Principles	Compensation practices at RBC

The board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for overseeing and making decisions on the compensation principles, policies and programs, including the management of compensation risk.

The board monitors and reviews the compensation system to ensure it operates as intended	✓

The board, with the support of the human resources committee, monitors and reviews the compensation system to confirm alignment with RBC risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual levels.

✓

The human resources committee meets with the CRO bi-annually to review our risk profile relative to our risk appetite to ensure we are appropriately reflecting significant risks in our compensation outcomes.

Independence of the employees responsible for key financial and risk control activities	✓	Compensation for employees responsible for key financial and risk control activities (risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.

Compensation is adjusted for current and potential risks	✓	The human resources committee considers potential adjustments to compensation payouts, guided by the CRO’s review of a number of risk factors as described on page 68.
✓

At the individual level, performance-based compensation of MRTs may be reduced, if warranted, following a review of their adherence to risk management and compliance policies, including the Code of Conduct.

Compensation outcomes are commensurate with risk outcomes	✓

Our pay-for-performance principle ensures incentives are in line with performance and risk outcomes.

-  Performance-based incentive pools are based on RBC net income, business segment net income, or a combination of both.

-  Final payouts for PDSUs are subject to a performance modifier, which has the potential to increase or decrease awards by up to 25%, with the possibility of a zero payout if the performance threshold is not met or at the board’s discretion.

-  Awards may be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk, or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of the grant.

-  The Forfeiture and Clawback Policy as described on page 68 covers the CEO and Group Executive and all other employees who receive equity-based compensation.

Compensation payout is sensitive to the time horizon of risks	✓

To align compensation with the risk time horizon and motivate executives to create longer-term value, a significant portion of their variable compensation must be deferred (at least 70% for the CEO, at least 65% for Group Executive and at least 40% for other MRTs), with a vesting period of three or four years.

	✓	Executives are required to maintain a minimum level of share ownership. Share ownership requirements extend into retirement for the CEO and Group Executive as described on page 78.

The mix of cash, equity and other forms of compensation is consistent with the risk time horizon	✓	The deferral of a significant portion of pay at risk is required to align compensation with the risk time horizon and to motivate executives to create long-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

Royal Bank of Canada

Executive compensation

Independent review of compensation programs and practices

Each year, RBC Internal Audit conducts an independent review of compensation programs and practices for alignment with the FSB Principles and Implementation Standards and other regulatory guidance. The Chief Audit Executive provided their opinion to the human resources committee in May 2022 on the results of the review for fiscal 2021, which included a satisfactory rating on our key compensation practice and operations. Internal Audit’s opinion was based on results of work performed on all regional entities.

Compensation decision-making

Compensation decisions are guided by our compensation philosophy and principles, as described on page 61. The following illustration provides an overview of our annual process for determining and back-testing compensation for the CEO and Group Executive:

1. Establishing target compensation levels

To ensure our compensation programs remain market-competitive, we annually review the program design and pay levels of other financial institutions that are our primary competitors for talent. The human resources committee’s external independent compensation advisor, FW Cook, analyzes market information and assists the committee in determining the appropriate benchmark compensation comparator groups for the CEO and Group Executive. We also obtain market information from public disclosures and a number of other external consulting firms, including McLagan and Willis Towers Watson.

Compensation comparator groups

The human resources committee reviews and approves a core comparator group for compensation comparison purposes as well as a reference comparator group shown below to provide additional context in establishing the CEO’s target pay. As part of its review of the comparator groups, the human resources committee considers our business profile (size, business mix and scale of operations outside Canada), our international growth strategy and the associated talent requirements. In 2022, FW Cook also conducted a broader industry compensation analysis to compare Mr. McKay’s compensation with the 20 largest publicly traded companies in Canada.

Royal Bank of Canada

Executive compensation

Core comparator group

The board uses a core comparator group of Canadian financial institutions to benchmark target compensation for the CEO and Group Executive. The core comparator group has remained unchanged since fiscal 2012. The following table summarizes the selection criteria for the core comparator group and the resulting list of companies:

Selection criteria

Head office location

•  Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

•  Primary competitors for talent

•  Meet criteria for at least one of the following measures (generally half to two times RBC): revenue, assets, net income or market capitalization

Core comparator group

Canadian financial institutions

•  Bank of Montreal

•  The Bank of Nova Scotia

•  Canadian Imperial Bank of Commerce

•  Manulife Financial Corporation

•  Sun Life Financial Inc.

•  Toronto-Dominion Bank

Reference comparator group for CEO pay

The board uses the reference comparator group to provide additional context in setting the target pay of the CEO. The reference comparator group was last updated in 2020. The following table summarizes the selection criteria for the reference comparator group and the resulting list of companies:

Selection criteria

Head office location

•  Outside Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

Relevant with respect to:

•  Size

•  Business mix

•  Scale of operations outside home country

•  Financial condition

Reference comparator group

U.S. banks

•  JPMorgan Chase & Co.

•  Morgan Stanley

•  PNC Financial Services Group, Inc.

•  U.S. Bancorp

•  Wells Fargo & Company

Others

•  Barclays PLC

•  Credit Suisse Group AG

•  Westpac Banking Corporation

The following table summarizes how we rank on size-based selection criteria1 relative to each group:

1	Information is from public filings for the most recently reported four quarters, available as of December 31, 2022; market capitalization is as of October 31, 2022.
2	Employees (full-time equivalent) (FTE).

CEO and Group Executive target setting

Each year, based on an in-depth review of target compensation for the CEO and Group Executive, the human resources committee recommends and the board approves compensation targets for the next fiscal year1. The human resources committee considers the scope of respective roles, progress in demonstrating key leadership capabilities, competitiveness of compensation relative to the core comparator group, as well as advice from its external independent compensation advisor, FW Cook.

1

Beginning in fiscal 2023, the CEO and Group Executive MTI and LTI programs will include a medium-term climate-based objective related to progress against the strategic priorities of the RBC Climate Blueprint (see page 76 for more information).

Royal Bank of Canada

Executive compensation

As we are the largest of the core comparator companies based on market capitalization, and the second largest based on revenue, net income and total assets, the human resources committee also uses the reference comparator group to provide additional context in establishing the CEO’s target pay.

2. Setting target compensation mix and pay at risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC’s performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation, and applicable regulatory requirements. When an executive is new in their role, we generally take a multi-year approach to transitioning target compensation to the appropriate positioning relative to market comparators. A significant portion of the compensation executives receive is at risk, and a substantial percentage of pay at risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3. Establishing corporate, business segment and individual performance objectives

Early in the fiscal year, the human resources committee recommends, and the board approves, a combination of financial and non-financial performance objectives, as well as specific strategic initiatives. Financial objectives are based on net income relative to targets set for the STI Program using pre-established payout grids. Non-financial objectives include client, risk and strategic objectives for the CEO, which support the achievement of short-, medium- and long-term performance and reflect the view that a multi-faceted approach to performance is in line with the interests of clients, employees, shareholders and other stakeholders.

The CEO establishes financial and non-financial objectives for each Group Executive member, which include client, risk and strategic objectives, and reflect each executive’s role and accountabilities.

4. Evaluating performance relative to objectives

Following the end of the fiscal year, the performance of the CEO and Group Executive is assessed relative to financial and non-financial (client, risk and strategic) objectives. The human resources committee evaluates the performance of the CEO relative to his objectives. The CEO reviews, with the human resources committee, the performance evaluations of Group Executive members based on their established performance objectives.

When there are changes to compensation plan design, scenario analyses are performed to assess how the CEO and Group Executive programs might pay out under different RBC performance scenarios. These analyses help determine whether these programs will pay out as intended, consistent with our pay-for-performance principle, and do not drive risk-taking in excess of our risk appetite. The human resources committee reviews the RBC performance scenarios, which range from poor to exceptional results, to consider the appropriateness of a range of potential outcomes.

A description of the evaluations for the CEO and other NEOs for 2022 can be found on pages 83 to 88.

5. Determining performance-based compensation awards by applying informed judgment

The human resources committee is responsible for recommending for board approval the short-, mid- and long-term incentive compensation awarded to the CEO and Group Executive. In making these decisions, the human resources committee reviews reports on financial and non-financial performance, risk management and external perspectives, including:

•	performance evaluations

•	contributions to the enhancement of long-term shareholder value

•	the CEO’s recommendations for compensation awards for Group Executive

•	RBC’s financial performance relative to peers

•	market compensation information, including the compensation comparator groups

•	the CRO’s report on the alignment of variable compensation pools with potential and realized risks

•	the advice of the human resources committee’s external independent compensation advisor, FW Cook, and

•

select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation and the median annual total direct compensation of all employees, and changes in this comparison over time.

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Executive compensation

After considering these factors, the human resources committee recommends to the board of directors compensation awards for the CEO and Group Executive.

The board believes the use of informed judgment is important when determining final compensation to ensure awards appropriately reflect risk, as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formulas.

A description of the compensation awarded to the CEO and other NEOs for 2022 is available on pages 83 to 88.

6. Back-testing compensation

CEO compensation is back-tested annually. This involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure to confirm that award outcomes are consistent with RBC’s performance (see page 84 for a review of compensation awarded to the CEO over the past five years). The assessment uses the value of the short- and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid- and long-term incentive awards at the date of back-testing. Performance-based incentive awards granted to Group Executive are also back-tested to confirm that award outcomes continue to align with RBC performance.

2022 compensation components

Total direct compensation includes base salary and performance-based incentive awards. The graphs below outline the target compensation mix for the CEO and Group Executive, excluding the CEO and Group Head, RBC Capital Markets (outlined on pages 77 to 78), and the proportion of pay at risk.

Fixed pay		Performance-based awards (pay at risk)						Total direct compensation

Base salary	+	Short-term incentive	+	Mid-term incentive (PDSUs)	+	Long-term incentive (Stock options)	=

Base salary

Base salary reflects each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens their knowledge and expertise. Base salaries may also be adjusted when there is a material change in the compensation levels of comparable roles in the core comparator group.

Performance-based awards

Awards under the short-, mid- and long-term incentive programs are determined based on individual, business segment and RBC’s overall performance. The annual short-term incentive program is cash-based; however, executives have the option to defer all or part of their awards under the Deferred Share Unit (DSU) Program (see page 78 for more information). The mid- and long-term incentive programs are equity-based.

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Executive compensation

Short-, mid- and long-term incentive programs

The table below summarizes the key design features of the short-, mid- and long-term incentive programs, which are applicable to all NEOs except the CEO and Group Head, RBC Capital Markets.

Short-Term Incentive (STI) Program

Overview	Rewards individuals for business segment and RBC’s overall performance, as well as individual contribution.

Form of award	Annual cash bonus

Performance period	12 months

Grant/award determination	Total STI award is based on target total compensation levels established as a percentage of base salary, and performance outcomes relative to financial, client, and risk and strategic objectives, which are added together to determine the actual STI award. Payouts can range from zero to a maximum of 2 times target.

Performance measures	■ ■ ■

Financial (60% weight)

•  RBC net income, or for business segment Group Heads, a combination of RBC net income and business segment net income, relative to targets.

•  Economic and market assumptions used in the planning process are also considered, as well as whether actual conditions differ from those assumptions, to determine whether adjustments are warranted.

Client satisfaction and loyalty (10% weight)

•  Measured using client satisfaction and loyalty results for our retail businesses: Canadian Banking, Wealth Management and Insurance. Industry rankings and awards across all our businesses, including RBC Capital Markets and RBC Investor & Treasury Services, are also considered.

•  The CEO and Group Executive are evaluated against the same index score across business segments.

Risk and strategic (30% weight)

•  RBC, business segment and individual goals relating to risk management, business strategy, environmental sustainability, and social and governance practices.

Payout	Paid following the end of the fiscal year.

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Executive compensation

Mid- and Long-Term Incentive (MTI and LTI) Programs

Overview	Rewards executives for their contribution to medium- and long-term performance and their potential for future contributions, as well as to align with long-term shareholder interests.

	MTI	LTI

Form of award	Performance-deferred share units (PDSUs) (80% of equity incentives granted)	Stock options (20% of equity incentives granted)

Performance period	Three years	Up to ten years[1]

Performance measures at grant

The value of the awards granted may vary from the target based on performance compared to the medium-term financial objectives of diluted earnings per share (EPS) growth, return on equity (ROE) and common equity tier 1 (CET1) ratio.[2]

The value of awards granted may also vary from the target following the CRO’s review of key risk factors to identify significant quantitative and qualitative risks the board should take into account in determining awards.

If required, the CRO will make recommendations to the human resources committee for adjustments (see pages 67 and 68 for more information).

Performance measures at vesting

Common share price performance plus relative TSR (change in common share price plus reinvested dividends paid compared to the global peer group).

The board may make adjustments to awards at vesting relative to the target based on a schedule that increases or decreases the value of awards to a maximum of 25%. Awards will fluctuate in value due to both the application of the modifier and changes in the common share price.

A zero payout will result if (i) the three-year TSR is 9th or 10th of the global performance peer group, and (ii) the three-year average ROE is below the performance threshold (10% for awards granted in 2022).

Common share price performance

Vesting and payout	Awards vest and are paid after three years.	50% vests after three years 50% vests after four years

How we use our global performance peer group
At vesting of PDSU awards, we compare our TSR to that of a global performance peer group approved by the board to determine the performance modifier for payouts under the PDSU Program, as described above. The global performance peer group is comprised of Canadian financial institutions and U.S. and other international banks with a similar business and/or geographic mix to RBC. This is the same global peer group used to measure our relative TSR performance that reflects the market’s perception of our overall performance relative to our peers over the three-year award term.

Global performance peer group
Canadian financial institutions • Bank of Montreal • The Bank of Nova Scotia • Canadian Imperial Bank of Commerce • Manulife Financial Corporation • National Bank of Canada • Toronto-Dominion Bank	U.S. & other international banks • JPMorgan Chase & Co. • Wells Fargo & Company • Westpac Banking Corporation

1

For fiscal 2023, the board has recommended that shareholders approve a resolution to amend the Stock Option Plan to provide for the extension of an option’s expiry date in the event such expiry date falls during an insider trading blackout or shortly thereafter. For more information on the amendment to the Stock Option Plan being proposed for approval by shareholders, please refer to pages 7 and 8.

2	Beginning in fiscal 2023, the value of the awards may be further adjusted based on progress against the strategic priorities of the RBC Climate Blueprint (see page 76 for more information).

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Executive compensation

Environmental, social and governance (ESG) factors in executive compensation

As a global bank, it is important that we identify, understand and respond to the ESG risks and opportunities that matter most to our stakeholders and our business. In support of our Purpose, the board, the human resources committee and our leadership team are fully committed to growing sustainable, vibrant and inclusive communities. Our approach is aligned to our ESG strategic priorities, including climate change, diversity and inclusion, youth success, and financial wellbeing.

We measure the impact of our ESG strategic priorities and signature programs to inform our programming decisions and shape our overarching strategy. We take a disciplined approach to defining these priorities and programs, taking into account the key drivers of economic prosperity and the forces of change that affect those we serve. We work with our partners, focusing efforts on meaningful and impactful opportunities. We leverage our ‘more-than-money’ levers such as thought leadership, the power to connect and convene, and the expertise and involvement of our employees to advance our work.

Aligned with our ESG strategic priorities, we have built in ESG considerations into our design of the executive compensation program to drive leadership accountability in advancing positive change.

Individual performance objectives for executives in our STI program are tied to RBC’s financial performance, client outcomes and contribution to our risk and strategic objectives, including environmental sustainability, and social and governance practices. Our STI program, which includes a 30% weighting on risk and strategic objectives, is highlighted on pages 80 to 82.

We recognize that climate change is an increasingly important consideration for our shareholders and other stakeholders. New for 2023, the executive MTI and LTI programs will include a medium-term climate-based objective related to progress against the strategic priorities of the RBC Climate Blueprint (available at rbc.com/environment). This new climate-focused assessment will operate as an additional incentive for the CEO and Group Executives to accelerate RBC’s progress on these key priorities through innovation and engaging with governments, businesses and individuals to facilitate meaningful global progress towards net-zero over the short, medium and long term.

The introduction of the climate modifier embedded into our MTI and LTI programs gives the board flexibility to make modifications to executives’ MTI and LTI awards taking into consideration their actions supporting our climate strategy. The climate modifier will also align the time horizons of our climate objectives with those of our MTI and LTI programs.

We continue to manage and monitor our performance against our ESG strategic priorities, which we review annually to ensure we are concentrated on areas that are increasingly important to our stakeholders and where we can deliver the highest impact and influence. We examine our interactions, conduct a forward looking assessment of risks to the organization, and monitor priority ESG reporting frameworks, ESG rating agencies, industry trends and independent research. Identifying, managing and incorporating top and emerging risks as part of our process to determine ESG focus areas ensures a forward-looking risk assessment is maintained by management in the course of business development and is part of the execution of ongoing risk oversight responsibilities.

Each year we publish various reports that outline our progress on our ESG strategic priorities and overall ESG performance. For more information, go to rbc.com/community.

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Executive compensation

Potential adjustments to CEO and Group Executive awards

Risk and performance adjustments

The human resources committee and the board may adjust incentive awards from target levels based on the CRO’s recommendations relating to significant external and internal risk factors affecting financial results.

Discretionary adjustments

The board may exercise its discretion to adjust the STI awards to eliminate the impact of items that were not included in the planning process. They may also reduce MTI awards at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends any adjustments to the board for approval.

Why we use these measures of financial performance

STI Program

Net income for RBC and business segments

Relevant across business segments and offers a consistent measure and common focus for all program participants to drive in-year and sustainable growth. Net income provides a comprehensive measure of the overall performance of RBC in the fiscal year and on a comparable-year basis.

MTI and LTI Programs

At grant: Progress against our medium-term financial performance objectives for diluted EPS growth, ROE and capital ratio is considered in determining the grant value relative to target[1].

Diluted EPS growth

Diluted EPS reflects our net income available to common shareholders based on the weighted average diluted number of common shares outstanding for the period. EPS growth is a measure of management’s ability to deliver increased profitability to our shareholders.

ROE

A measure of return on capital invested in our businesses. ROE is calculated as net income available to common shareholders divided by the total average common equity for the period. This measure gauges how efficiently we earn profits on behalf of our shareholders.

Capital ratio

Capital, as measured by our CET1 ratio, is a core measure of our financial strength and is relevant in assessing our performance. A strong capital ratio, along with high returns over the short and longer term, reflects management’s ability to balance risks and returns while providing a prudent cushion to absorb shocks.

At vesting: PDSUs are subject to a relative TSR performance modifier at the end of the three-year performance period.

TSR

TSR aligns with our three strategic goals (see page 58) and represents the most appropriate measure of shareholder value creation. TSR reflects the performance of RBC common shares over a period of time and incorporates the share price change and reinvested dividends paid to common shareholders. Relative TSR is a measure of our TSR compared to that of our peers over a period of time.

Capital Markets Compensation Program

The table below summarizes the key design features of the Capital Markets Compensation Program in which Mr. Neldner participates.

Capital Markets Compensation Program

Performance period	12 months

Bonus pool funding

•   Capital Markets earnings before variable compensation and taxes, which includes cost of funds, provision for credit losses and mark-to-market adjustments and also considers RBC’s overall performance. The resulting compensation ratio is reviewed and may be used to adjust bonus pool funding to reflect market and competitive conditions.

•   The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the CRMOC and makes recommendations to the human resources committee. The human resources committee recommends the bonus pool to the board for approval after considering management’s recommendations.

Individual performance

•   The performance of the CEO and Group Head, RBC Capital Markets is assessed relative to financial objectives, as well as risk and strategic objectives, in a similar manner to other members of the Group Executive. Target compensation levels are not established for the Group Head, as individual incentive awards are discretionary. In establishing compensation levels, the human resources committee also considers the compensation market information for the core comparator group. In addition, the committee considers performance and compensation information of institutions outside Canada for additional context given the breadth and global scope of our Capital Markets business, and it may make adjustments to ensure risk and performance are appropriately reflected in award amounts.

1

Beginning in fiscal 2023, the CEO and Group Executive MTI and LTI programs will include a medium-term climate-based objective related to progress against the strategic priorities of the RBC Climate Blueprint (see page 76 for more information).

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Executive compensation

Capital Markets Compensation Program (continued)

Form of awards (for CEO and Group Head, RBC Capital Markets)	• Cash bonus (35% of variable compensation). • Share-based compensation (65% of variable compensation) comprising PDSUs and stock options. For more information about these awards, see page 75.

Performance adjustments

•   The board may reduce awards at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends and the board approves any adjustments.

•   In the event of misconduct or a material error or misstatement of RBC financial results, financial reporting or financial statements, cash bonuses and mid- and long-term incentive awards may be subject to forfeiture or clawback, as outlined in the Forfeiture and Clawback Policy, which is summarized on page 68.

Voluntary deferral of short-term incentive awards – Deferred Share Unit Program

Key features	DSU Program

Purpose

•   For all executives, the DSU Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%) of the short-term incentive award in RBC DSUs rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.

Determining the number of units

•   The elected portion of the award is converted to DSUs based on the average closing market price of shares on the TSX for the first five trading days in the open window following the fiscal year end. DSUs earn dividend equivalents in the form of additional DSUs as set out in the DSU Program.

Redeeming awards	• When redeemed, DSUs are valued at the average closing price of shares on the TSX for the five trading days immediately preceding the redemption date.

Share ownership requirements

The CEO and Group Executive are required to maintain a minimum level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans and share units held under our equity incentive programs, other than the RBC Stock Option Plan (Stock Option Plan). Employees promoted to RBC executive roles or managing directors in RBC Capital Markets have three years1 to meet the minimum requirement, while those recruited externally have five years. Share ownership information for all NEOs is shown on pages 83 to 88.

RBC	Multiple of the last three years’ average base salary	Post-retirement
CEO	8 x	24 months
Group Executive[1]	6 x	12 months

1	See below for the CEO and Group Head, RBC Capital Markets.

Capital Markets	Multiple of the last three years’ average base salary	+	Multiple of the last three years’ average annual cash bonus	Post-retirement

CEO and Group Head, RBC Capital Markets	2 x	+	2 x	12 months

2022 CEO and other named executive officer incentive awards

The human resources committee evaluates performance taking into account financial and non-financial objectives to assess the overall leadership and performance of the CEO and other NEOs in a comprehensive and balanced way.

The human resources committee and the board approved performance objectives for the STI Program at the beginning of the year to support the achievement of the bank’s strategic goals to be:

•	the undisputed financial services leader in Canada

•	the preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S., and

•	a leading financial services partner valued for our expertise in select global financial centres.

When determining final compensation, the board may apply informed judgment to adjust the value of awards to ensure the awards appropriately reflect risk as well as other unexpected circumstances that arise during the year and eliminate the possibility of unintended outcomes determined solely by formulas.

[1]

If an employee was externally hired within two years of the date that the increased share ownership requirements began to apply, then such employee will have five years from their initial date of hire to reach the minimum level of share ownership.

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Executive compensation

STI Program objectives and results

Financial (60% weight)

RBC
$15,807 million net income down 2% from 2021	✓

Achieved net income of $15,807 million, down 2% from last year. Our earnings reflect lower results in Capital Markets and Insurance, partially offset by higher earnings in Personal & Commercial Banking, Wealth Management, and Investor & Treasury Services. The current year also reflects lower releases of provisions on performing loans.

	✓	For the purposes of determining STI program awards in 2022, there were no adjustments made to 2022 net income in calculating awards relating to financial performance, consistent with the prior year.

Personal & Commercial Banking
$8,370 million net income up 7% from 2021	✓

Achieved net income of $8,370 million, up 7% from last year, primarily attributable to higher net interest income, driven by average volume growth of 9% in Canadian Banking and higher spreads. Higher non-interest income also contributed to the increase. These factors were partially offset by higher provisions for credit loss, and higher staff- and technology-related costs, including digital initiatives.

Wealth Management
$3,144 million net income up 20% from 2021	✓

Achieved net income of $3,144 million, up 20% from last year, mainly due to higher net interest income reflecting higher average volume growth and interest rates as well as higher average fee-based client assets. The impact of a legal provision taken in U.S. Wealth Management (including City National Bank) in the prior year that was partially released in the first quarter of 2022 also contributed to the increase. These factors were partially offset by higher staff-related costs and variable compensation.

Insurance
$857 million net income down 4% from 2021	✓	Achieved net income of $857 million, down 4% from last year, largely due to the impact of lower new longevity reinsurance contracts, partially offset by higher favourable investment-related experience.

Investor & Treasury Services
$513 million net income up 17% from 2021	✓	Achieved net income of $513 million, up 17% from last year, mainly driven by higher revenue from client deposits, partially offset by higher technology-related costs.

Capital Markets
$2,921 million net income down 30% from 2021	✓	Achieved net income of $2,921 million, down 30% from last year, primarily driven by lower revenue in Corporate & Investment Banking, larger releases of provisions on performing assets in the prior year, and lower revenue in Global Markets.

Client (10% weight)

In fiscal 2022, employees across our business have continued to demonstrate their commitment to delivering on our Purpose by supporting clients with empathy and care, differentiated advice, and products and services to help them thrive.

Across our five business segments, client satisfaction levels remained strong throughout 2022, highlighted by numerous industry awards and rankings including:

•	Best in Customer Satisfaction among the big five retail banks in Canada six out of the last seven years (J.D. Power)

•	Highest in Customer Satisfaction with Mobile Banking Apps among the big five retail banks in Canada (J.D. Power)

•	Customer Service Award Winner among the big five retail banks in Canada – recognized in all 11 categories of the 2022 Ipsos Financial Service Excellence Awards, for the second consecutive year

•	Ranked #1 in Canada and #1 Canadian investment bank in the U.S. based on market share (Dealogic), and 9th largest global investment bank based on global investment banking fees (Dealogic)

•	RBC Global Asset Management named TopGun Investment Team of the Year by Brendan Wood International

The efforts of our employees to support clients through a challenging macroeconomic environment this year resulted in a client satisfaction and loyalty result of 100%.

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Executive compensation

Risk and strategic (30% weight)

Risk objectives

Risk management	2022 results

Risk profile within risk appetite	✓	Executed our growth strategy within our risk appetite and actively managed risks to help protect and enable our businesses and provide client support.
	✓	Maintained strong credit ratings (no less than “A” or equivalent).

Strong capital, liquidity and funding	✓	Maintained a strong CET1 ratio of 12.6%[1].
	✓	Strong liquidity and funding ratios while meeting or exceeding regulatory requirements.

Strong internal controls	✓	Achieved predominantly satisfactory regulatory, audit and compliance ratings and enhanced internal controls.
	✓	Maintained an effective internal control environment.

Effective risk culture and conduct	✓	Maintained leader accountability to promote a strong risk-aware culture and conduct-related practices throughout RBC.
✓

Actively managed non-financial and less quantifiable risks (e.g. privacy, third-party, cyber), including reputation, culture and conduct risks, with consideration of environmental, social and governance factors.

Strategy execution objectives

Business strategy	2022 results

Undisputed financial services leader in Canada	✓	Maintained #1 or #2 market share for all key product categories across Canadian Banking.
	✓	Recognized as Best Global Retail Bank and Best Bank for small and medium-sized enterprises (RBI Global retail banking awards).
	✓	RBC Capital Markets maintained #1 market share position in Canada (Dealogic).
	✓	RBC Wealth Management achieved #1 market share for High Net Worth/Ultra-High Net Worth clients in Canada.
	✓	Continue to be the largest retail mutual fund company in Canada based on assets under management (AUM).
	✓	Largest Canadian bank-owned insurance organization on a total revenue basis.

Preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S.	✓	Ranked #1 Canadian investment bank in the U.S., based on market share (Dealogic).
	✓	U.S. Wealth Management, the 6th largest advisory firm by assets under administration (AUA), increased revenue by $1,128 million or 18% from last year.

Leading financial services partner, valued for our expertise in select global financial centres	✓

Joint Bookrunner and Global Coordinator on Definity Financial’s Initial Public Offering (IPO) and Private Placement Agent on its Cornerstone Private Placement, raising proceeds of $2.1 billion, making it the largest IPO in Canadian financial services since 1999.

	✓	Completed acquisition of Brewin Dolphin, increasing our distribution, AUM and client base to position ourselves as the third-largest wealth manager in the U.K.

Create meaningful value for clients	✓	Expanded the Avion Rewards™ loyalty program with METRO Inc., Lowe’s‡, RONA‡ and Réno-Dépôt‡ joining our retail partnerships with Petro-Canada‡, WestJet‡, Rexall‡, DoorDash‡ and more.
	✓	Ownr® launched more than 32,800 new Canadian businesses driving close to 21,600 small business RBC bank accounts this year.
✓	RBCx™ division supported 4,000 tech and innovation clients and in-house ventures like Mydoh™ (used by
100,000+ Canadians), Ownr® (trusted by 85,000+ Canadian businesses) and Dr. Bill® (serving 8,000 physicians).
	✓	Partnered with ICICI Bank Canada to create a seamless banking experience for newcomers in Canada.

	✓	RBC Insurance launched a Workplace Wellness Toolkit designed to support businesses in assessing the wellbeing needs of their employees and creating wellness strategies tailored to the unique goals of their organization.

[1]	This ratio is calculated by dividing CET1 by risk-weighted assets, in accordance with Office of the Superintendent of Financial Institutions’ Basel III Capital Adequacy Requirements guideline.

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Executive compensation

Environmental sustainability	2022 results

Help clients as they transition to net-zero	✓	Released our Sustainable Finance Framework[1], which defines our approach and methodology to classify, track and disclose our performance towards our commitment to provide $500 billion in sustainable finance by 2025.
	✓	Ranked tenth overall and first amongst Canadian banks in Green, Social, Sustainability, and Sustainability-Linked bond volumes by bookrunner in our core currencies[2].
	✓	Leveraged Personal & Commercial Banking’s existing product portfolio to support its clients’ transition to net-zero, including lending such as electric and hybrid vehicles and energy retrofit loans.

✓

Continued to grow Personal & Commercial Banking’s national cleantech practice through RBCx and worked with a number of cleantech ecosystem partners to identify and overcome the hurdles to commercialization of cleantech solutions.

Hold ourselves accountable	✓	Delivered a key milestone in our commitment to achieving net-zero emissions in our lending portfolio by 2050 with the release of our initial 2030 interim emissions reduction targets for lending in three key sectors: oil and gas, power generation and automotive.

✓

Further developed climate analytics capability relating to financed emissions, including improved quality of financed emissions data and advancing on embedding climate factors and data into decision-making.

Inform and inspire a sustainable future	✓	Supported the development and deployment of clean energy technologies through our investment in funds like Evok Innovations Inc., focusing on opportunities in carbon capture use & storage (CCUS), low-carbon fuels, clean energy, grid innovation and mobility.
	✓	Helped to inform national and sector-specific net-zero decarbonization strategies through publication of the New Climate Bargain Report, Climate Conversation podcast, and The Next Green Revolution.

Advance net-zero leadership in our own operations	✓	Signed our second long-term renewable energy Power Purchase Agreement, advancing our goals to reduce emissions from our global operations by 70%[3] and to source 100% of our electricity from renewable and non-emitting sources, both by 2025.

Social and governance practices	2022 results

Support our communities	✓	Provided $154+ million[4] globally through donations and community investments, including nearly $1.9 million to support humanitarian relief efforts in Ukraine and Pakistan, natural disaster response efforts in Canada and the U.S., and in response to local tragedies.
	✓	Provided $65+ million through RBC Future Launch®, reaching over 1.7 million Canadian youth in 2022, and provided support to over 6,000 artists with more than $10 million investment in art organizations in 2022 through RBC Emerging Artists.
	✓	Expanded our Employee Giving Campaign globally, with 81% of RBC employees supporting 9,500+ charities across 28 countries. Together with our retirees, RBC raised $21.8 million.

Build a diverse leadership team and a more inclusive work environment	✓

Recognized as one of the top employers for diversity, young people and professional development by MediaCorp Canada Inc., and for the past four years (2019–2022), RBC has ranked in the Top 25 Global Most Diverse & Inclusive Companies in the Refinitiv Diversity & Inclusion Index.

✓

Continued its progress in diversity and inclusion for Black, Indigenous and people of colour, who represented 31%[5] of new executive appointments, surpassing its goal of 30% for the year[6]. In addition, RBC welcomed 1,500+ summer students across the globe, 52% of whom were Black, Indigenous and people of colour[5].

	✓	Maintained overall Inclusive Experiences score year-over-year, which measures employee sentiment across 3 pillars of inclusion: Psychological Safety, Sense of Belonging, and Trust/Respect.

Create exceptional and engaging employee experiences	✓

Focused on personal and professional growth of employees with an investment of $200 million, including a mid-year 3% salary increase for certain employees[7], enhancements to our defined contribution pension plan and a greater level of family planning benefits for employees in Canada, and more support for career development as well as flexible work arrangements for all employees globally.

	✓	Continued to connect employees to our Purpose. 93% feel they contribute to the bank’s success and 89% are proud to be a part of RBC[8].
	✓	Introduced a new HR management system with self-serve processes and AI-enabled learning and job recommendations to support career growth and enhance employees’ digital experience.
	✓	Named one of the Best Workplaces for Hybrid Work in Canada by Great Place to Work Institute.

1	Sustainable finance refers to financial activities that take into account environmental, social and governance factors.
2	Source: Bloomberg, as at October 31, 2022. Core Currencies include CAD, USD, GBP and AUD.
3

Inclusive of our global operations, Scope 1, 2 (market-based) and 3 (business travel) reported greenhouse gas (GHG) emissions, using a baseline of 2018. Our GHG emissions reporting for fiscal 2022 does not reflect Brewin Dolphin Holdings PLC and its subsidiaries.

4

Includes contributions to non-profits or non-registered charities, employee volunteer grants, community sponsorships, community-benefiting program costs and gifts in-kind for the period of November 1, 2021 to October 31, 2022. Figure does not include brand sponsorships.

5	Based on self-identification.
6

Represents data for our businesses in Canada governed by the Employment Equity Act. A new executive appointment is the appointment of an internal employee or external hire as a first-time Vice President, Senior Vice President or Executive Vice President.

7	Includes employees in Global Grade 09 to 12 positions.
8	Employee Engagement Survey conducted between April 27 and May 11, 2022. Participation rate was 73%.

Royal Bank of Canada

Executive compensation

Social and governance practices (continued)	2022 results

Enable inclusive economic growth	✓	Continued to drive the RBC Black Entrepreneur Business Loan, supporting Black entrepreneurs in Canada as they start, manage and grow their businesses with loans of up to $250,000.
	✓	Acted as a financial advisor to 23 Indigenous communities buying an ownership stake in 7 Enbridge pipelines in Northern Alberta – the largest Indigenous energy partnership transaction in North America, to date.
✓

Launched the BIPOC Emerging Producer Program, providing interim financing for production loans between $100,000 to $500,000, and access to experts by way of our Media and Entertainment Banking Specialists, for Canadian Radio-television and Telecommunications Commission-approved broadcast content with budgets between $500,000 to $2 million.

Prioritize our governance initiatives	✓	Updated our primary enterprise-wide Environmental and Social Risk Policy to reflect our enhanced climate commitments and objectives, and our approach to managing environmental and social risk.

MTI and LTI Program objectives and results

In 2022, we achieved all of our medium-term objectives considered in determining mid- and long-term incentives, as outlined below.

Medium-term objectives	3-year[1]	5-year[1]

Diluted EPS growth of 7%+	8%	8%

ROE of 16%+	16.4%	16.7%

Strong capital ratio (CET1)	12.9%	12.5%

1	Diluted EPS growth is calculated using a compound annual growth rate. ROE and CET1 are calculated using an average.

Maximizing TSR is aligned with our strategic goals discussed on page 58, and we believe it represents the most appropriate measure of shareholder value creation. A medium-term (3- to 5-year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by the macroeconomic backdrop. In 2022, we achieved top-half TSR performance over the medium term, and our 3- and 5-year TSR were higher than the global peer group average over the same periods, which reflects our strong and consistent financial performance.

Annualized TSR vs. peer group	3-year TSR[1]	5-year TSR[1]

Royal Bank of Canada	10% –Top half	9% –Top half

Global peer group average (excluding RBC)	6%	5%

1

The 3- and 5-year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price, plus reinvested dividends for the periods October 31, 2019 to October 31, 2022 and October 31, 2017 to October 31, 2022, respectively.

We review and revise these medium-term objectives as economic, market and regulatory environments change. For 2023, our medium-term financial performance objectives remain unchanged.

Royal Bank of Canada

Executive compensation

CEO performance and compensation

     David McKay

     President and Chief Executive Officer

Mr. McKay is responsible for the overall leadership and management of Royal Bank of Canada and sets the strategic direction to drive leading performance, consistent with the interests of clients, employees, shareholders, and other stakeholders. He is accountable to the board for the development and successful execution of strategy, while maintaining a strong capital position and prudent management of the risk profile of RBC. Mr. McKay’s overall stewardship responsibilities include setting the right tone from above through leadership actions that exemplify RBC values, shaping culture, developing leadership talent and keeping an ongoing focus on innovation and exceptional client experiences within the RBC diversified business model.

STI Program award

The following determines the STI award for the CEO and other NEOs, excluding the CEO and Group Head, RBC Capital Markets:

Financial objectives (60% of STI target)	+	Client objectives (10% of STI target)	+	Risk and strategic objectives (30% of STI target)	+ or –	Risk adjustment/discretion (Impact –100% to +25%)
ê		ê		ê		ê

RBC net income and business segment net income[1]		Client index		• Risk management • Business strategy • Environmental sustainability, and social and governance practices		Adjustments for financial and non-financial risk, including conduct risk, based on assessment of individual, business and external factors

1 The CEO and CFO formula is based on total RBC net income; the Group Heads’ formula is based on the combination of RBC net income and business segment net income.

The human resources committee and the board considered the results, as summarized on page 79 in determining Mr. McKay’s STI award. The committee recommended and the board approved a total STI award for Mr. McKay of $2,992,500, which was 33% above target, down 27% from last year, as described below.

Financial objectives (60%)

•  Based on exceeding the target of $15,223 million for net income under the STI Program, the committee recommended and the board approved an award of $1,755,000 relating to financial performance. For a summary of results, refer to page 79.

•  There were no adjustments made to 2022 net income in calculating the award relating to financial performance, consistent with the prior year.

Client objectives (10%)	• The committee recommended and the board approved an award of $225,000 relating to client satisfaction and loyalty results that achieved objectives. For a summary of results, refer to page 79.

Risk and strategic objectives (30%)

•  Overall, the committee and the board determined that RBC achieved the risk and strategic objectives, including key accomplishments relating to environmental sustainability, and social and governance practices. For a summary of results, refer to the scorecard summary on pages 80 to 82.

•  The committee recommended and the board approved an award of $1,012,500 for Mr. McKay’s achievements relative to these objectives.

Risk adjustment/ discretion

•  The CRO considered the degree to which risk was fully reflected in the financial results for compensation purposes. On the advice of the human resources committee, the board of directors confirmed that no risk or other discretionary adjustments were required to the STI award.

Royal Bank of Canada

Executive compensation

MTI and LTI Program awards

In considering the MTI and LTI awards for Mr. McKay, the human resources committee assessed the bank’s 2022 progress relative to our medium-term objectives, which reflects the bank’s resilience and stability in capital and liquidity positions and its commitment to creating long-term value for our shareholders during a time of widespread economic and market uncertainty.

The committee recommended and the board approved MTI and LTI awards totaling $10,762,500 granted in the form of PDSUs (80%) and stock options (20%). These MTI and LTI awards were 5% above target and 9% above last year, reflecting Mr. McKay’s continued effective leadership in driving strong performance against our medium- and long-term objectives by returning profits to shareholders and by maintaining a robust capital position which will provide the foundation to deliver sustainable growth for the long term. The committee confirmed that no risk adjustments were required to the MTI and LTI awards, based on the CRO’s review.

2022 total direct compensation

Mr. McKay’s 2022 total compensation is $15,255,000, which is 9% above his target of $14,000,000 and down 2% from 2021.

	2022 actual ($)		2022 target ($)	2021 actual ($)	2022 actual pay mix

Base salary	1,500,000		1,500,000	1,500,000
STI award[1]	2,992,500		2,250,000	4,095,000
MTI and LTI awards
PDSUs	8,610,000		8,200,000	7,920,000
Stock options	2,152,500		2,050,000	1,980,000
Total	10,762,500		10,250,000	9,900,000
Total variable compensation	13,755,000		12,500,000	13,995,000
Total direct compensation	15,255,000	[2]	14,000,000	15,495,000

1 Net Income after taxes (NIAT) payout (60% of STI award) is based on RBC NIAT. 2 In 2022, 78% of pay at risk was deferred.

2023 target compensation

In 2021, the human resources committee conducted a comprehensive review of Mr. McKay’s target total direct compensation and the board approved a 2022 target of $14,000,000. Mr. McKay’s 2023 target compensation will remain unchanged.

CEO compensation compared to realized and realizable pay over time

The table below compares the compensation awarded to the CEO over the past five years with the value realized or realizable as of December 31, 2022. We also compare the compensation values to the value received by shareholders, which is indexed at $100 to show a meaningful comparison.

Year	Total direct compensation awarded[1] ($ millions)	Value as of December 31, 2022 ($ millions)			Period	Value of $100
		A Realized pay[2]	B Realizable pay[3]	A+B=C Current value		To CEO[4] ($)	To shareholders[5] ($)

2018	13.5	16.5	4.1	20.6	10/31/17 to 12/31/22	152	154

2019	12.8	15.3	2.8	18.1	10/31/18 to 12/31/22	142	156

2020	12.4	2.9	12.9	15.8	10/31/19 to 12/31/22	128	135

2021	15.5	5.6	8.1	13.7	10/30/20 to 12/31/22	88	147

2022	15.3	4.5	8.3	12.8	10/29/21 to 12/31/22	84	103

					Average	119	139

1  Reflects total direct compensation (salary and variable compensation) awarded at year end in respect of performance during the year.

2  Realized pay is the sum of the salary, cash incentive, payout value of share units granted during the period, dividend equivalents paid and the value of options exercised during the period.

3  Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of options outstanding.

4  Represents the actual value to the CEO for each $100 awarded in total direct compensation for the fiscal year indicated, as of December 31, 2022 for each period.

5  Represents the value of a $100 investment in RBC common shares made on the first day of the period indicated, assuming the dividends are reinvested.

Share ownership

Values are based on $126.05, the closing price of RBC common shares on the TSX on October 31, 2022, the last trading day of the fiscal year.

PDSUs ($)	RSUs[1] ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)

26,798,210	–	2,558,157	5,584,362	8 x average salary	34,940,729 (23.3 x average salary)
1 RBC share units.

Royal Bank of Canada

Executive compensation

Performance and compensation of other named executive officers

A detailed description of the results relative to financial, client and risk and strategic objectives for the NEOs is provided on pages 79 to 82.

     Nadine Ahn

      Chief Financial Officer

As Chief Financial Officer, Ms. Ahn is responsible for Finance, Taxation, Performance Management, Investor Relations, Corporate Treasury, and Corporate Development. Together with other members of the Group Executive, she is responsible for setting the overall strategic direction of RBC. In addition, Ms. Ahn chairs RBC’s Asset-Liability Committee. Ms. Ahn assumed the role of CFO effective November 1, 2021.

2022 performance highlights

• Delivered strong capital ratios, driven by timely insightful analytics and a prudent risk strategy.

• Executed on priority investment opportunities to drive strategic growth through portfolio reviews.

• Supported talent enablement by building diverse and inclusive teams. Continued Networking and Mentoring circles for advancement and promotion of diverse talent, targeting Black, Indigenous and people of colour, and female employee sponsorship.

• Developed ESG disclosure policy and hosted an Investor Relations-led, CEO-fronted Climate Roadshow to highlight our climate journey and as part of our investor outreach.

2022 STI, MTI and LTI awards

The human resources committee recommended and the board approved an STI award of $930,000, an MTI award of $1,386,000 and an LTI award of $346,500.

      Total direct compensation

	2022 actual ($)		2022 target ($)	2022 actual pay mix

Base salary	600,000		600,000
STI award[1]	930,000		750,000
MTI and LTI awards
PDSUs	1,386,000		1,320,000
Stock options	346,500		330,000
Total	1,732,500		1,650,000
Total variable compensation	2,662,500		2,400,000
Total direct compensation	3,262,500	[2]	3,000,000

1 NIAT payout (60% of STI award) is based on RBC NIAT. 2 In 2022, 65% of pay at risk was deferred.

Share ownership Values are based on $126.05, the closing price of RBC common shares on the TSX on October 31, 2022, the last trading day of the fiscal year.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)

1,386,806	–	–	471,207	6 x average salary	1,858,013 (4.5 x average salary)[1]
1 Employees promoted to RBC executive roles have three years to meet the minimum share ownership requirement.

Royal Bank of Canada

Executive compensation

     Derek Neldner

      CEO and Group Head, RBC Capital Markets

As CEO and Group Head of RBC Capital Markets, Mr. Neldner has global oversight of the Capital Market business and together with the Capital Markets Operating Committee, he sets the overall strategy for Corporate & Investment Banking and Global Markets activities conducted by its employees worldwide.

2022 performance highlights

• Successfully extended #1 market share position in Canada and ranked as #1 Canadian investment bank in the U.S. and #9 Investment Bank globally based on global investment banking fees (Dealogic).

• Captured #1 market share for the first time in Canadian equities electronic trading, and the roll-out of new electronic platforms across asset classes accelerated under Digital Solutions and Client Insights.

• Increased market share across geographies, products and 7 of 10 sectors in a challenging environment, with strong growth in advisory products and record revenue in mergers and acquisitions, Corporate Equity Derivatives, and Risk Solutions.

• Refreshed the Global Markets strategy to deliver holistic client service, providing trusted solutions and execution, leveraging origination and financing, enabled by digital offerings.

• Advanced our diversity and inclusion strategy and improved representation of diverse talent.

Performance-based incentive awards

Mr. Neldner participates in the Capital Markets Compensation Program (see pages 77 to 78 for more information on this program). Individual performance is based on financial results as well as risk and strategic objectives. Mr. Neldner’s incentive awards are discretionary.

The human resources committee recommended and the board approved incentive compensation of $7,800,000, and allocated as follows: 35% cash ($2,730,000); 52% performance-deferred share units ($4,056,000); and 13% stock options ($1,014,000).

      Total direct compensation

	2022 actual ($)		2021 actual ($)	2022 actual pay mix

Base salary	700,000		700,000
Performance-based incentive awards
Annual incentives	2,730,000		3,220,000
PDSUs	4,056,000		4,784,000
Stock options	1,014,000		1,196,000
Total	7,800,000		9,200,000
Total direct compensation	8,500,000	[1]	9,900,000

1 In 2022, 65% of pay at risk was deferred. Share ownership Values are based on $126.05, the closing price of RBC common shares on the TSX on October 31, 2022, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement

9,709,043	2,115,145	5,152,159	1,778,393	2 x average salary and cash bonus	18,754,740 (5.2 x average salary and cash bonus)

Royal Bank of Canada

Executive compensation

    Douglas Guzman

     Group Head, RBC Wealth Management, RBC Insurance and RBC Investor & Treasury Services

As Group Head, RBC Wealth Management, RBC Insurance, and RBC Investor & Treasury Services, Mr. Guzman leads the RBC businesses that serve the wealth management needs of affluent and high net worth clients globally, and the teams that provide asset management and trust products. He also oversees RBC Insurance, which provides a wide range of insurance, wealth and reinsurance products and solutions to individual, business and group clients, and RBC Investor & Treasury Services, which provides custody, treasury and financing services for institutional clients globally. As of February 1, 2022, Mr. Guzman assumed responsibility of City National Bank and Wealth Management U.S.

2022 performance highlights

• Wealth Management Canada maintained #1 market share in Canadian mutual fund, and RBC® iShares strategic alliance maintained #1 market share in Canadian exchange-traded funds.

• RBC GAM investment teams continued to integrate material[1] ESG factors into their investment decisions for applicable types of investments[2].

• Continued to enhance digital and data capabilities to drive increased client satisfaction and advisor productivity.

• Led the acquisition of Brewin Dolphin, increasing our distribution, AUM and client base to position ourselves as the third-largest wealth manager in the U.K.

2022 STI, MTI and LTI awards

In respect of Mr. Guzman’s role as Group Head, RBC Wealth Management, RBC Insurance and RBC Investor & Treasury Services, the human resources committee recommended and the board approved an STI award of $1,045,625, an MTI award of $4,557,000 and an LTI award of $1,139,250.

     Total direct compensation

	2022 actual ($)		2022 target ($)	2021 actual ($)	2022 actual pay mix

Base salary	700,000		700,000	700,000
STI award[1]
STI cash	1,045,625		875,000	1,305,985
STI deferred[2]	—		—	157,890
Total	1,045,625		875,000	1,463,875
MTI and LTI awards
PDSUs	4,557,000		4,340,000	3,014,000
Stock options	1,139,250		1,085,000	753,500
Total	5,696,250		5,425,000	3,767,500
Capital Markets bonus[3,4,5]	—		—	2,100,000
Total variable compensation	6,741,875		6,300,000	7,331,375
Total direct compensation	7,441,875	[6]	7,000,000	8,031,375

1  NIAT payout (60% of STI award) is based on 45% business NIAT and 15% RBC NIAT.

2  In 2021, D. Guzman deferred a portion of his STI into DSU to meet the deferral arrangement of 65% of variable compensation.

3  40% of the Capital Markets bonus allocation was deferred.

4  Capital Markets bonus is determined by business and individual performance as described on page 77 and 78. Incentive awards are discretionary.

5  Effective fiscal 2022, Capital Markets bonus was transitioned to MTI and LTI.

6  In 2022, 85% of pay at risk was deferred.

Share ownership Values are based on $126.05, the closing price of RBC common shares on the TSX on October 31, 2022, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement

13,062,541	157,660	18,225,847	693,774	6 x average salary	32,139,822 (45.9 x average salary)

1

“Material” refers to ESG factors that in our judgment are most likely to have an impact on the financial performance of an issuer/security and may depend on different factors such as the sector and industry of the issuer.

2	Certain investment strategies or asset classes do not integrate ESG factors, including but not limited to money market, passive and certain third-party sub-advised strategies.

Royal Bank of Canada

Executive compensation

      Neil McLaughlin

      Group Head, Personal & Commercial Banking

As Group Head, Personal & Commercial Banking, Mr. McLaughlin is responsible for developing and executing the integrated strategy for RBC banking businesses. RBC banking businesses include personal and commercial financial services, credit cards and payments, and digital solutions, as well as sales and branch distribution, operations and advice centres. Personal & Commercial Banking provides a broad suite of financial products and services to individual and business clients across Canada, the U.S. and the Caribbean. As of November 1, 2021, he assumed responsibility for RBC Ventures, the innovation and development group focused on re-imagining the role RBC plays in clients’ lives now and for the future.

2022 performance highlights

• Evolved the branch network by opening new format branches and upgrading existing locations for enhanced client experience, allowing clients to engage in deeper conversations with our advisors and enabling them to complete more transactions digitally.

• Continued to invest in solutions to simplify, digitize and automate experiences for clients and employees, such as our market-leading MyAdvisor® personalized planning capability.

• Leveraged our existing product portfolio to support our clients’ transition to net-zero, including lending such as electric and hybrid vehicles and energy retrofit loans, and ESG investment products, including market-linked ESG GIC, and InvestEase® responsible investing portfolio.

• Among Canada’s big five retail banks, recognized in all 11 2022 Ipsos Financial Service Excellence Awards and, by J.D. Power, ranked best in Customer Satisfaction six out of the last seven years and, in 2022, ranked highest in Customer Satisfaction with Mobile Banking Apps.

2022 STI, MTI and LTI awards

The board approved an STI award of $1,379,063, an MTI award of $3,202,500 and an LTI award of $800,625, for total variable compensation of $5,382,188.

      Total direct compensation

	2022 actual ($)		2022 target ($)	2021 actual ($)	2022 actual pay mix

Base salary	750,000		750,000	750,000
STI award[1]	1,379,063		937,500	1,678,125
MTI and LTI awards
PDSUs	3,202,500		3,050,000	3,355,000
Stock options	800,625		762,500	838,750
Total	4,003,125		3,812,500	4,193,750
Total variable compensation	5,382,188		4,750,000	5,871,875
Total direct compensation	6,132,188	[2]	5,500,000	6,621,875

1  NIAT payout (60% of STI award) is based on 45% business NIAT and 15% RBC NIAT.

2  In 2022, 74% of pay at risk was deferred.

Share ownership

Values are based on $126.05, the closing price of RBC common shares on the TSX on October 31, 2022, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement

10,017,262	–	–	1,089,000	6 x average salary	11,106,262 (14.9 x average salary)

Royal Bank of Canada

Executive compensation

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming the dividends are reinvested) from October 31, 2017 to October 31, 2022 with the cumulative total return of the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index over the same time period. Total compensation represents the approved aggregate compensation for the NEOs as reported in each year’s management proxy circular. The NEO total compensation is aligned to the multi-year profile of shareholder return and market indices.

Cost of management ratio

We use cost of management ratios to show how corporate performance compares to compensation awarded to NEOs. The following chart shows the link between RBC performance (as a percentage of RBC net income) and total compensation for the CEO and other NEOs, as reported in the summary compensation table for the five-year period that ended October 31, 2022.

Royal Bank of Canada

Executive compensation

Executive compensation tables

Summary compensation table

The salaries shown may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year. All information in this section is for the fiscal years ended October 31st of 2022, 2021 and 2020 unless otherwise noted, and complies with the requirements of the Canadian Securities Administrators.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity annual incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
D. McKay President and Chief Executive Officer	2022	1,500,000	8,610,000	2,152,500	2,992,500	1,064,000	44,877	16,363,877
	2021	1,500,000	7,920,000	1,980,000	4,095,000	1,132,000	44,877	16,671,877
	2020	1,500,000	7,560,000	1,890,000	1,406,250	1,080,000	44,877	13,481,127
N. Ahn[1]	2022	600,000	1,386,000	346,500	930,000	185,000	17,306	3,464,806
Chief Financial Officer	2021	320,000	660,000	165,000	435,200	31,000	9,574	1,620,774
	2020	320,000	320,000	80,000	246,400	29,000	9,574	1,004,974
D. Neldner Group Head and CEO, RBC Capital Markets	2022	700,000	4,056,000	1,014,000	2,730,000	6,500	4,500	8,511,000
	2021	700,000	4,784,000	1,196,000	3,220,000	6,500	4,500	9,911,000
	2020	700,000	3,900,000	975,000	2,625,000	6,500	4,500	8,211,000
D. Guzman Group Head, RBC Wealth Mgmt., RBC Insurance, RBC Investor & Treasury Services	2022	700,000	4,557,000	1,139,250	1,045,625	6,500	4,500	7,452,875
	2021	700,000	4,011,890	753,500	2,565,985	6,500	4,500	8,042,375
	2020	700,000	3,457,000	719,250	1,733,450	6,500	4,500	6,620,700

N. McLaughlin Group Head, Personal & Commercial Banking	2022	750,000	3,202,500	800,625	1,379,063	127,000	22,438	6,281,626
	2021	750,000	3,355,000	838,750	1,678,125	148,000	22,438	6,792,313
	2020	741,986	2,656,500	664,125	600,000	139,000	22,208	4,823,819

1 N. Ahn was appointed Chief Financial Officer November 1, 2021.

Share-based awards

The 2022 amounts for each NEO represent the grant date fair value of PDSUs awarded on December 13, 2022 under the PDSU Program. The grant date fair value of each unit granted to each NEO was $131.700 based on the average closing price of RBC common shares on the TSX for the five trading days immediately preceding the grant date. The 2021 and 2020 amounts for each NEO represent the grant date fair value of PDSUs awarded.

For 2021, Mr. Guzman received incentive compensation of $2,100,000, comprised of a cash award of $1,260,000 and a performance-deferred share unit award granted under the PDSU Program of $840,000 in recognition of his contributions to RBC Capital Markets. In addition, he deferred a portion of his STI of $157,890 into the RBC share unit program to meet the deferral arrangement of 65% of variable compensation. For 2020, he received $1,450,000, comprised of a cash award of $870,000 and a PDSU award of $580,000.

Option-based awards

The amounts for each NEO represent awards made under the Stock Option Plan. RBC uses the Black-Scholes model to value stock option awards for compensation purposes. For 2022, the compensation value was 12.3% of the grant price ($131.640); for 2021, the compensation value was 11.4% of the grant price ($129.985); and for 2020, the compensation value was 11.9% of the grant price ($105.995).

The following assumptions informed the Black-Scholes compensation value of option awards:

Fiscal year	Term	Risk-free rate	Dividend yield	Volatility

2022	10 years	3.3%	4.1%	17.3%

2021	10 years	1.6%	3.3%	17.4%

2020	10 years	0.7%	4.1%	20.5%[1]

1 Reflects the average ten-year daily share price volatility for the last five years.

In 2020, the Black-Scholes value was calculated incorporating a five-year rolling average in addition to the ten-year daily share price volatility calculation to generate a compensation value that is consistent with historical levels.

Royal Bank of Canada

Executive compensation

The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in our 2022 annual consolidated financial statements. Under International Financial Reporting Standard 2, Share-based Payment (IFRS 2), options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as of the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of ten years. This is consistent with IFRS 2 and reflects forfeitures as well as the historical exercise pattern of RBC executives. The accounting fair value for 2022 was 8.8% of the grant price, 2021 was 6.1% of the grant price, and 4.4% of the grant price for 2020. As the compensation fair value is greater, we awarded fewer options than if we had used the accounting fair value to determine the option awards.

Non-equity annual incentive plan compensation

The total STI award for each NEO includes cash or deferred share units. Executives who voluntarily chose to receive their 2022 annual STI award in DSUs received DSUs based on the 2022 average closing price of RBC common shares on the TSX for the first five trading days in the open trading window in December, which was $131.700.

Pension value

Pension value represents compensatory change. See pages 94 to 95 for more information on pension benefits for the NEOs.

All other compensation

These amounts represent the RBC contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP) or RBC Dominion Securities Savings Plan (DSSP). The NEOs participate in the employee share ownership plans on the same basis as other employees. See page 95 for more information about these plans.

Royal Bank of Canada

Executive compensation

Incentive plan awards

Outstanding share-based and option-based awards

In the following table, option-based awards include all unexercised stock options outstanding as of October 31, 2022. The value of unexercised in-the-money options as of October 31, 2022 is the difference between the exercise price of the options and $126.05, the closing price of RBC common shares on the TSX on October 31, 2022, the last trading day of the fiscal year.

Share-based awards refer to unvested share units previously awarded through the PDSU Program and RSU Program as of October 31, 2022. The value of unvested units awarded under the PDSU Program assumes that there is no performance adjustment for relative TSR performance and that the three-year average ROE is above the applicable performance threshold. For each NEO, the value of unvested units is based on a share price of $126.05, the closing price of RBC common shares on the TSX on October 31, 2022, the last trading day of the fiscal year. See pages 83 to 88 for more information about these awards.

	Option-based awards						Share-based awards

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Value of options exercised[1] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

D. McKay[2]	14-Dec-2011	–	48.933	14-Dec-2021	–	440,378
	11-Dec-2012	4,078	58.648	11-Dec-2022	274,865	2,973,461
	17-Dec-2013	45,438	69.170	17-Dec-2023	2,584,513
	15-Dec-2014	74,852	78.587	15-Dec-2024	3,552,700
	14-Dec-2015	162,428	74.392	14-Dec-2025	8,390,706
	12-Dec-2016	184,714	90.230	12-Dec-2026	6,616,455
	11-Dec-2017	91,288	102.333	11-Dec-2027	2,165,077
	10-Dec-2018	133,130	96.548	10-Dec-2028	3,927,601
	16-Dec-2019	125,168	104.701	16-Dec-2029	2,672,212
	14-Dec-2020	149,464	105.995	14-Dec-2030	2,997,501
	13-Dec-2021	133,502	129.985	13-Dec-2031	–
							212,600	26,798,210
Total		1,104,062			33,181,630	3,413,839	212,600	26,798,210	–
N. Ahn	11-Dec-2017	2,898	102.333	11-Dec-2027	68,732
	10-Dec-2018	4,504	96.548	10-Dec-2028	132,877
	16-Dec-2019	4,336	104.701	16-Dec-2029	92,569
	14-Dec-2020	6,328	105.995	14-Dec-2030	126,908
	13-Dec-2021	11,126	129.985	13-Dec-2031	–
							11,002	1,386,806
Total		29,192			421,086	–	11,002	1,386,806	–
D. Neldner	14-Dec-2020	77,106	105.995	14-Dec-2030	1,546,361
	13-Dec-2021	80,642	129.985	13-Dec-2031	–
							77,025	9,709,043	2,115,145
Total		157,748			1,546,361	–	77,025	9,709,043	2,115,145
D. Guzman	12-Dec-2016	84,354	90.230	12-Dec-2026	3,021,560
	11-Dec-2017	41,674	102.333	11-Dec-2027	988,382
	10-Dec-2018	55,270	96.548	10-Dec-2028	1,630,576
	16-Dec-2019	51,964	104.701	16-Dec-2029	1,109,379
	14-Dec-2020	56,880	105.995	14-Dec-2030	1,140,728
	13-Dec-2021	50,806	129.985	13-Dec-2031	–
							104,881	13,220,201
Total		340,948			7,890,625	–	104,881	13,220,201	–
N. McLaughlin	14-Dec-2015	5,000	74.392	14-Dec-2025	258,290
	12-Dec-2016	14,778	90.230	12-Dec-2026	529,348
	11-Dec-2017	15,800	102.333	11-Dec-2027	374,729
	10-Dec-2018	37,520	96.548	10-Dec-2028	1,106,915
	16-Dec-2019	44,380	104.701	16-Dec-2029	947,469
	14-Dec-2020	52,520	105.995	14-Dec-2030	1,053,289
	13-Dec-2021	56,554	129.985	13-Dec-2031	–
							79,471	10,017,262
Total		226,552			4,270,040	–	79,471	10,017,262	–

1  The value of options exercised is the benefit from the exercise of options granted in previous years before deductions for taxes and commissions.

2  Mr. McKay’s options were exercised as part of the automatic exercise of options program and were due to expire in December 2021 and December 2022.

Royal Bank of Canada

Executive compensation

Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards and any share-based awards under the PDSU Program that vested in the fiscal year ended October 31, 2022. It also includes the STI or annual bonus that was awarded for the 2022 fiscal year and paid in December 2022, received by the NEO in cash or deferred share units.

Name	Option-based awards – value vested during the year[1] ($)	Share-based awards – value vested during the year[2] ($)	Non-equity incentive plan compensation – value earned during the year ($)

D. McKay	3,479,808	11,791,168	2,992,500

N. Ahn	115,076	398,853	930,000

D. Neldner	–	3,819,683	2,730,000

D. Guzman	1,497,233	6,224,638	1,045,625

N. McLaughlin	842,486	3,322,980	1,379,063

1  For the options granted on:

•  December 11, 2017 at an exercise price of $102.333, 50% of options vested on December 11, 2021 at a fair market value of $130.18, the previous trading day’s closing share price, and

•  December 10, 2018 at an exercise price of $96.548, 50% of options vested on December 10, 2021 at a fair market value of $129.73, the previous trading day’s closing share price.

2  For Mr. McKay, Ms. Ahn, Mr. Guzman and Mr. McLaughlin, the amounts reflect values received from awards under the PDSU Program. The awards vested on December 10, 2021 and were paid out in cash based on a share price of $129.478, which represents the average price of RBC common shares on the TSX for the five trading days immediately preceding December 10, 2021. At the time of vesting, the performance component of the awards paid out at 110% to reflect the RBC TSR relative to the global performance peer group as described on page 75. For Mr. Neldner, the amount reflects values received from awards under the Capital Markets Compensation Program. The awards vested on October 31, 2021 and were paid out in cash in December 2021 based on a share price of $131.22, which represents the average price of shares on the TSX for the five trading days immediately preceding October 31, 2021.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as of October 31, 2022, as approved by shareholders. Our equity compensation plans do not permit the issuance of shares that shareholders have not previously approved. The numbers shown in the table relate to the Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)		Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)

Equity compensation plans approved by security holders	7,229,701	[1]	101.33	4,696,060

Equity compensation plans not approved by security holders	–		–	–

Total	7,229,701		101.33	4,696,060

1  Stock options assumed in connection with the acquisition of City National Bank are not included in this table; the number of these outstanding options as of October 31, 2022 is 279,192. The weighted average exercise price of City National Bank stock options outstanding is $67.48. Similarly, stock awards assumed in connection with this acquisition are not included in this table; the number of these outstanding awards as of October 31, 2022 is 25,875. The number of these options and awards is equal to the number of RBC common shares to be issued upon exercise or payment.

Stock Option Plan

The maximum number of shares that may be issued to executives, as designated by the human resources committee under the Stock Option Plan, may not exceed 112 million shares (representing 8.1% of issued and outstanding common shares as of October 31, 2022). As described in the table on page 94, as of October 31, 2022, outstanding stock options represented 0.5% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of RBC common shares traded on the TSX: (i) on the day preceding the date of grant, and (ii) for the five consecutive trading days immediately preceding the date of grant. The maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding. The Stock Option Plan does not limit insider participation.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa. There are no SARs outstanding as of October 31, 2022.

Unvested stock options are forfeited if the participant’s employment is terminated, other than for retirement (as outlined on pages 96 and 97), disability or death. In the event of disability, options continue to vest and must be exercised within

Royal Bank of Canada

Executive compensation

ten years1,2 from the grant date. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. The participant’s legal successor must exercise the options within 24 months after the date of death or within ten years from the grant date, whichever is earlier. See pages 96 and 97 for details on when a participant’s options terminate in circumstances other than disability or death.

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. Shareholders approved this amendment procedure at the 2007 annual meeting. We did not make any amendments in the Stock Option Plan in 20222.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as of October 31, 2022	Stock options as a % of outstanding common shares for the applicable fiscal year[1]
		Target	2022	2021	2020

Overhang (options outstanding and available to grant)	11,925,761	< 10%	0.9%	0.9%	0.9%

Dilution (current outstanding options)	7,229,701	< 5%	0.5%	0.5%	0.4%

Burn rate (the number of options issued each year)	1,151,039	< 1%	0.08%	0.09%	0.08%

1 Weighted average number of outstanding common shares for the applicable fiscal year is used for the burn rate calculation.

Pension plan and other benefits

Defined benefit pension plan

Mr. McKay, Ms. Ahn and Mr. McLaughlin participate in the RBC Canadian Defined Benefit (DB) pension plan on the same basis as other employees.

The normal retirement age under the plan is 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service. We define pensionable earnings as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. McKay, Ms. Ahn and Mr. McLaughlin receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all NEOs. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are as follows.

CEO pension plan arrangement

Mr. McKay’s individual executive pension arrangement provides for an annual pension of $700,000 at age 55, increasing by $110,000 for each additional year of service after age 55 and capped at a maximum annual pension of $1,250,000 at age 60 or later, inclusive of benefits payable from the RBC Canadian DB pension plan. Increases to Mr. McKay’s salary do not increase Mr. McKay’s pension benefits.

Other named executive officers

The pension arrangements for Ms. Ahn and Mr. McLaughlin provide for an annual pension of $125,000 at age 55, increasing by $30,000 for each additional year of service from age 55 to 60, and by $15,000 for each additional year of service from age 60 to 65; to a maximum annual pension of $350,000 at age 65, inclusive of benefits payable from all RBC pension plans. Increases to Ms. Ahn’s and Mr. McLaughlin’s salaries do not increase their pension benefits.

[1]

During 2019, the board amended the provision in the Stock Option Plan relating to expiry following retirement and disability, as permitted by its terms. Options granted after December 2019 expire ten years from the grant date. Options granted prior to December 2019 expire ten years from the grant date or 60 months following the date of retirement or disability, whichever is earlier.

[2]

For fiscal 2023, the board has recommended that shareholders approve a resolution to amend the Stock Option Plan to provide for the extension of an option’s expiry date in the event such expiry date falls during an insider trading blackout or shortly thereafter. For more information on the amendment to the Stock Option Plan being proposed for approval by shareholders, please refer to pages 7 and 8.

Royal Bank of Canada

Executive compensation

The table below shows the pension benefits the NEOs are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC pension plans:

Name	Number of years of credited service (#)	Annual pension benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change[2] ($)	Non- compensatory change[3] ($)	Closing present value of defined benefit obligation ($)
		At year end[1]	At age 65
D. McKay	18.9	1,131,000	1,250,000	20,092,000	1,064,000	(4,333,000)	16,823,000
N. Ahn	1.0	26,000	350,000	410,000	185,000	(194,000)	401,000
N. McLaughlin	7.8	100,000	350,000	1,203,000	127,000	(450,000)	880,000

1  Annual pension benefits payable are benefits that have accrued but, in some cases, may not be fully vested.

2  Compensatory changes are the values of the projected pension earned from November 1, 2021 to October 31, 2022. The amounts shown are consistent with the disclosure in Note 17 of our 2022 annual consolidated financial statements for the year ended October 31, 2022.

3  Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

The table below shows the years of credited service under the individual executive pension arrangements and the years of RBC service as of October 31, 2022.

Name	Years of credited service (#)	Years of RBC service (#)
D. McKay	18.9	34.6
N. Ahn	1.0	23.6
N. McLaughlin	7.8	24.5

Defined contribution pension plans

Mr. Neldner and Mr. Guzman participate in the RBC Canadian Defined Contribution (DC) pension plan on the same basis as other employees. Participants may choose to contribute from 0% to 8% of their earnings, to an annual maximum ($24,280 in 2022). RBC provides required and matching contributions to a maximum of $6,500 per year.

The table below shows the account balances for NEOs participating in a DC pension plan.

Name	Accumulated value at start of year ($)	Compensatory[1] ($)	Accumulated value as of October 31, 2022 ($)
D. Neldner	696,628	6,500	670,350
D. Guzman	1,251,289	6,500	974,906

1 Compensatory change represents the employer contribution to a DC pension plan on behalf of the NEOs.

Other benefits

Executives participate in RBC benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the RESSOP and executives in Capital Markets can participate in the DSSP, on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. RBC caps its matching contribution at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Executive perquisites vary by position and are comparable to those provided by companies in our core compensation comparator group.

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Executive compensation

Employment contracts, termination and change of control

Employment contracts

RBC does not have employment contracts with any of the NEOs; however, we have standard compensation policies that govern termination or change of control situations.

Termination

We design our severance plans and policies to expedite the transition to alternative employment, comply with relevant legal requirements and reflect market practices. As required by Canadian law, we base our severance calculations for our Canadian employees on service, age and position. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

If a NEO is terminated for cause, we will not pay severance and, at the discretion of the board, they will forfeit their:

•	bonus payments under the STI Program

•	units previously awarded and unvested under the PDSU Program

•	unvested options under the Stock Option Plan, and

•	other annual bonus awards.

We maintain a policy on compensation forfeiture and clawback, which is applicable in the event of fraud, misconduct or financial restatement. See page 68 for more information.

Change of control

We have a change of control policy that covers the NEOs and certain other senior executives. It is designed to ensure that key members of management remain in their role for the benefit of shareholders in the event RBC is involved in a major transaction, including:

•	an entity or individual becomes the beneficial owner of 20% or more of the voting shares of Royal Bank of Canada

•	a change of more than 50% of the members of the bank’s board of directors

•	a merger or consolidation with another entity that would result in voting shares of the bank representing less than 60% of the combined voting power following the merger or consolidation, or

•	a sale or disposition of 50% or more of the net book value of RBC assets.

Benefits associated with the equity incentive programs are subject to a “double trigger”, which means the executive can accelerate the vesting period of any outstanding equity incentive awards only if they are terminated without cause within 24 months of the change of control.

Royal Bank of Canada

Executive compensation

Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control

Base salary	Ends as of the retirement date	Ends as of the termination or resignation date	Paid out over the severance period as salary continuation or as a lump sum payment (up to 24 months’ base salary based on service, age and position)	Lump sum payment equivalent to up to 24 months’ base salary

Annual short-term incentive and annual cash bonus	Receive pro-rated payment based on the proportion of the fiscal year completed as of the retirement date; paid at the end of the year	Eligibility ends as of the termination or resignation date and no payment is made	Paid in a lump sum at the end of each year of the severance period	Lump sum payment equivalent to up to 24 months’ short-term incentive/annual cash bonus

Deferred share units	Must be redeemed on or before December 15 of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period	Must be redeemed within 60 days of the end of the severance period

PDSU awards	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Unvested units will continue to vest in accordance with the original grant terms	All unvested awards vest immediately upon termination

Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 10 years from the grant date[1]	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of the termination or resignation date	Continue to vest to the end of the severance period; all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of the severance period[2]	Vest immediately upon termination and must be exercised within 90 days of the termination date

Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuance period	Pension credits and benefits continue during the severance period

Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during the severance period	Continue during the severance period

1  As described on page 93 and 94, options granted prior to December 2019 expire 10 years from the grant date or 60 months following the date of retirement, whichever is earlier.

2  In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the Stock Option Plan.

Royal Bank of Canada

Executive compensation

Potential payments to named executive officers upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO on termination of their employment following retirement, termination with cause, resignation, termination without cause or termination without cause following a change of control, assuming their employment was terminated on October 31, 2022.

The value of equity-based compensation consists of awards previously granted and disclosed. For the purpose of valuing equity-based awards, we used a price of $126.05, which is the closing price of common shares on the TSX on October 31, 2022, the last trading day of the fiscal year.

Event	D. McKay ($)	N. Ahn ($)	D. Neldner ($)	D. Guzman ($)	N. McLaughlin ($)
Retirement	–	–	–	–	–
Termination with cause/resignation[1]	–	–	–	–	–
Termination without cause
Severance	8,406,033	1,820,000	7,163,333	5,735,083	3,696,950
Equity-based compensation	–	–	–	–	–
Value of incremental pension benefits[2]	1,599,000	48,000	20,333	20,333	402,000
All other compensation[3]	193,359	137,859	111,378	112,359	146,859
Termination without cause following a change of control
Severance	8,406,033	1,820,000	7,163,333	5,735,083	3,696,950
Equity-based compensation	34,431,723	1,672,722	11,255,404	16,285,596	12,571,476
Value of incremental pension benefits[2]	1,599,000	48,000	20,333	20,333	402,000
All other compensation[3]	193,359	137,859	111,378	112,359	146,859

1  In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. McKay, Ms. Ahn and Mr. McLaughlin.

2  For Mr. McKay, Ms. Ahn and Mr. McLaughlin, the values shown represent the present value as at October 31, 2022 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements. Ms. Ahn would not have attained age 55 by the end of her salary continuance period, so she would not be entitled to any pension benefits from her individual executive pension arrangement as these benefits are only payable upon retirement/termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. McKay, Ms. Ahn and Mr. McLaughlin would be $119,000, $7,000 and $28,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2022 year-end pension plan liabilities, which are disclosed in RBC financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. Neldner and Mr. Guzman, the values shown represent the additional RBC contributions to the DC pension plan that would be payable during the salary continuance period.

3  All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP and DSSP and perquisites that continue during the salary continuance period.

Royal Bank of Canada

Executive compensation

Additional disclosure under FSB and Basel Committee on Banking Supervision requirements

The aggregate quantitative information on compensation disclosed on pages 99 and 100 is in accordance with Implementation Standard 15 of the FSB Principles and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

We have established criteria for the identification of MRTs whose roles and activities may have a material impact on the RBC risk profile, as described on page 67 and 68. For the purpose of the tables below, “senior officers” include the CEO and members of the Group Executive. “Other MRTs” include executive vice presidents and senior vice presidents, or equivalent, and senior business leaders in Capital Markets.

In keeping with the FSB Principles and Implementation Standards and our compensation principles, a significant portion of variable compensation for senior officers and other MRTs must be deferred over a number of years (at least 70% for the CEO, at least 65% for members of the Group Executive and at least 40% for other MRTs).

All dollar values in the tables below are in Canadian dollars.

Fixed and variable compensation paid

	2022		2021

($ millions)	Senior officers	Other MRTs	Senior officers	Other MRTs

Number of employees	10	229	10	218

Fixed compensation
Cash-based	$ 8	$108	$ 8	$100

Variable compensation[1]
Cash-based (non-deferred)[2]	$14	$184	$19	$212
Cash-based (deferred)	–	$ 4	–	$ 4
Shares and share-linked instruments (non-deferred)	–	$ 6	–	$ 6
Shares and share-linked instruments (deferred)	$39	$181	$39	$204

1  2022 and 2021 variable compensation excludes sign-on and guaranteed awards paid in the fiscal year, noted in the table entitled Other compensation paid.

2  Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

Other compensation paid

($ millions)	2022				2021
	Senior officers		Other MRTs		Senior officers		Other MRTs
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount

Sign-on awards	–	–	2	$10	–	–	–	–
Guaranteed awards	–	–	6	$28	–	–	2	$3
Severances[1]	2	$8	4	$ 4	–	–	4	$4

1  The information includes the number of senior officers and MRTs who received severance awards, the aggregate amount of these awards, as well as the highest single severance award. In 2022, the highest single severance award was $4.6 million.

Royal Bank of Canada

Executive compensation

Deferred compensation1

($ millions)	2022[2,4]		2021[3,4,5]
	Senior officers	Other MRTs	Senior officers	Other MRTs
Outstanding
Vested	$40	$208	$49	$252
Unvested	$104	$468	$129	$484
Fiscal year payouts	$36	$256	$32	$195

1  Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

2  For 2022, the vesting status of awards is as of October 31, 2022. Values for deferred compensation in Canadian dollars are based on $126.05, the closing price of RBC common shares on the TSX on October 31, 2022, the last trading day of the fiscal year. U.S. deferred compensation is based on US$92.47, the closing price of RBC common shares on the NYSE on October 31, 2022.

3  For 2021, the vesting status of awards is as of October 31, 2021. Values for deferred compensation in Canadian dollars are based on $128.82, the closing price of RBC common shares on the TSX on October 29, 2021 the last trading day of the fiscal year. U.S. deferred compensation is based on US$104.01, the closing price of RBC common shares on the NYSE on October 29, 2021.

4  Outstanding values for 2022 and 2021 include cash-based deferred compensation in the amounts of $27 million and $19 million, respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for senior officers in 2022 or 2021.

5  Certain amounts have been revised from those previously presented.

Variable compensation and outstanding deferred compensation are subject to explicit and implicit ex-post adjustments, as noted in the Alignment of compensation with risk and performance outcomes section on pages 67 to 68. RBC did not make any explicit or implicit ex-post adjustments to reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2022.

Indebtedness of directors and executive officers

In the course of our business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. The following table shows the aggregate outstanding indebtedness to RBC or its subsidiaries incurred by current and former directors, executive officers and employees of RBC and its subsidiaries as of January 11, 2023. This amount excludes routine indebtedness as defined below1.

Purpose	To RBC ($)	To another entity ($)

Share purchases	–	–
Other	6,524,111	–

1  Routine indebtedness includes:

a. loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer or proposed nominee together with his or her associates

b. loans to full-time employees, fully secured against their residence and not exceeding their annual salary

c. loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other clients with comparable credit and involving no more than the usual risk of collectability, and

d. loans for purchases on usual trade terms or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

The following table shows the indebtedness of each individual who is or was, at any time during fiscal 2022, a director or executive officer, of each director nominee, and of each associate of any such director, executive officer or director nominee. These loans exclude loans repaid in full and routine indebtedness.

Name and principal position	Involvement of RBC	Largest amount outstanding during fiscal 2022 ($)		Amount outstanding as of January 11, 2023 ($)		Financially assisted securities purchases during fiscal 2022 (#)	Amount forgiven during fiscal 2022 ($)
Securities purchase programs		–		–		–	–
Other programs
N. Ahn Chief Financial Officer	Lender	658,246	[1]	635,728	[1]	–	–
K. Pereira Chief Human Resources Officer	Lender	1,094,343	[1]	898,765	[1]	–	–
M. Douvas Chief Legal Officer	Lender	5,163,194	[1,2]	4,989,618	[1,2]	–	–

1  Residential mortgage loan secured on the borrower’s residence granted at the applicable best customer interest rate in accordance with the RBC residential mortgage lending program.

2  Converted to Canadian dollars using the foreign exchange rate of US$1.00=C$1.3425 as of January 11, 2023.

Royal Bank of Canada

Additional items

Additional items

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, directors’ and officers’ liability insurance, which provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. For the 12 months ending May 31, 2023, this insurance has a dedicated policy limit of $500 million for each claim and as an aggregate, together with an additional $150 million for RBC directors only. There is no deductible for this coverage. The insurance applies in circumstances where RBC is unable to indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $2.9 million per annum.

Additional resources

You can receive a printed copy of this circular and our 2022 annual report as well as any of the following governance documents free of charge from the secretary or view them online at rbc.com:

•	RBC Code of Conduct

•	Mandates of the board, committees, board and committee chairs and CEO
•	Director Independence Policy

•	Statement of Corporate Governance Practices

•	Proxy Access Policy

•	Summary of significant differences between our governance practices and the New York Stock Exchange’s listing standards

Directors’ approval

The board of directors has approved the content and sending of this circular.

February 7, 2023

Karen McCarthy

Senior Vice-President, Associate General Counsel and Secretary

Royal Bank of Canada

Shareholder proposals

Schedule A:

Shareholder proposals

The following eight shareholder proposals have been submitted for consideration at the annual meeting of common shareholders. These proposals and their supporting statements represent the views of the shareholder submitting them. They are set out below (unedited, in italics) together with the board responses as required by the Bank Act.

B.C. General Employees’ Union (BCGEU) of 4911 Canada Way, Burnaby, BC V5G 3W3 has submitted the following three proposals. Proposal no. 2 was submitted by BCGEU with the support of the Union of British Columbia Indian Chiefs. Proposal no. 3 was submitted jointly by BCGEU and the Atkinson Foundation of 130 Queens Quay East, West Tower, Unit 900, Toronto, ON M5A 0P6, represented by the Shareholder Association for Research & Education (SHARE).

PROPOSAL NO. 1:

Public companies with pollution-intensive assets such as coal, oil and gas projects (polluting assets) are coming under increasing pressure from institutional investors with ESG concerns. Certain issuers have sold polluting assets or are contemplating doing so. When these polluting assets are sold to private enterprises, investors are concerned about the lack of disclosure that results.

In response to BCGEU’s 2022 proposal, RBC stated it takes a holistic view to evaluating risk, and that projects/transactions with potential environmental impacts are evaluated against these standards through its enhanced due diligence process.

RBC’s response fails to grasp the challenge of facilitating the movement of polluting assets from public companies to private enterprises. This challenge was outlined by the UN Principles for Responsible Investment (PRI) in a recent publication discussing divestment of polluting assets by public companies1:

While a listed company spinning off a polluting asset may eliminate emissions from its balance sheet, it is unlikely to translate to a reduction in real-world emissions. In fact, it may reduce transparency and accountability over how the asset is managed, result in higher absolute emissions from more intensive exploitation of the asset, and shift risk onto governments and taxpayers.

A March 2022 paper by the European Corporate Governance Institute (ECGI) labels this phenomenon as “brown-spinning”2:

[T]here has been a concerning recent phenomenon known as brown-spinning whereby public companies sell their carbon-intensive assets to players in private markets (including private equity firms and hedge funds). This helps divesting companies to reduce their own emissions but does not result in any overall emission reduction in the atmosphere. [H]aving carbon-intensive assets going dark where they are not subject to the usual strict scrutiny of public markets is worrisome from the perspective of lowering emissions.

RBC’s Policy Guidelines for Sensitive Sectors and Activities acknowledges that certain sensitive sectors and activities require focused policy guidelines, as it will not provide direct financing for certain projects/transactions and other controversial projects will be subject to enhanced due diligence3. A similar approach is needed for the bank’s involvement in brown-spinning transactions, in an attempt to bridge the disclosure gap between public and private enterprises.

ECGI describes the benefits of improved disclosure from private entities, stating: “the uneven playing field between public and private companies would be levelled, thus eliminating the classical problem of avoiding regulatory obligations tied to being public by staying private (i.e, removing incentives to remain private longer to avoid sustainability disclosures).”

RESOLVED THAT RBC amend its Policy Guidelines for Sensitive Sectors and Activities so that when RBC plays an M&A advisory or direct lending role on brown-spinning transactions, RBC will take reasonable steps to have parties to such transactions takes steps and make disclosures consistent with TCFD, including

•	ensuring acquiring board oversight of climate-related risks,

•	annual acquiring entity disclosure of Scope 1 and 2 GHG emissions from the acquired assets, and

•	regarding such acquired assets, having the acquiring entity set targets for reducing GHG emissions within a reasonable time after completing the brown-spinning transaction.

1	https://www.unpri.org/download?ac=16109
2	https://ecgi.global/sites/default/files/working_papers/documents/gozlugolringefinal.pdf
3	https://www.rbc.com/community-social-impact/environment/RBC-Policy-Guidelines-for-Sensitive-Sectors-and-Activities_EN.pdf

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL NO. 1:

RBC recognizes the need to achieve greenhouse gas (GHG) emissions reduction in the economy, which means supporting emissions reductions, rather than simply reducing financed emissions. We agree that divestment from pollution intensive assets may not meet this need of achieving emissions reductions in the economy and may not support the inclusive and orderly transition required to reach net-zero by 2050.

This is why we have taken a measured, thoughtful and deliberate approach to setting initial 2030 interim emissions reduction targets for our lending that is aligned with science and industry best practices, as outlined in RBC’s Net-Zero Report which was released in October 2022 (available at rbc.com/climate). Our initial 2030 interim emissions reduction targets were developed with input from business partners across the bank to account for the complexities and challenges specific to each sector.

As part of RBC’s client-focused approach to supporting their transition to net-zero and delivering on our climate strategic priorities, we:

•

Have established environmental, social and governance (ESG) capabilities within our Capital Markets business to support the integration of ESG factors and analysis – including climate considerations – into mergers and acquisitions (M&A) engagements, and provide advisory services on ESG integration into business strategy and disclosure

•

Are working with our Capital Markets clients in key high-emitting sectors[1] to endeavor to have, by 2025, clients representing 80% of available loan balances reporting their Scope 1 and 2 emissions to RBC, and clients representing 65% of available loan balances[2] disclosing a plan to reduce GHG emissions to RBC, as outlined in our 2022 Climate Report (available at rbc.com/climate), and

•

Take a holistic view to evaluating climate risk, which is guided by the bank’s Environmental and Social Risk Management policies. Projects or transactions with potential environmental impacts are evaluated against these standards through RBC’s enhanced due diligence process.

With regards specifically to transactions that involve the transfer of a carbon-intensive asset, in many instances RBC continues lending against the asset beyond the transfer of ownership. As such, RBC’s climate-related strategic priorities, standards, and actions that apply to our lending, such as those described above, would continue to apply.

In those instances where RBC does not continue to lend against the asset, we believe it is the role of those who have direct influence or control over the asset to encourage the actions that would support decarbonization of the economy and progress towards net-zero by 2050.

More broadly, RBC recognizes that it is important for both private and public companies to manage and disclose climate-related risks and opportunities. However, the bank does not believe that the financial industry is positioned to regulate board governance matters or bridge the disclosure gap between public and private entities beyond any required disclosure related to a transaction. Additional mandatory disclosure requirements are the purview of government and regulatory bodies to appropriately consider.

The board recommends you vote AGAINST this proposal.

[1]

As defined by the UN Environment Programme Finance Initiative (UNEP-FI) Guidelines for Climate Target Setting for Banks. As described in its 2021 TCFD Report, RBC reported that it committed to focus on Capital Markets clients in high-emitting sectors within our oil and gas, power and utilities, and automotive and transportation portfolios at that time because they represent a significant portion of the emissions in its overall portfolio, and client-level emissions data and transition scenarios are more readily available. As RBC progresses along its net-zero journey, it will expand its efforts to obtain this information from other sectors and clients as part of meeting its broader commitments under the NZBA.

[2]

“Available loan balances” means the total available loan balances is defined as the aggregate loan amounts made to clients in high-emitting sectors in oil and gas, power and utilities, and automotive and transportation portfolios in our Capital Markets business.

PROPOSAL NO. 2:

The United Nations Declaration on the Rights of lndigenous Peoples (UNDRIP) stipulates that States shall consult in good faith with Indigenous peoples in order to obtain their free, prior and informed consent (FPIC) before implementing measures that may affect them.1

The federal UNDRIP Act affirmed that UNDRIP has legal effect in Canada as an international human rights instrument.2 The Truth and Reconciliation Commission’s Call to Action #92 calls upon the corporate sector to adopt and implement UNDRIP “as a reconciliation framework and to apply its principles, norms, and standards to corporate policy and core operational activities involving Indigenous peoples and their lands and resources.”3

Royal Bank of Canada

Shareholder proposals

Foley Hoag LLP’s report to banks which funded the controversial Dakota Access Pipeline Project recommended that international industry good practices on FPIC mean going beyond the minimum standards set by domestic law.4

Failing to consider FPIC also overlooks a material risk. Companies which only seek domestic legal minimums and fail to obtain FPIC routinely see project delays, conflict, and other significant legal, political, reputational and operational risks.

The Government of Canada has stated that FPIC is contextual and there is no “one size fits all” approach, and operationalizing FPIC may require different processes or new creative ways of working together.5

A 2019 paper prepared for the Union of BC Indian Chiefs (UBCIC) entitled Consent 6(Consent Paper) attempts to clear up misconceptions about FPIC, namely that:

•	“consent” and “veto” are not the same; they have different meaning and uses; and

•	FPIC is not an extension of consultation and accommodation, which are procedural in nature.

The Consent Paper outlines certain ways in which Canadian businesses can operationalize FPIC, including:

•	seeking and confirming Indigenous consent prior to major Crown processes;

•	outlining the conditions necessary for obtaining and maintaining a Nation’s consent, as opposed to legal devices such as releases that are intended to limit Indigenous rights;

•	using collaborative dispute resolution mechanisms and not limiting a Nation’s ability to take legal action; and

•	building a process for future decision-making and obtaining consent before any approvals are sought from the Crown.

RBC’s Human Rights Position Statement invokes the United Nations Guiding Principles on Business and Human Rights (UNGPs) and states that RBC will take action to mitigate adverse human rights impacts, including by leveraging its business relationships. RBC has also disclosed ways in which it honours Call to Action #92.

Shareholders believe further action is required to operationalize FPIC and Call to Action #92 into RBC’s corporate policies and activities. An explicit reference to operationalizing FPIC will help mitigate human rights risk while giving RBC additional leverage to effect meaningful and necessary change on the path towards reconciliation.

RESOLVED THAT RBC revise its Human Rights Position Statement to reflect that in taking action to mitigate adverse human rights impacts directly linked to its business relationships with clients (as outlined in the UNGPs), RBC will inform itself as to whether and how clients have operationalized FPIC of Indigenous peoples affected by such business relationships.

1	https://daccess-ods.un.org/access.nsf/Get?OpenAgent&DS=A/RES/61/295&Lang=E (Articles 18-19)
2	https://www.canlii.org/en/ca/laws/stat/sc-2021-c-14/latest/sc-2021-c-14.html
3	https://www.rcaanc-cirnac.gc.ca/eng/1524506030545/1557513309443
4	https://www.foleyhoag.com/news-and-insights/publications/ebooks-and-white-papers/2017/may/good practices social impacts oil pipelines united states/
5	https://www.justice.gc.ca/eng/declaration/bgnrcan-bgrncan.html
6	https://www.ubcic.bc.ca/consent_paper

BOARD RESPONSE TO PROPOSAL NO. 2:

RBC has long been engaged on human rights issues and is a champion of Indigenous inclusion. The bank is proud of its role in Indigenous relations, and has led many firsts in the financial industry that have supported calls to action and contributed to sustainable change for Indigenous peoples. Through progressive and inclusive business, human resources, procurement and corporate citizenship practices, RBC has demonstrated its dedication to working in partnership with Indigenous peoples in pursuit of reconciliation.

At a time when Indigenous peoples are continuing to claim their right to self-determination and creating economic and community opportunities that align to their values and cultural traditions, RBC supports Indigenous inclusion and prosperity and aims to promote the voices of Indigenous peoples so that they are heard, acknowledged, respected and honoured.

RBC’s Human Rights Position Statement, which is available at rbc.com/community, outlines the principles that RBC follows and the commitments that it has made regarding human rights in its business activities, stating:

We respect the inherent right of Indigenous peoples to self-determination in accordance with international and domestic law.

Aligned with its Human Rights Statement, for certain transactions, the bank continues to evolve its approach to environmental and social risk due diligence where Indigenous peoples may be impacted. When RBC enters into project financing transactions, it adheres to the Equator Principles1 environmental and social risk management framework,

Royal Bank of Canada

Shareholder proposals

including in respect of stakeholder engagement and where relevant, the potential impacts to Indigenous peoples. In addition, the bank is implementing updated policies and practices, which require its Capital Markets and Corporate Client Group businesses to consider potential impacts to Indigenous populations or lands prior to certain financings.

RBC acknowledges that the implementation of free, prior and informed consent (FPIC) is complex and evolving. It recognizes that successful operationalization of FPIC will require different processes and new, creative ways of many parties working together. It also recognizes that the successful implementation of FPIC is generally driven by Indigenous peoples, governments, regulators and clients/project proponents, not financial institutions. Moreover, this proposal asks RBC to go further than what Canadian law requires.

RBC has been engaging with Indigenous leaders and communities throughout Canada to seek to build understanding of important issues, including on economic reconciliation and prosperity, charting Canada’s path to net-zero greenhouse gas emissions, and experiences related to FPIC and existing consultation processes.

The bank’s review of its Human Rights Statement is underway, and this review will include consulting with a range of internal and external stakeholders, including obtaining diverse Indigenous input and knowledge on FPIC, to better understand its meaning from multiple Indigenous perspectives.

The board therefore recommends voting AGAINST the proposal.

1

The Equator Principles are a well-established voluntary international framework for financial institutions to identify, assess, manage, and mitigate environmental and social risks in project finance and cover aspects of human rights, particularly stakeholder engagement, labour issues and the rights of Indigenous peoples. RBC was the first Canadian bank to adopt the Equator Principles in 2003, and re-signed the Equator Principles when they were revised and re-issued most recently in July 2020 (EP4).

PROPOSAL NO. 3:

RESOLVED, shareholders urge the Board of Directors to oversee and publish a third-party racial equity audit analyzing RBC’s adverse impacts on non-white stakeholders and communities of colour. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. The report should be prepared at reasonable cost and omitting confidential or proprietary information.

Supporting Statement:

As critical intermediaries, financial institutions play a key role in society as they allow businesses and individuals to access essential economic opportunities through a broad range of financial products and services, including facilitating transactions, providing credit and loan services, savings accounts, and investment management. Financial institutions have therefore a responsibility to ensure their business operations, practices, policies, products and services do not cause adverse impacts on non-white stakeholders and communities of colour.

A report from the Financial Consumer Agency of Canada studying frontline practices of Canadian banks, including RBC, suggests that racialized or Indigenous bank customers are subjected to discriminatory practices.1 Compared to other customers, visible minorities and Indigenous customers were more likely recommended products that were not appropriate for their needs, were not presented information in a clear and simple manner and were offered optional products, such as overdraft protection and balance protection insurance.

A December 2020 academic review commissioned by the British Columbia Securities Commission estimates unbanked Canadians (no official relationship with a bank) ranged from 3%-6%, and underbanked Canadians (who rely on fringe financial institutions like payday lenders) ranged from 15%-28%.2 The review found under/unbanking has a disproportionate effect on Indigenous peoples, and that “financial access has been cited by researchers as an endemic problem in ‘low-income communities of color.”

In recent years, RBC has been subject to negative media coverage regarding how certain customers or employees have been discriminated against. This includes allegations of high-pressure sales tactics,3 racial profiling,4 and concerning allegations5 of sexism and racism6 in the workplace. Such controversies may be indicative of systemic racial equity issues in the Company’s operations.

RBC’s anti-racism commitment, including current priorities, commitments and programs are insufficient to identify or address potential/existing racial equity issues stemming from practices, policies, products and services.7 In 2020, RBC announced that it has expanded its initial $1.5 million commitment to $150 million to “invest in the futures of Black youth, generate wealth for Black communities, and redefine inclusive leadership at RBC.”8 However, there has been insufficient transparency and reporting on the progress of this commitment and how it has meaningfully advanced racial equity in its practices, policies, products and services.

Racial equity issues present meaningful legal, financial, regulatory, and reputational business risks. A racial equity audit will help RBC identify, prioritize, remedy, and avoid adverse impacts on non-white stakeholders and communities of colour beyond the workplace. We

Royal Bank of Canada

Shareholder proposals

urge RBC to assess its behaviour through a racial equity lens in order to obtain a complete picture of how it contributes to, and could help dismantle, systemic racism.

1	https://www.canada.ca/en/financial-consumer-agency/programs/research/mystery-shopping-domestic-retail-banks.html
2	https://bcbasicincomepanel.ca/wp-content/uploads/2021/01/Financial_Inclusion_in_British_Columbia_Evaluating_the_Role_of_Fintech.pdf
3	https://www.cbc.ca/news/business/banks-racial-discrimination-report-1.6473715
4	https://montreal.citynews.ca/2021/12/13/couple-say-they-were-racially-profiled-by-rbc-after-bank-account-was-blocked-without-explanation/
5	https://www.nationalobserver.com/2018/05/01/news/tribunal-hears-shocking-allegations-following-complaint-whistleblower
6	https://www.fnlondon.com/articles/rbc-ordered-to-pay-1-2m-to-london-whistleblower-20190204#:~:text=John%20Banerjee%20won%20his%20unfair,m%20to%20cover%20lost%20earnings.
7	https://www.rbc.com/diversity-inclusion/action-plan-against-systemic-racism.html
8	https://www.rbccm.com/en/citizenship/story.page?dcr=templatedata/article/citizenship/data/2020/07/rbcs expanded commitment to fight systemic racism and support_black_communities

BOARD RESPONSE TO PROPOSAL NO. 3:

Diversity and inclusion is a cornerstone of our values and core to our purpose of helping clients thrive and communities prosper. We acknowledge wide-spread systemic racism has disproportionately disadvantaged Black, Indigenous and people of colour for far too long, significantly impeding the ability of those communities to compete equally in opportunities for economic and social advancement, and we are taking direct actions to tackles these issues. RBC does not tolerate discrimination in any form, including in the way we conduct business, our relationships with clients, or the way we treat our colleagues. We take seriously our obligation to ensure that all consumers have an equal opportunity to apply for and obtain credit and we have an unwavering commitment to fair and responsible lending and to helping communities gain equal access to credit, regardless of race.

Pursuant to our Action Plan Against Systemic Racism (available at rbc.com/diversity), we are committed to enabling economic inclusion through influencing equitable access to financial products and services; supporting products, programs and initiatives that create social impact; and leveraging our purchasing power to influence supplier and client diversity efforts. As more fully described In A Chosen Journey: RBC Indigenous Partnership Report 2022 (available at rbc.com/indigenous) as well as in our 2022 Public Accountability Statement and our ESG Performance Report, RBC has numerous programs and initiatives to drive inclusive economic growth centered around creating equitable access to financial products and services and promoting financial literacy for historically marginalized groups, businesses, not-for-profits, and governments. Our 2022 ESG Performance Report contains a status update of the key programs and partnerships supported by RBC including those relating to the commitments we have made in our Action Plan Against Systemic Racism.

We are also confident in our talent management practices where we undertake regular reviews to ensure equitable employment practices and mitigate risk of employment barriers for underrepresented or historically marginalized groups. In late 2020, RBC performed a comprehensive employment systems review under the Employment Equity Act (Canada) which included an analysis of the representation of diverse groups across hiring, promotions and departures, a formal review of over 150 global policies and procedures to identify potential barriers, as well as a large-scale employee survey, employee interviews, and discussions with senior leaders.

Our enhanced Diversity and Inclusion Roadmap 2025, which was reviewed by the board in early 2022, was informed by the findings and recommendations of this comprehensive employment systems review and reflects the increased emphasis on how we will enable economic inclusion. Our 2021 Diversity and Inclusion Report released in March 2022 embeds this evolution of our diversity and inclusion journey.

We believe that our new Diversity and Inclusion Roadmap will help us advance diversity, strengthen inclusion, and help enable economic inclusion for those who have historically faced inequities, systemic biases and disadvantages.

Although we appreciate the recommendation for a third-party racial equity audit, we believe further exploration of such a third-party racial equity audit through the Canadian Bankers Association is needed so that a robust and cross-sector assessment and approach can be established. In the absence of well-defined standards to audit against, disparities and inconsistencies in such a third-party audit could further exacerbate potential gaps and/or unintentionally create new ones.

The board recommends you vote AGAINST this proposal.

The Comptroller of the City of New York of 1 Centre Street 8th Floor North, New York, New York 10007 USA has submitted the following proposal for a shareholder vote.

PROPOSAL NO. 4: Absolute Greenhouse Gas Reduction Goals

Resolved: Shareholders request Royal Bank of Canada (“Company”) issue a report within a year, at reasonable expense and excluding confidential information, that discloses 2030 absolute greenhouse gas emissions reduction targets covering its lending and underwriting activities for two high emitting sectors: Oil and Gas and Power Generation. These targets should be aligned with a science-based net zero pathway and in addition to any emission intensity targets for these sectors that the Company has or will set.

Royal Bank of Canada

Shareholder proposals

Supporting Statement:

The Intergovernmental Panel on Climate Change has advised that greenhouse gas emissions must be halved by 2030 and reach net zero by 2050 to limit global warming to 1.5°C.1 Every incremental increase in temperature above 1.5°C will entail increasingly severe physical, transition, and systemic risks to companies, investors, the markets, and the economy as a whole.

According to the International Energy Agency, transformation of the Oil and Gas and Power Generation sectors are critical to keeping temperature rise below 1.5°C and therefore significant to RBC’s climate risk mitigation strategy. The Company defines the Oil and Gas sector to include upstream, downstream, and integrated sub-sectors, and Power Generation to include electricity generation.

Though the Company has a commitment to reach net zero emissions by 2050 and a target to reduce greenhouse gas emissions intensity of the Oil and Gas and Power Generation sectors by 2030, it does not yet have a science-based 2030 target to reduce these emissions on an absolute basis. Intensity targets will measure the reduction in emissions per unit or per dollar, however, they will not capture whether the Company’s total financed emissions have decreased in the real world.

We believe the Company should adopt absolute emissions targets in these sectors and consider target-setting approaches used by advisory groups such as the Science Based Targets initiative. Such absolute reduction targets aligned with a science-based net zero emissions pathway are important for the Company to achieve its net-zero commitment, more fully address its climate risks and protect long-term investors.

The Company has acknowledged that “[a]chieving net-zero emissions in [its] lending will require absolute [greenhouse gas] emissions reductions across a number of key sectors that are both high-emitting and critical to the Canadian economy.” 2 Nonetheless it trails peers in setting absolute emissions reduction targets.

Citigroup has committed to reducing its absolute emissions for the energy sector by 29% by 2030 and Wells Fargo has set a target to reduce absolute emissions for the oil and gas sector by 26% by 2030. Other banks setting absolute reduction goals for the oil and gas sector include HSBC (34%), Société Generale (30%), BBVA (30%), and Deutsche Bank (23%).

The Company should ensure that it is moving toward its stated commitments, real-economy emissions reductions, and long-term value creation.

We urge you to vote FOR this proposal.

1	https://www.ipcc.ch/assessment-report/ar6/
2	https://www.rbc.com/community-social-impact/_assets-custom/pdf/2021-ESG-Report.PDF

BOARD RESPONSE TO PROPOSAL NO. 4:

RBC recognizes the importance of reducing absolute emissions and believes the measured, thoughtful and deliberate approach the bank has outlined, including setting physical emissions intensity targets, are appropriate at this point in the bank’s transition journey.

As outlined in RBC’s Net-Zero Report (available at rbc.com/climate), released in October 2022, the bank has taken an approach to target-setting that is aligned with science and industry best practices. When developing its initial 2030 interim emissions reduction targets for lending in three key sectors: oil and gas, power generation and automotive, the bank considered, among other factors, the immediate needs of clients and communities we serve as well as government commitments and stated policies to reach net-zero emissions by 2050.

Setting physical intensity reductions targets is a recognized metric under the Net-Zero Banking Alliance framework, the UN-convened and industry-led initiative to accelerate efforts to address climate change. RBC believes that setting a physical emissions intensity target for both the oil and gas and power generation sectors, grounded in science, is the best decision for its shareholders and the bank’s stakeholders at this time. As discussed in RBC’s Net-Zero Report, the bank chose to set its initial 2030 interim emissions reduction targets using a physical emissions intensity metric for the following reasons:

1.

Greater stability than other metrics, as these other metrics may be volatile because they attribute a proportion of a borrower’s emissions based on a bank’s lending commitment relative to the borrower’s enterprise value including cash (i.e., driven by fluctuating commodity prices)

2.	Comparability between clients on the basis of relative improvements in emissions reductions based on output, regardless of client size, and

3.

Appropriate recognition of the continued global need for essential goods and services produced by high-emitting, hard-to-abate sectors and the need for us to continue to engage with our clients as they transition their operations to lower carbon models rather than simply reducing our emissions by withdrawing capital from carbon-intensive sectors.

Royal Bank of Canada

Shareholder proposals

RBC recognizes that reductions in absolute emissions are necessary in order to achieve the transition to net-zero and decarbonize the economy. In our 2022 Climate Report (available at rbc.com/climate), we continue to report absolute emissions, focusing on those sectors where we have set targets, and we have significantly improved the quality and breadth of data for those sectors. Absolute emissions is one of the metrics RBC is using to inform our transition to net-zero. The bank also recognizes that in order to be successful, this transition must be orderly and inclusive.

This is why RBC’s goal to achieve net-zero in our lending by 2050 is intended to balance the needs of people and planet. As we progress against this goal, we recognize the importance of providing stakeholders, including investors with the information they need in order to assess climate risks and opportunities.

RBC will review and revise its initial 2030 interim emissions reduction targets as appropriate (and at minimum every five years until 2050), as new data becomes available and as assumptions, methodologies, requirements and standards advance to align with evolving economic realities, market practice and climate science.

The board recommends you vote AGAINST this proposal.

Ramin Eshraghi-Yazdi of 105 Harvest Oak Circle N.E., Calgary, Alberta T3K 4S6, represented by Stand.earth, has submitted the following proposal for a shareholder vote.

PROPOSAL NO. 5:

RESOLVED: Shareholders request that the Board of Directors of the Royal Bank of Canada (RBC) adopt a policy for a time-bound phase-out of the RBC’s lending and underwriting to projects and companies engaging in new fossil fuel exploration, development and transportation.

Supporting Statement

Climate change poses a systemic risk, with estimated global GDP loss of 11-14% by midcentury under current trajectories.1 The climate crisis is primarily caused by fossil fuel production and combustion.

According to scientific consensus, limiting warming to 1.5°C means the world cannot develop new oil and gas fields, pipelines or coal mines beyond those already approved (new fossil fuel exploration, development and transportation).2 Existing fossil fuel supplies are sufficient to satisfy global energy needs.3 New oil and gas fields will not produce in time to mitigate energy market turmoil resulting from the Russian invasion of Ukraine.4

RBC has committed to align its financing with the goals of the Paris Agreement,5 achieving net-zero emissions by 2050 consistent with limiting global warming to 1.5°C.6

The High-Level Expert Group (HLEG) on the Net-Zero Emissions Commitments of Non-State Entities standards released November 2022 make it clear that RBC’s current policies and practices are not a credible pathway to net-zero by 2050.7

RBC is the world’s fifth largest funder of fossil fuels, providing over US$200 billion in lending and underwriting to fossil fuel companies during 2016-2021, including over US$38 billion USD to 100 top companies engaged in new fossil fuel exploration and development.8

Without a policy to phase out financing of new fossil fuel exploration, development and transportation, RBC is unlikely to meet its climate commitments and merits scrutiny for material risks that may include:

•

Greenwashing: Banking and securities regulators are tightening and enforcing greenwashing regulations, which could result in major fines and settlements.[9] The Competition Bureau of Canada, a federal law enforcement agency, began an investigation into the bank’s alleged deceptive marketing practices related to its stated climate actions.[10]

•

Regulation: Central banks are starting to implement climate stress tests[11] and scenario analyses,[12] and some have begun to propose increased capital requirements for banks’ climate risks.[13] The Office of the Superintendent of Financial Institutions (OSFI) has begun to develop climate risk management guidance that will include measures on capital and liquidity adequacy.

•	Competition: Dozens of global banks have adopted policies to phase out financial support for new oil and gas fields[14] and coal mines.[15]

•

Reputation: Continued fossil fuel expansion project financing like the Coastal GasLink fracked gas and Trans Mountain oil sands pipelines have been shown to conflict with Indigenous rights and are opposed by some communities, resulting in increasing negative media articles and demonstrations at RBC locations.[16]

By exacerbating climate change, RBC is increasing systemic risk, which will have significant negative impacts – including physical risks and transition risks17 – for itself and for diversified investors.

We urge you to vote FOR this proposal.

1	https://www.swissre.com/institute/research/topics-and-risk-dialogues/climate-and-natural-catastrophe-risk/expertise-publication-economics-of-climate-change.html

Royal Bank of Canada

Shareholder proposals

2	https://www.iisd.org/system/files/2022-10/navigating-energy-transitions-mapping-road-to-1.5.pdf
3	https://www.ipcc.ch/report/ar6/wg3/resources/spm-headline-statements/
4	https://www.iea.org/commentaries/what-does-the-current-global-energy-crisis-mean-for-energy-investment
5	https://www.rbc.com/community-social-impact/environment/nzba.html
6	https://www.unepfi.org/net-zero-banking/commitment/
7	https://www.un.org/sg/en/content/sg/statement/2022-11-08/secretary-generals-remarks-launch-of-report-of-high-level-expert-group-net-zero-commitments-dElivered
8	http://bankingonclimatechaos.org/
9	https://www.bankingsupervision.europa.eu/press/speeches/date/2022/html/ssm.sp220922~bb043aa0bd.en.html
10	https://ecojustice.ca/wp-content/uploads/2022/10/2022-09-29-Notice-of-Inquiry-Commencement-RBC-complaint-to-Competition-Bureau.pdf
11	https://www.bankingsupervision.europa.eu/press/pr/date/2022/html/ssm.pr220708~565c38d18a.en.html
12	https://www.federalreserve.gov/newsevents/pressreleases/other20220929a.htm
13	https://www.bis.org/review/r220223e.htm
14	https://oilgaspolicytracker.org/
15	https://coalpolicytool.org/
16	https://www.iheartradio.ca/am800/news/university-students-protest-presence-of-rbc-on-campus-1.18656090;
https://www.winnipegfreepress.com/breakingnews/2022/10/31/zombies-say-banks-fossil-fuel-involvement-no-halloween-treat;
https://bc.ctvnews.ca/dozens-of-celebrities-sign-petition-calling-on-rbc-to-stop-financing-coastal-gaslink-pipeline-in-b-c-1.5821485;
17	https://www.bis.org/bcbs/publ/d517.pdf

BOARD RESPONSE TO PROPOSAL NO. 5:

In support of the Paris Agreement and as a member of the Net-Zero Banking Alliance, the applicable framework through which banks can support their alignment with the goals of the Paris Agreement, RBC has committed to achieving net-zero emissions in its lending by 2050.

RBC believes that this shareholder proposal is inherently flawed and would be ineffective at achieving global climate goals, including the goals of the Paris Agreement. An approach that focuses solely on divestment from entire sectors of the economy without accompanying actions that replace the energy supply being removed is both ineffective and irresponsible and would reduce the influence of financial institutions committed to net-zero to support and encourage decarbonization precisely in the sectors where it is most necessary.

Divestment risks reducing accountability for greenhouse gas (GHG) emissions by shifting assets towards potentially less climate-focused financial institutions, without reducing GHG emissions themselves. Further, broad policy decisions that impact whole sectors of the economy and society are the purview of elected governments and policymakers, ensuring decisions are consistent in their applicability. To that end, we have sought to ensure our approach is responsive to the direction that elected governments have outlined. The energy transition is a critical part of the balanced transition to a net-zero economy. Society must shift demand towards clean energy as quickly as possible while ensuring there are sufficient, reliable, and affordable sources of energy to meet increased demand. This transition must be done in a timely manner, however it will not be immediate. In the interim, our communities will continue to need energy from a wide variety of sources, including fossil-fuel based sources, in order to meet energy needs, maintain energy security, and achieve the orderly and inclusive transition that is required. We recognize this is a large and complex challenge and are committed to playing our part.

RBC is focusing its attention where it believes it can have the biggest impact – working with its clients, including those in high-emitting, hard-to-abate sectors, as they take steps to reduce their emissions. This includes supporting initiatives that bring greener solutions to market and is central to RBC’s climate strategy, which is laid out in the RBC Climate Blueprint (available at rbc.com/climate). RBC is committed to supporting its clients through their transition and supporting them to create plans that are in line with the bank’s climate priorities – this requires collaboration and commitment in both directions. RBC bases its strategy and plans on credible, science-aligned approaches to decarbonizing the economy.

In October 2022, RBC released its Net-Zero Report (available at rbc.com/climate) which outlined the bank’s initial 2030 interim emissions reduction targets for lending in three key sectors: oil and gas, power generation, and automotive. The bank has taken a measured, thoughtful and deliberate approach to target-setting that is aligned with science and industry best practices. When developing its initial 2030 interim emissions reduction targets, the bank considered, among other factors, the immediate needs of clients and communities we serve as well as government commitments and stated policies to reach net-zero emissions by 2050. These targets reinforce RBC’s commitment to its climate strategy, and its ambition to play a role in financing the climate transition. The initial 2030 interim emissions reduction targets RBC has set will also inform our decision making on a project-by-project basis.

Society still needs all forms of energy, including fossil fuels, to power the economy and people’s lives. That is why RBC believes it is essential to drive reductions in emissions in an orderly and inclusive transition to net-zero without leaving clients and communities behind, and using the levers available to the enterprise.

The board recommends you vote AGAINST this proposal.

Royal Bank of Canada

Shareholder proposals

Vancity Investment Management Ltd. of 100 183 Terminal Avenue, Vancouver, BC V6A 4G2 has submitted the following proposal.

PROPOSAL NO. 6:

Be it resolved

The Board of Directors undertake a review of executive compensation levels in relation to the entire workforce and, at reasonable cost and omitting proprietary information, publicly disclose the CEO compensation to median worker pay ratio on an annual basis

Supporting Statement

CEO realized compensation in the US has risen 1460% since 1978 compared to just 18.1% for the average worker. The CEO to worker compensation ratio in the US has increased from 31 times in 1978 to 399 times in 2021.1

Canada has seen similar issues with a report finding that CEO compensation at the top 100 companies on the TSX was estimated at 191 times the pay of the average Canadian worker in 2020.2

Wage gaps within workforces are important because they are indicative of, and contribute to, the growing inequality seen in North America.3 According to the US Federal Reserve, since 1989, the top 1% by wealth have increased their share of total wealth by 8.6% largely at the expense of the lowest 90% who saw their proportion decrease by 8%.4 The top 1% have also increased their share of total national income in the US from 8.3% to 20.8% over 1978 – 2019.5 Canada has seen similar inequality with the top 1% increasing their share of total national income over 1978 – 2019 from 8.4% to 14%.6

This growing inequality leads to negative outcomes for all individuals as more unequal societies have been shown to be associated with poorer health, more violence, a lack of community life and increased rates of mental illness across socioeconomic classes.7 Research has shown that this inequality harms economic productivity to the tune of 2-4% lost GDP growth annually and often leads to prolonged and more severe recessions.89 Beyond the negative societal impacts, compensation gaps within an organization can lead to lower employee morale and higher employee turnover10. This can erode company value as unmotivated employees are less productive and higher turnover directly increases staffing costs. These costs are especially material for human capital-intensive companies such as RBC.

In Canada, the financial sector is particularly exposed to this issue with the top 1% in finance earning approx. 16% of the sector’s income while the top 1% in most other sectors earn 6-10%.11

Unlike the US, it is not mandatory for publicly listed companies in Canada to provide CEO to median worker pay ratio disclosures. This is not a big ask as the Global Reporting Institute reporting standards, which RBC already utilizes, provide a well-recognized framework for computing this ratio. It is critical to recognize that the focus is about the trend of the ratio over time. Disclosing and tracking the ratio allows RBC to ensure the wage gap is not widening and can help it make corrections to ensure employee sentiment stays positive, thereby lowering turnover and lost productivity costs.

1	https://www.epi.org/publication/ceo-pay-in-2021/
2	https://policyalternatives.ca/sites/default/files/uploads/publications/National%20Office/2022/01/Another%20year%20in%20paradise.pdf
3	https://publications.gc.ca/site/eng/9.575693/publication.html
4	https://www.federalreserve.gov/releases/z1/dataviz/dfa/distribute/chart/#quarter:131;series:Assets;demographic:networth;population:1,3,5,7,9;units:shares
5	https://wid.world/country/usa/
6	https://wid.world/country/canada/
7	https://equalitytrust.org.uk/resources/the-spirit-level
8	https://www.frbsf.org/wp-content/uploads/sites/4/wp2017-23.pdf
9	https://www.epi.org/publication/secular-stagnation/
10	https://www.nber.org/papers/w22491
11	https://wid.world/news-article/worker-power-and-inequality-in-canada-a-sector-level-analysis/

BOARD RESPONSE TO PROPOSAL NO. 6:

Talented and motivated employees are essential to building a sustainable future for RBC. To this end, we offer a comprehensive approach to compensation and benefits that is competitive within the markets where we operate and compete for talent.

Our variable compensation practices are designed primarily to promote pay-for-performance and align the interest of employees with shareholders. While every salaried employee is eligible to participate in a performance-based incentive program, senior executives have more influence over the bank’s results and therefore have a much greater percentage of compensation at risk on the basis of personal and business performance. In 2022, 89% of the CEO’s pay was variable and at risk. A substantial portion of total executive rewards for our senior leadership team is tied to future corporate performance over a longer time period.

The human resources committee oversees several activities to maintain competitive compensation practices on a regular basis. These activities include pay benchmarking and reviews of select vertical pay ratios for additional context in making

Royal Bank of Canada

Shareholder proposals

recommendations to the board for compensation awards for the CEO. Our analysis includes comparing the annual total direct compensation of the CEO and the median annual total direct compensation of all employees, and changes to this comparison over time.

The human resources committee is also responsible for reviewing changes to our total rewards programs which spans beyond compensation. Our total rewards philosophy includes investing in a diversified and well-rounded rewards package. On top of a mid-year base salary increase for certain employees1 this year, RBC has also invested in enhancing our defined contribution pension plan contributions and family planning benefits in Canada and continues to evaluate other initiatives to support and engage employees. We invest in training and development and offer a network of resources to support employee innovation and growth. The human resources committee believes that the current disclosures provided in the Executive Compensation section of this circular are more relevant and provide meaningful information to shareholders than a pay ratio, and using a ratio such as this would not effectively address this shareholder’s concerns. Each year we consistently provide detailed information on performance highlights and the composition of executive compensation within our circular.

In the absence of a prescribed disclosure requirement in Canada, voluntary disclosure of vertical pay ratios by individual companies would not provide consistent, comparable, or reliable information for investors.

We remain committed to engaging with investors and considering their concerns when reviewing our approach to executive compensation. The board continues to monitor developments in executive compensation and its disclosure with a view to maintaining best practices.

The board recommends you vote AGAINST this proposal.

1	Employees of Global Grade 9 to 12

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted the following two proposals for a shareholder vote (translated from French to English).

PROPOSAL NO. 7: Advisory vote on environmental policies

It is proposed that the bank adopt an annual advisory vote policy regarding its environmental and climate change objectives and action plan.

At the 2022 annual meetings, we tabled this proposal, which received significant support at TD (25.4%), at CIBC (22.7%), at National Bank (22%), at Royal Bank (20.2%), at Scotia Bank (19.3%) and at BMO (15%). Furthermore, Laurentian Bank undertook to proceed with the implementation of the non-binding environmental advisory vote once it has established a baseline for its funded emissions.

According to the most recent report released by Rainforest1, the Big Five banks provided more than $131 billion to oil companies during 2021, and this financing is up from 2020:

Global positioning

Rank among institutions	Bank name	Financing

5	RBC	38.757 billion

9	Scotia	30.402

11	TD	21.154

15	BMO	18.781

20	CIBC	22.218

Note that these five major banks have loaned or underwritten close to $700 billion to fossil fuel companies since the Paris Agreement on climate change was signed in December 2015.

We question the scope of the plans put forward by these banks in fulfilling their commitment to join the Net-Zero Banking Alliance (NZBA) launched by former Bank of Canada Governor Mark Carney in 2015 and to play a leading role in financing the climate transition to achieve net zero emissions by 2050.

We therefore reiterate our proposal to implement a non-binding advisory vote allowing shareholders to express their satisfaction or dissatisfaction with the Bank’s environmental policy.

1	Banking on Climate Chaos — Fossil Fuel Finance Report 2022 https://www.bankingonclimatechaos.org//wp-content/themes/bocc-2021/inc/bcc-data-2022/BOCC_2022_vSPREAD.pdf

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL NO. 7:

The board is responsible for the bank’s priorities business plan, strategy, risk appetite and culture. It considers how to allocate the bank’s current and future resources between achieving business objectives, implementing and acting on its climate plan as part of the bank’s long-term strategy, and balancing the interests of shareholders, employees, clients, creditors and communities. It is also responsible for monitoring implementation and effectiveness of the approved strategic and operating plans. Additionally, through its committees, the board oversees risk management, including climate risk, and appropriate reporting to stakeholders, including shareholders.

An advisory vote on the bank’s approach to climate, even if non-binding in nature, would result in the creation of a new governance structure for approving an important element of the bank’s strategy, inconsistent with the board’s responsibility and accountability as outlined in the Office of the Superintendent of Financial Institutions’ Corporate Governance Guideline.

The board has approved the bank’s climate strategy, the RBC Climate Blueprint, leveraging its expertise and understanding of the bank’s businesses, the markets in which it operates, the risks and opportunities it is facing, the business activities of its clients, the interest of its stakeholders including the communities that RBC serves, as well as the bank’s Purpose, Vision and Values.

The board also relies on management’s highly-technical knowledge of the complexities of the bank’s businesses and day-to-day operations in implementing RBC’s strategy. As such, the board and management are best positioned to fully assess the appropriateness of the multiple components of the bank’s strategy, including its climate strategy. To that end, RBC has, in the last 18 months, added significant resources across the organization with dedicated full-time employees focused on climate-related matters; built an enterprise climate strategy team and supporting functional roles; as well as established internal review and oversight committees for improved decision-making.

RBC has strong ambitions, beliefs and a strategy regarding its environmental and climate change objectives, which are outlined in its Climate Report (available at rbc.com/climate). Further, in October 2022, RBC released its Net-Zero Report (available at rbc.com/climate), which outlined the bank’s initial 2030 interim emissions reduction targets for lending in three key sectors: oil and gas, power generation, and automotive.

RBC’s governance approach is one of continuous improvement and it monitors emerging best practices aimed at further aligning climate goals with the interests of the bank’s stakeholders, including shareholders. RBC is committed to open and responsible communications with its shareholders and it actively engages in dialogues with investors and governance advocates – adopting policies responsive to their concerns when it is in the best interests of all stakeholders.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 8: The circular economy

It is proposed that the Bank produce a report on the loans it granted over the previous years in support of a circular economy and the steps it intends to take to develop the expertise needed to properly enhance the value of these businesses.

This proposal received 16.23% support in 2021 and 18.32% in 2022. Also, according to a new report from the expert panel of the Council of Canadian Academies (CCA)1, the country is squandering excellent opportunities to use this waste. If Canada were to move to a circular economy (CE), the value it would derive from waste could allow it to remain economically competitive, while meeting its commitments to reduce greenhouse gas emissions and achieving its sustainable development goals.

Of course, your environmental initiatives should be noted. However, this proposal is intended to inform all interested parties (stakeholders) about the loans granted in support of the circular economy. The circular economy is a crucial part of the solution to global warming. It is also an answer to other global challenges, while offering significant opportunities for new growth. Also noteworthy is the membership of several other banks in national and international initiatives dealing specifically with the circular economy, including the Principles for Responsible Banking (PRB) of the UNEP-FI and Circular Economy Leadership Canada.

Furthermore, on a global scale, only a little less than 9% of extracted resources are reintegrated into the economy after a first cycle of use according to the World Circularity Gap Reporting Initiative2.

It therefore seems important that this disclosure be made so that the bank can set objectives in terms of financing these companies and developing the expertise necessary to properly assess their value, and that it report on the achievement of these objectives in its annual reports.

1	https://www.cca-reports-ca/circular-economy-presents-significant-opportunities-and-unique-challenges-for-canada-new-report
2	https://www.circularity-gap.world/2020

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL NO. 8:

RBC believes the circular economy is a valuable approach through which key environmental objectives, such as reducing greenhouse gas emissions and protecting biodiversity can be advanced. However, RBC believes that through the measures that it has in place today, including the RBC Sustainable Finance Framework (available at rbc.com/climate), and the bank’s Environmental and Social Risk Management policies, the bank is able to contribute to the environmental objectives advanced by a circular economy and have the greatest impact in supporting the bank’s clients and the communities that it serves.

RBC’s Sustainable Finance Framework, released in October 2022, includes a specific eligible activity category for projects or businesses that facilitate or carry out circular economy activities. These activities are eligible under RBC’s commitment to provide $500 billion in sustainable finance by 2025. Sustainable finance refers to financial activities that take into account environmental, social and governance factors. Further, RBC Tech for Nature is another way that RBC is inspiring new ideas, technologies, and partnerships to solve pressing environmental challenges. RBC is committed to fostering innovation that inspires a more sustainable future, and through Tech for Nature, RBC is working with more than 100 universities and charities, providing $100 million by 2025 to support innovative environmental programs, including those that support the circular economy.

RBC’s Environmental and Social Risk Management policies consider risks such as loss of biodiversity, nature, and water resource depletion – key objectives that the circular economy seeks to advance.

RBC recognizes the complexity of tracking lending that supports the circular economy and are encouraged by the work undertaken through industry initiatives as outlined in the proposal, including the Principles for Responsible Banking of the United Nations Environment Programme Finance Initiative and the Circular Economy Leadership Canada. However, RBC believes that its existing measures and initiatives highlighted above address the spirit and intentions encapsulated by these national and international initiatives. RBC remains open to working across industry sectors, with government, other financial institutions and third parties to promote consistency and comparability, and to evolve methodologies as needed to reflect the developing marketplace.

The board recommends you vote AGAINST this proposal

Withdrawn proposals

Following discussions with RBC, BCGEU agreed that the following proposal would not be submitted for a shareholder vote. As requested by BCGEU, this proposal and BCGEU’s supporting comments, and the board response are set out below.

PROPOSAL A:

As part of the Canadian federal government’s National Housing Strategy and its recognition of housing as a fundamental human right, in February 2022 the federal government appointed a Federal Housing Advocate (FHA), whose role is to promote and protect housing rights in Canada by independently conducting research on systemic housing issues.1

The FHA commissioned a series of reports on the financialization of housing, which is described as the growing dominance of financial actors in the housing sector, transforming the primary function of housing into a for-profit financial asset.

According to the summary report to the FHA, 20-30% of Canada’s purpose-built rental housing stock is owned by real estate investment trusts (REITs). The report outlines certain controversies2:

Financial firms strategically pursue unit “turnovers” to capitalize on allowable rent increases between tenancies. Researchers in the US have found that financial operators use eviction as a revenue-generating tool, and that they evict tenants at higher rates than other types of owners.

This concentration is higher in Canada’s north. A series of CBC News reports from 2021 highlighted tenant complaints against a publicly traded REIT that owns approximately 80% of the multi-unit private residential housing stock in Yellowknife and Iqaluit.3

A recent CTV News article highlighted the results of a survey indicating that “large, publicly-traded corporations, were more likely to face poor living conditions compared to those in housing owned by families or private companies.”4

Royal Bank of Canada

Shareholder proposals

The report for the FHA on the financialization of multi-family rental housing in Canada describes the negative effects of cost-cutting and under-maintenance strategies of financialized landlords, which result in worsened living conditions, as well as the displacement of lower income and racialized renters.5

Human Rights Due Diligence in Commercial Real Estate

In October 2022, BOMA Canada released its 2022 Human Rights Guide for Commercial Real Estate, which draws upon the United Nations Guiding Principles on Business and Human Rights (UNGPs) and the OECD Guidelines for Multinational Enterprises (OECD ensure they are seeking to prevent and mitigate adverse human rights impacts linked to their business relationships with these REITS, even if the banks themselves have not contributed to those impacts. Guidelines). The guide outlines how commercial property owners can incorporate business and human rights due diligence concepts into their operations.6

Human Rights Due Diligence in Multi-Family Rental Real Estate

Without an equivalent set of human rights due diligence practices for REITs operating in the multi-family residential space, banks must ensure that they are complying with their own obligations under the UNGPs and OECD Guidelines. Specifically, banks must ensure they are seeking to prevent and mitigate adverse human rights impacts linked to their business relationships with these REITS, even if the banks themselves have not contributed to those impacts.

RBC Involvement with Canadian Multi-Family Rental REITs

RBC has provided Canadian REITs with capital markets services through RBC Dominion Securities Inc., and each of the leading Canadian REITs discloses having a significant credit facility with a syndicate of Canadian banks.

RESOLVED THAT RBC disclose how it assesses and mitigates human rights risk in connection with its business relationships with clients which own multi-family residential rental properties in Canada.

1	https://www.canada.ca/en/canadian-heritage/news/2022/02/statement-by-the-minister-of-housing-and-diversity-andinclusion-on-the-appointment-of-canadas-federal-housing-advocate.html
2	https://www.homelesshub.ca/resource/financialization-housing-canada-project-summary-report
3	https://newsinteractives.cbc.ca/longform/the-landlords-game
4	https://www.ctvnews.ca/business/tenants-with-large-corporate-landlords-more-likely-to-face-poor-living-conditions-surveysuggests-1.5992030
5	https://www.homelesshub.ca/resource/financialization-multi-family-rental-housing-canada
6	https://bomacanada.ca/wp-content/uploads/2022/09/BOMACANADA_HumanRightsGuide_2022_EN.pdf

BOARD RESPONSE TO PROPOSAL A:

We acknowledge the concerns raised by the BCGEU and the Canadian Federal Housing Advocate about the potential for adverse human rights impacts stemming from the financialization of housing in the single-family residential and multi-family rental housing sectors in Canada.

The Canadian Bankers Association (CBA) provides its members with information, research and operational support, and it contributes to the development of public policy on issues that affect financial institutions. RBC has participated in discussions at the CBA relating to a variety of environmental and social issues, including the role of banks in identifying and managing human rights risk as it relates to the single-family residential and multi-family rental housing sectors in Canada.

In 2022, we updated Royal Bank of Canada’s environmental & social (E&S) risk management procedures for lending and underwriting in our Capital Markets Corporate Lending and Corporate Client Group businesses (the businesses), which included broadening our E&S risk due diligence requirements and review procedures related to human rights impacts. These procedures have been approved at an executive level within RBC’s risk management function, and are scheduled to take effect on or before October 31, 2023 for both businesses.

Following discussions with RBC, MÉDAC agreed that the following three proposals would not be submitted for a shareholder vote. As requested by MÉDAC, these proposals and MÉDAC’s supporting comments (translated from French to English), and the board responses are set out below.

PROPOSAL B: Disclosure of languages mastered by directors

It is proposed that the languages mastered by the director be disclosed in the skills and expertise matrix, in the circular.

In recent years, several public controversies about language have tainted the reputation of major public companies with respect to their social responsibility and their interpretation of their duties and obligations with respect to the diversity inherent in our societies. Language is at the heart of our democratic institutions and is a fundamental attribute of the community.

Royal Bank of Canada

Shareholder proposals

Such situations, harmful from every point of view, must be avoided. To this end — and for several other reasons — it is appropriate for all interested parties (stakeholders) to know, through a formal and official disclosure, the languages mastered by the company’s directors. Obviously, by “mastered,” what is understood is a level of language sufficient to allow its generalized use in all spheres of activity of both legal and physical persons; a level of language sufficient to enable all directors to assume their duties and functions fully and completely.

BOARD RESPONSE TO PROPOSAL B:

RBC is one of the 10 largest banks globally, based on market capitalization, serving 17 million clients in 29 countries. In line with our purpose, vision and values, including our value of putting the client first, we strive to provide excellent customer service to all our clients regardless of region or language and provide services in a manner that is sensitive to the cultural and community environment in which we operate.

When selecting potential candidates for appointment as a director, the governance committee considers business and professional expertise, including relevant financial services industry and risk management expertise, senior-level involvement in major organizations, international experience, a history of achievement and performance at the highest level. Residency, familiarity with geographic regions relevant to our strategic objectives as well as language skills are also considered. In addition, in line with our Board Diversity Policy, the governance committee considers factors such as gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, sexual orientation, background and other dimensions of diversity.

As disclosed on page 16 of this circular, 12 of our director nominees speak English fluently, four speak French fluently and two speak one or more languages. Such aggregate disclosure is consistent with the approach we take with other disclosure relating to gender diversity and Black, Indigenous or people of colour representation on the board.

We do not believe that language skills should be disclosed on an individual basis or be part of the skills and competencies matrix set by the board. First, this matrix focuses on the business and professional talent and expertise the board regards as key to the long-term strategic success of RBC against the backdrop of a rapidly changing and increasingly competitive global marketplace, challenging macroeconomic environment and a rapidly evolving regulatory landscape. Second, in line with our Code of Conduct, we are committed to protecting the privacy and personal information of our clients as well as our employees and directors. Hence, it would be inappropriate to disclose data regarding languages spoken by individual directors or languages other than English and French spoken by a very small number of directors (thus easily attributable to specific directors), as well as other personal characteristics such as gender, race, ethnicity, sexual orientation and disability as this constitutes personal information.

PROPOSAL C: Artificial intelligence

It is proposed that the Board of Directors review the mandates of the Governance Committee and the Risk Management Committee to include an ethics component regarding the use of artificial intelligence.

Artificial intelligence (AI) is becoming the key technology of the future. AI is a machine’s ability to simulate human behaviours such as reasoning, planning and creativity, especially through learning algorithms. Companies are increasingly using AI to develop more automated, personalized and “customer-oriented” services. AI also opens up new opportunities to enhance and facilitate the detection and reduction of risk, fraud and to promote enhanced regulatory compliance.

However, its use generates risk, as illustrated by Deloitte in one of its studies1:

•

Quality, quantity and relevance of the data used. The results of AI systems hinge on the quality and quantity of the data. If the datasets used to build the algorithms contain biases, the generated algorithm is likely to reflect these biases as well, or even amplify them.

•

The opacity of operation (black box when talking about AI). Contrary to the old generations of AI, where the systems made very clear decisions that were established by humans, the new generations will rely on very complex statistical methods, based on thousands of parameters. All these factors will make the final decision difficult to interpret, or even impossible to explain by humans.

•	Possible dysfunctions. Algorithms do not have the capacity for conceptual and common sense understanding specific to humans, and which are necessary to evaluate radically new situations.

As the latest reports from the World Economic Forum point out, the topic of artificial intelligence is reaching a turning point. In the short term, it seems important that the development of artificial intelligence meet the minimum criteria of governance, ethics and risk

Royal Bank of Canada

Shareholder proposals

management. Also according to Deloitte2, this reflection should focus on proving the reliability of the algorithms used (from the perspective of their internal and external verification), the intelligibility of the models and the interactions between humans and intelligent algorithms.

It is therefore crucial that the governance committee’s mandate be reviewed in order to incorporate this reflection and develop a code for the use of artificial intelligence to assure shareholders and interested parties (stakeholders) that its development and use are carried out by placing humans at the core of the machine, by guaranteeing the veracity, security and confidentiality of the data that feed it and by regulating the algorithms so that they integrate diversity and overcome biases that arise in decision-making, among others.

1	https://www2.deloitte.com/fr/fr/pages/risque-compliance-et-controle-interne/articles/intelligence-artificielle-quelles-evolutions-pour-profils-de-risques-des-entreprises.html
2	https://www2.deloitte.com/fr/fr/pages/risque-compliance-et-controle-interne/articles/intelligence-artificielle-dans-risque-de-credit.html
https://corpgov.law.harvard.edu/2020/06/25/artificial-intelligence-and-ethics-an-emerging-area-of-board-oversight-responsibility/

BOARD RESPONSE TO PROPOSAL C:

We believe that practicing ethical and responsible AI is the only way to do business and that it is fundamental to understand the societal and moral implications of this technology.

In response to the expanding use of AI in financial services, RBC has established principles to guide active risk management and responsible AI. Our values and Code of Conduct – which is annually approved by the board–provide the foundation for our five principles for the responsible use of AI:

•	We respect privacy
•	We defend against security risks
•	We are transparent and accountable for our decisions
•	We are committed to fairness
•	We promote positive outcomes for our clients, the community, our employees, and our business.

Realizing the potential for AI to help us better serve our clients, RBC founded Borealis AI, a research institute with a focus on state-of-the-art and ethical AI. Borealis AI supports RBC’s innovation strategy through fundamental scientific study and exploration in machine learning theory and applications.

As part of our commitment to advancing the development of responsible AI and machine learning, RBC and Borealis AI launched RESPECT AI™, an online hub that brings open source research code, tutorials, academic research and lectures to the AI community, helping to make ethical AI available to all, including companies and developers that do not have the resources to implement AI safely and ethically. At the forefront of this program are guidance and research tools around issues such as bias and fairness, which in the form of algorithms and data collection models, can be subtle, yet more impactful than the most overt and outrageous forms of blatant discrimination. We also leverage the learnings of this program to enhance our own internal practices and to ensure new capabilities and best practices are considered in our processes and models.

We are responsible for upholding fair lending standards and ensuring that the models we use – such as those detecting fraud, analyzing cyber threats or calculating lending risk–perform as expected and treat underrepresented groups fairly. As described in our 2022 annual report, models are subject to independent validation and approval by our independent enterprise model risk management function. We continue to evolve our model risk governance to take into account any new risk considerations that may emerge from the growing use of AI methods and applications in our models across our organization.

As described in our 2022 annual report, the board of directors oversees the strategic direction, plans and priorities of the bank and ensures they align with our risk appetite framework which the board approves annually. The board receives regular reports from the business segment heads, including on initiatives involving the use of AI. The risk committee reviews significant risks as well as top and emerging risks, including those related to the adoption and use of AI. Our model risk profile is reported annually to the board, and significant operational risks are routinely reviewed at the risk committee. The governance committee oversees culture and conduct, which includes whether our client interactions adhere to our Code of Conduct and monitors emerging trends and best practices through regular reporting which includes information about the ongoing monitoring of the responsible use of AI within the organization. Further to discussions with MÉDAC, we will describe even more precisely how the board and its committees oversee the risks related to the adoption and use of AI in our 2023 annual report.

With a 150+ year legacy of trust, responsible AI is core to RBC’s business. Pursuant to their charter and mandates, the board and its risk and governance committees ensure our strategy as well as our business interactions and models reflect our

Royal Bank of Canada

Shareholder proposals

responsibility to ensure that the use of AI respects diversity, human integrity, and achieves our Purpose of helping clients thrive and communities prosper.

PROPOSAL NO. D: Increased energy and environmental transition efforts

It is proposed that the Bank’s Board of Directors adopt and publish by 2025 an action plan to realign all of its portfolios with the Paris Agreement (carbon neutral by 2050) detailing the specific means to achieve this and the intermediate five-year targets to be met.

A recent report by the Institut de recherche en économie contemporaine (IREC) commissioned by OXFAM Québec1 shows that the carbon footprint of Canada’s eight largest banks is 1.9 billion tonnes, or 2.6 times the country’s GHG emissions, and that if they were to join together to form a new state, it would be the fifth largest GHG emitter in the world. This report appears to be in direct contradiction with the bank’s commitments made last year in response to our shareholder proposal to set interim targets and adopt a plan to achieve them.

While acknowledging that the bank is making concrete efforts to support and accelerate the climate transition, it could do better, and even set an example for other companies. Two observations from the IREC report stand out:

“First, not only have none of Canada’s major DTIs committed to withdrawing from the fossil fuel sector in the short or medium term, but they all persist in presenting themselves as participants in the energy transition and sustainable financing aimed at either decarbonizing the processes of extraction, transformation and/or use of fossil fuels or supporting diversification of the “green” asset portfolios of companies in the sector, particularly in the areas of green technologies and renewable energy.

Second, even in terms of their financial commitments to the energy and environmental transition, Canadian DTIs have set their sights relatively low: For example, the total C$850 billion pledged by BMO, RBC, Scotiabank, CIBC and TD for 2020–2030, while not inconsiderable, will ultimately represent only two-thirds of their previously committed fossil fuel assets between 2016 and 2020 alone, which were in excess of C$1.3 trillion. In addition, many of the mutual funds and exchange-traded funds of the eight Canadian DTIs, including ESG or “green” funds, are still not aligned with the Paris Agreement targets, exceeding the maximum exposure to carbon sectors that would limit global warming to less than two degrees.”

The bank—which is one of the banks directly targeted in the report, particularly in recommendation #4—has significant financial strength and must fulfill its equally significant responsibilities by formally implementing its commitments and adopting and publishing a concrete plan.

1	https://oxfam.qc.ca/wp-content/uploads/2022-canada-banks-carbon-footprint-report.pdf

BOARD RESPONSE TO PROPOSAL NO. D:

RBC is focusing its attention where it believes it can have the biggest impact – working with its clients, including those in high-emitting, hard-to-abate sectors, as they take steps to reduce their emissions. The bank is also supporting initiatives that bring greener solutions to market. RBC is committed to supporting its clients through their transition and supporting them to create plans that are in line with the bank’s climate priorities, which will require collaboration and commitment in both directions.

RBC believes that the objectives this proposal is striving to achieve are already addressed through the bank’s climate strategy, the RBC Climate Blueprint, as well as its Climate Report and Net-Zero Report (all available at rbc.com/climate), which are aligned with the commitments RBC made as a member of the Net-Zero Banking Alliance (NZBA). The bank believes the time of management and key personnel is most effectively spent on executing and delivering on its ambitious climate strategy and emissions reduction targets.

In October 2022, RBC released its Net-Zero Report (available at rbc.com/climate) which outlined the bank’s initial 2030 interim emissions reduction targets for lending in three key sectors: oil and gas, power generation and automotive. The bank has taken a measured, thoughtful and deliberate approach to target-setting that is aligned with science and industry best practices. In line with our commitments as part of the NZBA, RBC intends to set interim emissions reduction targets for lending for all or a substantial majority of the carbon-intensive sectors that are identified in the NZBA Guidelines for Climate Target Setting for Banks, as the data and methodologies allow, within 24 months of setting our initial 2030 interim emissions reduction targets.

RBC also intends to publish a high-level transition plan detailing key milestones and the categories of actions that it plans to take in order to achieve the bank’s emissions reduction targets within one year of setting our initial 2030 interim emissions reduction targets. As we develop our transition plan, we will consider reports and publications such as the OXFAM Quebec report, the Glasgow Financial Alliance for Net Zero guidance on net-zero transition plans for financial institutions, and others as relevant.

Royal Bank of Canada

Shareholder proposals

RBC will review and revise its initial 2030 interim emissions reduction targets as appropriate (and at a minimum every five years until 2050), as new data becomes available and as assumptions, methodologies, requirements and standards advance to align with evolving economic realities, market practice and climate science.

Update on proposals withdrawn in 2022

As noted in our 2022 proxy circular, further to discussions with RBC, MÉDAC had agreed not to submit to a shareholder vote on the proposal titled “Purpose” that they had submitted in advance of the 2022 annual meeting of common shareholders based on the board’s response, including a commitment that its governance committee be responsible for overseeing the bank’s alignment to our Purpose. The mandate of the governance committee was amended accordingly in 2022.

In addition, MÉDAC had also agreed not to submit to a shareholder vote the proposal titled “Formal employee representation in the strategic decision-making process” based on the bank’s undertaking to review current practices and consider alternative means for increasing employee participation in informing strategic decisions. With the assistance of an independent third party consultant, we have reviewed leading industry practices and relevant regulatory requirements from a global, regional and inter-industry perspective. We have compared them against the bank’s current practices to identify any gaps or opportunities as they relate to incorporating employee feedback in strategic decision-making. Based on that review, we have concluded that our existing processes align with leading industry practices and that there are no significant gaps in such existing processes. Accordingly, we have concluded that no additional processes related to employee input in strategic decisions are required to establish appropriate opportunities for employee input at this moment. We will continue to manage employee experience with a focus on ongoing improvement informed by industry practices.

Contact information

Secretary Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada corporate.secretary@rbc.com rbc.com/governance	Chair of the Board Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada rbc.com/governance

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81110 (02/2023)